                                             As Filed Pursuant to Rule 424(b)(1)
                                             Registration No. 333-38301


PROSPECTUS SUPPLEMENT

(To Prospectus Dated November 14, 1997)

                         [GST TELECOMMUNICATIONS LOGO]


                          GST Telecommunications, Inc.
                                  $19,000,000
               12 3/4% SENIOR SUBORDINATED ACCRUAL NOTES DUE 2007
                            ------------------------
THIS PROSPECTUS SUPPLEMENT AMENDS THE PROSPECTUS DATED NOVEMBER 14, 1997 OF GST
 TELECOMMUNICATIONS, INC. (THE "PROSPECTUS") AND SHOULD BE READ IN CONJUNCTION
   WITH THE PROSPECTUS. THE PROSPECTUS IS HEREBY AMENDED BY THE TERMS OF THIS PROSPECTUS SUPPLEMENT AND THE MATTERS HEREIN SUPERSEDE ANY CONTRARY STATEMENTS CONTAINED IN THE PROSPECTUS. UNLESS DEFINED HEREIN, ALL CAPITALIZED TERMS ARE
   USED WITH THE MEANINGS ASCRIBED TO THEM IN THE PROSPECTUS. FOR ADDITIONAL
                  INFORMATION, PLEASE REFER TO THE PROSPECTUS.
 GST TELECOMMUNICATIONS, INC. IS OFFERING AN ADDITIONAL $19.0 MILLION PRINCIPAL
  AMOUNT OF ITS 12 3/4% SENIOR SUBORDINATED ACCRUAL NOTES DUE 2007, HAVING THE SAME TERMS AND ISSUED UNDER THE SAME INDENTURE AS THE $125.0 MILLION PRINCIPAL
  AMOUNT OF NOTES REFERRED TO IN THE PROSPECTUS (SUCH $125.0 MILLION PRINCIPAL AMOUNT OF NOTES TOGETHER WITH THE ADDITIONAL $19.0 MILLION OF NOTES OFFERED
HEREBY BEING, THE "DEBT OFFERING"). AS A RESULT OF THE ADDITIONAL $19.0 MILLION PRINCIPAL AMOUNT OF NOTES, ON A PRO FORMA BASIS AFTER GIVING EFFECT TO THE DEBT OFFERING, THE COMPANY WOULD HAVE HAD AN ADDITIONAL $19.0 MILLION OF INDEBTEDNESS
 OUTSTANDING AND ITS PRO FORMA INTEREST EXPENSE FOR THE NINE MONTHS ENDED JUNE 30, 1997 AND THE YEAR ENDED SEPTEMBER 30, 1996 WOULD HAVE INCREASED BY $1.6 AND $2.1 MILLION, RESPECTIVELY (ASSUMING 15% OF THE INTEREST ON THE ADDITIONAL $19.0
                 MILLION OF NOTES WOULD HAVE BEEN CAPITALIZED).
                             ------------------------
    Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the Underwriters named herein have severally agreed to purchase, and the Company has agreed to sell to them, the respective principal amount of additional Notes set forth opposite the names of such Underwriters below:

                                                                                                    PRINCIPAL
                                                 NAME                                            AMOUNT OF NOTES
        ---------------------------------------------------------------------------------------  ---------------
        Morgan Stanley & Co. Incorporated......................................................    $18,800,000
        Bear, Stearns & Co. Inc................................................................        100,000
        Credit Suisse First Boston Corporation.................................................        100,000
                                                                                                 ---------------
                Total..........................................................................    $19,000,000
                                                                                                 ===============

    The Underwriters have agreed to purchase the additional Notes offered hereby from the Company for an aggregate purchase price of 96.5% of par value, plus accrued interest from November 19, 1997. The Underwriters propose to offer the Notes offered hereby from time to time, in negotiated transactions or otherwise, at varying prices to be determined at the time of each sale.

                            ------------------------

     The additional Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the additional Notes will be made on or about December 1, 1997 at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------
MORGAN STANLEY DEAN WITTER

                          BEAR, STEARNS & CO. INC.
                                                      CREDIT SUISSE FIRST BOSTON
November 24, 1997

PROSPECTUS

                         [GST TELECOMMUNICATIONS LOGO]

                                  $125,000,000
                          GST Telecommunications, Inc.
                12 3/4% SENIOR SUBORDINATED ACCRUAL NOTES DUE 2007
                            ------------------------

  GST TELECOMMUNICATIONS, INC. IS OFFERING $125.0 MILLION PRINCIPAL AMOUNT OF
12 3/4% SENIOR SUBORDINATED ACCRUAL NOTES DUE 2007. EACH NOTE WILL BEAR INTEREST
 AT A RATE OF 12 3/4% PER ANNUM, HOWEVER NO INTEREST WILL BE PAID ON THE NOTES
  PRIOR TO MAY 15, 2003. UNTIL NOVEMBER 15, 2002, INTEREST WILL ACCRUE AND BE COMPOUNDED SEMI-ANNUALLY ON EACH MAY 15 AND NOVEMBER 15, COMMENCING MAY 15,
    1998, BUT WILL NOT BE PAYABLE IN CASH. FROM AND AFTER NOVEMBER 15, 2002, INTEREST ON THE PRINCIPAL AMOUNT AND THE FINAL ACCUMULATED INTEREST AMOUNT OF
                    EACH NOTE WILL BE PAYABLE SEMI-ANNUALLY.

 THE NOTES ARE REDEEMABLE AT THE OPTION OF THE COMPANY, IN WHOLE OR IN PART, AT
   ANY TIME ON OR AFTER NOVEMBER 15, 2002, AT THE REDEMPTION PRICES SET FORTH HEREIN. IN ADDITION, AT ANY TIME PRIOR TO NOVEMBER 15, 2000, UP TO 33 1/3% OF
THE AGGREGATE PRINCIPAL AMOUNT OF THE NOTES MAY BE REDEEMED BY THE COMPANY FROM
 THE PROCEEDS OF ONE OR MORE SALES OF ITS CAPITAL STOCK (OTHER THAN REDEEMABLE
  STOCK), AT 112.75% OF THE SUM OF THEIR PRINCIPAL AMOUNT PLUS THE ACCUMULATED INTEREST AMOUNT ON THE REDEMPTION DATE; PROVIDED THAT AFTER ANY SUCH REDEMPTION AT LEAST $83.3 MILLION AGGREGATE PRINCIPAL AMOUNT OF NOTES REMAINS OUTSTANDING.

 CONCURRENT WITH THE DEBT OFFERING, THE COMPANY WILL MAKE A PUBLIC OFFERING OF 5,600,000 OF ITS COMMON SHARES. THE CLOSING OF THE DEBT OFFERING IS CONDITIONED UPON THE CLOSING OF THE STOCK OFFERING, BUT THE CLOSING OF THE STOCK OFFERING IS
             NOT CONDITIONED UPON THE CLOSING OF THE DEBT OFFERING.

   THE NOTES WILL BE UNSECURED OBLIGATIONS OF THE COMPANY. THE NOTES WILL BE SUBORDINATED TO THE EXISTING AND FUTURE SENIOR INDEBTEDNESS OF THE COMPANY AND EFFECTIVELY SUBORDINATED TO ALL LIABILITIES OF THE COMPANY'S SUBSIDIARIES. AT
JUNE 30, 1997, ON A PRO FORMA BASIS AFTER GIVING EFFECT TO THE DEBT OFFERING AND
   THE APPLICATION OF THE NET PROCEEDS THEREFROM, THE COMPANY (EXCLUDING ITS SUBSIDIARIES) WOULD HAVE HAD APPROXIMATELY $152.1 MILLION OF INDEBTEDNESS
OUTSTANDING, OF WHICH $24.6 MILLION WOULD HAVE BEEN SENIOR INDEBTEDNESS, AND THE
     COMPANY'S SUBSIDIARIES WOULD HAVE HAD APPROXIMATELY $596.2 MILLION OF
             LIABILITIES, INCLUDING $560.0 MILLION OF INDEBTEDNESS.

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                                                       UNDERWRITING
                                PRICE TO               DISCOUNTS AND           PROCEEDS TO THE
                                PUBLIC(1)             COMMISSIONS(2)            COMPANY(1)(3)
                          ---------------------    ---------------------    ---------------------
Per Note..............           100.0%                    3.5%                     96.5%
Total.................        $125,000,000              $4,375,000              $120,625,000

------------
    (1) Plus accrued interest, if any, from November 19, 1997.
    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."
    (3) Before deducting expenses payable by the Company estimated at $550,000.

                            ------------------------

     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about November 19, 1997 at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.
                            ------------------------

MORGAN STANLEY DEAN WITTER
                    BEAR, STEARNS & CO. INC.
                                 CREDIT SUISSE FIRST BOSTON

November 14, 1997

                         [Map of Western United States]

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
Enforceability of Civil Liabilities Against Foreign Persons...........................    4
Available Information.................................................................    4
Incorporation of Certain Documents by Reference.......................................    4
Prospectus Summary....................................................................    5
Risk Factors..........................................................................   12
Use of Proceeds.......................................................................   25
Capitalization........................................................................   26
Selected Consolidated Financial Data..................................................   27
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   29
Business..............................................................................   38
Management............................................................................   55
Certain Transactions..................................................................   64
Principal Shareholders................................................................   66
Description of the Notes..............................................................   67
Description of Certain Indebtedness and Redeemable Preferred Shares...................   95
Certain United States Federal Income Tax Considerations...............................  101
Certain Canadian Tax Considerations...................................................  105
Underwriters..........................................................................  108
Legal Matters.........................................................................  108
Experts...............................................................................  109
Index to Financial Statements.........................................................  F-1

                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

          ENFORCEABILITY OF CIVIL LIABILITIES AGAINST FOREIGN PERSONS

     The Company is incorporated under the laws of Canada. Certain of its directors and officers, and certain experts named herein, are residents of Canada and all or a portion of the assets of such persons are located outside of the United States. As a result, it may be difficult or impossible for United States noteholders to effect service within the United States upon those directors, officers or experts who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon the civil liability of such persons under the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent such judgments exceed such person's United States assets. It is uncertain whether Canadian courts would (i) enforce judgments of United States courts obtained against the Company or such directors, officers or experts predicated solely upon the civil liability provisions of United States laws or (ii) impose liability in original actions against the Company or its directors, officers or experts predicated solely upon United States securities laws.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (herein, together with all amendments, exhibits and schedules thereto, referred to as the "Registration Statement") under the Securities Act with respect to the Notes offered hereby. In accordance with the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the schedules and exhibits thereto. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. For further information pertaining to the Company and the Notes, reference is made to such Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, or at its regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at Seven World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and the exhibits thereto at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, Room 1024, Washington, D.C. 20549. In addition, registration statements and other filings made with the Commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system are publicly available through the Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Shares are listed on the American Stock Exchange (the "AMEX") and such reports and other information may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, as amended, and Quarterly Reports on Form 10-Q for the quarters ended December 31, 1996, March 31, 1997, as amended, and June 30, 1997 and Current Reports on Form 8-K dated September 30, 1997, September 9, 1997, May 31, 1997, February 28, 1997 and October 17, 1996 are incorporated by reference in this Prospectus and shall be deemed to be a part hereof. All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15 of the Exchange Act, prior to the termination of the Debt Offering, are deemed to be incorporated by reference in this Prospectus and shall be deemed to be a part hereof from the date of filing of such documents.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written requests for such copies should be directed to GST Telecommunications, Inc. at 4317 N.E. Thurston Way, Vancouver, Washington 98662, Attention: Chief Financial Officer. Oral requests should be directed to such individual (telephone number (360) 254-4700).

                               PROSPECTUS SUMMARY

     The following prospectus summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires,
(i) the term "Company" means the consolidated business operations of GST Telecommunications, Inc. ("GST") and its subsidiaries; (ii) the terms "fiscal" and "fiscal year" refer to the Company's fiscal years, including the fiscal year ended August 31, 1992 ("Fiscal 1992"), the fiscal year ended August 31, 1993 ("Fiscal 1993"), the 13 months ended September 30, 1994 ("Fiscal 1994"), the fiscal year ended September 30, 1995 ("Fiscal 1995"), the fiscal year ended September 30, 1996 ("Fiscal 1996"), the fiscal year ended September 30, 1997 ("Fiscal 1997") and the fiscal year ending December 31, 1998 ("Fiscal 1998");
(iii) the term "1997 Transition Period" refers to the three-month period ending December 31, 1997; (iv) the term "year" refers to calendar year; and (v) the information presented assumes that the U.S. underwriters' over-allotment option in the Stock Offering (as hereinafter defined) is not exercised. Industry figures were obtained from reports published by the Federal Communications Commission (the "FCC"), the U.S. Department of Commerce and other industry sources, which the Company has not independently verified. Certain information contained in this summary and elsewhere in this Prospectus, including information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with regard to the Company's plans and strategy for its business and related financing, include forward-looking statements. See "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements.

                                  THE COMPANY

     The Company provides a broad range of integrated telecommunications products and services, primarily to business customers located in the western continental United States and Hawaii. As a facilities-based competitive local exchange carrier ("CLEC"), the Company operates state-of-the-art, digital telecommunications networks that represent an alternative to incumbent local exchange carriers ("ILECs"). The Company's full line of products, which offer a "one-stop" solution to customers' telecommunications services requirements, include long distance, Internet, data transmission and private line services, and local dial tone services, which were recently introduced. The Company's revenues were $41.3 million for Fiscal 1996 and $74.9 million for the nine months ended June 30, 1997.

     The Company's digital networks currently serve 30 markets in Arizona, California, Hawaii, Idaho, New Mexico, Texas and Washington. In addition, the Company has networks under construction which, when completed, will serve 12 additional markets and expand its regional footprint to Oregon. The Company also constructs, markets and manages longhaul fiber optic facilities, principally in Arizona, California and Hawaii. The Company's longhaul fiber optic facilities currently extend approximately 500 route miles and an additional 1,000 route miles are expected to become operational over the next 12 months.

     Management believes that the Company has an opportunity to leverage its existing network infrastructure and service capabilities to provide customers with an integrated telecommunications package. The Telecommunications Act of 1996 (the "Telecommunications Act") and state regulatory initiatives have substantially changed the telecommunications regulatory environment in the United States. As a result of these regulatory changes, the Company is permitted in certain states to provide local dial tone in addition to its existing telecommunications service offerings. In order to capitalize on these opportunities, the Company has accelerated the development of additional networks and longhaul fiber optic facilities within its region while significantly expanding its product and service offerings, primarily with respect to the provision of local services. To facilitate its entry into local services, the Company has in service five high capacity digital switches, has installed and is currently testing four additional high capacity digital switches and is planning to deploy an additional five such switches through early 1998.

TELECOMMUNICATIONS SERVICES STRATEGY

     In conjunction with its network expansion, the Company has developed a strategy to leverage its existing facilities and infrastructure, customer base and experience by providing a broad range of integrated telecommunications services to meet the voice and data needs of its end-user customers. The Company focuses on small to medium-sized businesses that have significant telecommunications requirements. The Company, through its established sales channels, offers: (i) bundled local and long distance services; (ii) flexible pricing and customized products and services; and (iii) an enhanced level of customer service. To meet its customers' needs, the Company offers a number of telecommunications services, including:

     Local Services. Where regulatory conditions permit, the Company offers both switched and dedicated local service. Fixed or special access services involve a fixed communications link, usually between an end-user and a long distance carrier's point-of-presence ("POP"). With a switch, it is possible for the Company to direct traffic to any end-user or long distance carrier provided that the Company has an interconnection agreement with the connecting carriers. As demand warrants, the Company plans to continue to install switching equipment in its operational networks, in markets where it is constructing networks and in certain other cities where the Company will rely on ILEC facilities for transmission. Once a switch is operational, where regulatory conditions permit, the Company intends to offer local dial tone, in addition to enhanced services such as ISDN, Centrex, voice mail and other custom calling features.

     Long Distance Services. The Company offers basic and enhanced long distance services, such as toll free, calling card, prepaid calling card and international call back services, targeting primarily business customers purchasing between $200 and $15,000 of services per month, as well as resellers and other carriers. The Company purchases long distance capacity under agreements with certain major long distance carriers that provide the Company capacity at rates that vary with the monthly traffic generated by the Company. The Company recently expanded its long distance products and services through the acquisition of Action Telcom Co. ("Action Telcom"), a facilities-based provider of long distance and local services. The Company intends to continue to pursue acquisitions of long distance carriers.

     Internet Services. The Company presently offers Internet-related services in most of its markets such as dedicated Internet services, World Wide Web ("Web") site development and hosting, provides access and upstream transport for local Internet Service Providers ("ISPs"), electronic data interchange ("EDI") and electronic commerce services and is in the process of developing various Internet software applications. The Company also offers dial-up Internet services to customers in Portland, Vancouver (Washington), the State of Hawaii and select markets in California and intends to begin offering such services in the Los Angeles, San Francisco and Houston metropolitan areas in the fourth quarter of 1997. Management believes that these services will become an important component of the Company's overall product offerings and intends to continue to expand its Internet access and service business to other markets.

     Data Services. The Company offers national and international frame relay services on its own frame relay network and through interconnection agreements with other data providers. Under these agreements, the Company and such data providers have agreed to link their data networks and terminate one another's traffic. The Company has deployed Cascade Communications frame relay switches in 21 markets in the western United States. Such switches can provide both frame relay and Internet services. The Company plans to offer data networking services such as asynchronous transfer mode ("ATM"), high speed LAN connectivity, video conferencing, multimedia networking, frame relay and high capacity access to the Internet. The Company has one ATM switch commercially operational in each of Portland and Seattle.

     The Company is expanding its telecommunications services business through internal development and will continue to explore opportunities for further expansion by acquisitions and joint ventures.

TELECOMMUNICATIONS NETWORK STRATEGY

     The Company's network strategy is to continue to develop and expand its network infrastructure to ultimately assemble, through a combination of owned and leased facilities and joint ventures, an integrated regional network for the on-net provision of CLEC services including local, long distance, Internet access and data services. The Company will continue to focus on the western United States in order to take advantage of its strategically advantageous position in California and Hawaii and the substantial telecommunications traffic that exists among the western United States, Mexico, the Pacific Rim and western Canada. Key elements in this strategy include:

     Initial Deployment. The Company has identified attractive markets in its region and has sought to be one of the first CLECs to obtain the necessary permits, rights-of-way and licenses to construct and operate networks in its targeted markets. Initial network deployment is designed to provide connectivity among the Company's facilities, selected long distance carriers' POPs, the ILEC's central offices and the market's primary business centers. In addition, the Company may deploy network facilities in markets where it achieves a critical mass of customers using resold or leased facilities.

     Expansion. Subsequent to initial network deployment, the Company seeks to expand its network in a geographic area to efficiently address a large number of significant users of telecommunications services. To facilitate this expansion, the Company has entered into strategic agreements with a number of gas and electric utilities. These arrangements have enabled the Company to obtain access to and use of rights-of-way, conduit and transmission and distribution facilities in a timely and cost-effective manner.

     Interconnection. Management believes that the formation of an integrated regional network through the interconnection of the Company's individual networks will provide significant advantages. In addition to providing the Company with a larger addressable market, the interconnection of its networks is expected to allow the Company to carry its intra-regional telecommunications traffic on-net, thereby improving operating margins by reducing payments to other carriers for use of their facilities, as well as to lease longhaul transport capacity to others.

MANUFACTURING

     The Company, through its equipment subsidiary, NACT Telecommunications, Inc. ("NACT"), produces advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. NACT's customers include long distance carriers, prepaid debit (calling) card and prepaid cellular network operators, international callback/reorigination providers and other specialty telecommunications service providers. NACT's products and services include the STX application switching platform (the "STX"), the NTS telemanagement and billing system (the "NTS") and facilities management services. The Company acquired the stock of NACT over a 19-month period commencing in September 1993 for aggregate consideration of approximately $8.9 million, consisting of cash and Common Shares. In March 1997, NACT completed an initial public offering of its common stock (the "NACT Offering"), pursuant to which the Company and NACT sold one million and two million shares, respectively, of NACT's common stock, resulting in gross proceeds to the Company and NACT of $10 million and $20 million, respectively. As a result of the NACT Offering, the Company's interest in NACT has been reduced to approximately 63%. On September 30, 1997, the Company announced that it had retained Hambrecht & Quist LLC to explore alternatives for monetizing its 63% interest in NACT, including a potential sale of some or all of its shares of NACT's capital stock to one or more strategic investors.

FINANCING PLAN

     In order to continue to fund the expansion of its infrastructure, including the development and construction of additional networks and longhaul fiber optic facilities, the expansion of its product and service offerings, and to provide funding for working capital and general corporate purposes, including funding operating deficits, the Company will offer (the "Debt Offering") $125.0 million principal amount of its 12 3/4% Senior Subordinated Accrual Notes due 2007 (the "Notes") hereby and the Company will offer (the "Stock Offering" and together with the Debt Offering, the "Offerings") 5,600,000 Common Shares in a concurrent offering. The closing of the Debt Offering is conditioned upon the closing of the Stock Offering. The closing of the Stock Offering is not conditioned upon the closing of the Debt Offering. See "Description of the Notes" and "Description of Certain Indebtedness and Redeemable Preferred Shares."

                               THE DEBT OFFERING

Securities Offered.........  $125,000,000 aggregate principal amount of 12 3/4%
                             Senior Subordinated Accrual Notes due 2007 (the "Notes"), issued by the Company.

Maturity...................  November 15, 2007.

Yield and Interest.........  Interest accrues on the Notes at an annual rate of
                             12 3/4%, however there will not be any payment of interest on the Notes prior to May 15, 2003. Until November 15, 2002 (the "Final Interest Accrual Date"), interest will accrue and be compounded semiannually on each May 15 and November 15 (each an "Interest Accrual Date"), commencing May 15, 1998, but will not be payable in cash. From and after November 15, 2002, interest on the sum of the principal amount of each Note and the accrued and unpaid interest thereon through the Final Interest Accrual Date (the "Final Accumulated Interest Amount") will be payable semiannually on May 15 and November 15 of each year, commencing May 15, 2003.

Optional Redemption........  The Notes are redeemable at the option of the
                             Company, in whole or in part at any time after November 15, 2002, at the redemption prices set forth herein, plus accrued interest. In addition, at any time prior to November 15, 2000, up to 33 1/3% of the aggregate principal amount of the Notes may be redeemed by the Company from the proceeds of one or more sales of its Capital Stock (other than Redeemable Stock), at 112.75% of the sum of their principal amount plus the Accumulated Interest Amount on the redemption date; provided that after any such redemption at least $83.3 million aggregate principal amount of Notes remains outstanding. See "Description of the
                             Notes -- Optional Redemption."

Additional Amounts.........  Any payments in respect of the Notes will be made without withholding or deduction for Canadian taxes except as required by law or the interpretation or administration thereof, in which case the Company will pay such additional amounts as may be necessary so that the net amount received by the holders of the Notes after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of the Notes -- Additional Amounts."

Redemption for Changes in
  Canadian Withholding
  Taxes....................  In the event that, as a result of certain changes affecting Canadian withholding taxes, the Company becomes obligated to pay additional amounts in accordance with the Indenture, the Notes will be redeemable, as a whole but not in part, at the option of the Company at any time at 100% of their principal amount plus accrued interest. See "Description of the Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control (as defined herein), the
                             Company will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the sum of their principal amount and Accumulated Interest Amount, plus accrued interest thereon. See "Description of the
                             Notes -- Repurchase of Notes upon a Change of Control."

Ranking....................  The Notes will be unsecured, general obligations of the Company, subordinated in right of payment to all existing and future Senior

                             Indebtedness of the Company. The Notes will rank pari passu in right of payment with any future senior subordinated indebtedness of the Company and will be senior in right of payment to all future subordinated indebtedness of the Company. In addition, the Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. At June 30, 1997, on a pro forma basis after giving effect to the Debt Offering and the application of the net proceeds therefrom, the Company (excluding its subsidiaries) would have had approximately $152.1 million of indebtedness outstanding, of which $24.6 million would have been Senior Indebtedness, and the Company's subsidiaries would have had approximately $596.2 million of liabilities (excluding guarantees of the Company's indebtedness), including $560.0 million of indebtedness. See "Risk Factors -- Substantial Indebtedness," "-- Subordination of Notes to Secured Indebtedness" and "Description of the Notes -- Ranking."

Certain Covenants..........  The Indenture will contain certain covenants, including, but not limited to: (i) limitation on indebtedness; (ii) limitation on senior subordinated indebtedness; (iii) limitation on restricted payments; (iv) limitation on dividend and other payment restrictions affecting restricted subsidiaries; (v) limitation on the issuance and sale of capital stock of restricted subsidiaries;
                             (vi) limitation on issuances of guarantees by restricted subsidiaries; (vii) limitation on transactions with shareholders and affiliates;
                             (viii) limitation on liens; (ix) limitation on investments; and (x) limitation on asset sales. See "Description of the Notes -- Certain Covenants."

Use of Proceeds............  The Company intends to use the net proceeds from the Offerings to fund capital expenditures for the continued expansion of its infrastructure, including the development and construction of additional networks and longhaul fiber optic facilities, to broaden the scope of the Company's service offerings and for working capital and other general corporate purposes, including funding operating deficits. See "Use of Proceeds."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 12 for a discussion of certain factors relating to the Company, its business and an investment in the Notes.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto included elsewhere in this Prospectus. The summary consolidated financial data for Fiscal 1994, Fiscal 1995 and Fiscal 1996 presented below were derived from the audited consolidated financial statements of the Company. The summary consolidated financial data for the nine months ended June 30, 1996 and 1997 presented below were derived from unaudited financial statements of the Company, which in the opinion of the management of the Company, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for interim periods. Operating results for interim periods are not necessarily indicative of results to be expected for the full fiscal year.

                             THIRTEEN MONTHS         YEAR ENDED                   NINE MONTHS ENDED
                                  ENDED             SEPTEMBER 30,                     JUNE 30,
                              SEPTEMBER 30,     ---------------------    -----------------------------------
                                 1994(1)          1995        1996             1996                1997
                             ---------------    --------    ---------    -----------------    --------------
                                                                                     (UNAUDITED)
                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Telecommunication
     services...............     $   112        $ 11,118    $  31,726        $  19,452          $   58,738
  Telecommunication
     products...............       5,889           7,563        9,573            5,772              16,186
                                 -------        --------    ---------        ---------           ---------
     Total revenues.........       6,001          18,681       41,299           25,224              74,924
Operating loss..............      (1,337)        (11,631)     (42,597)         (25,278)            (54,683)
Other expenses (income):
  Interest income...........        (254)           (303)      (5,549)          (4,209)             (3,377)
  Interest expense(2).......          27             838       21,224           14,801              21,321
  Other, net................       1,877           1,347        2,360            1,534              (6,549)
Income tax expense..........         502(3)          166(3)       157               31                 843
                                 -------        --------    ---------        ---------           ---------
Net loss(4).................     $(3,491)       $(11,315)   $ (60,378)       $ (37,100)         $  (67,312)
                                 =======        ========    =========        =========           =========
Net loss per Common Share...     $  (.35)       $   (.82)   $   (3.18)       $   (2.00)         $    (2.87)
                                 =======        ========    =========        =========           =========
Weighted average number of
  Common Shares
  outstanding...............       9,879          13,781       18,988           18,513              23,460
Ratio of earnings to fixed
  charges(5)................          --              --           --               --                  --

OTHER DATA:
Capital expenditures........     $ 1,486        $ 33,922    $  97,561        $  44,018          $  168,441
EBITDA(6)...................        (779)         (8,807)     (33,936)         (19,620)            (39,452)
Pro forma interest
  expense(7)................                                   66,278                               50,961


                                                                                 AS OF JUNE 30, 1997
                                                                                               AS ADJUSTED
                                                                                              FOR THE STOCK
                                                                                                 AND DEBT
                                                                              ACTUAL           OFFERINGS(8)
                                                                             ---------          ---------
                                                                                     (UNAUDITED)
                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and investments...............................        $  40,665          $  223,930
Restricted cash and investments......................................          209,174             209,174
Property and equipment...............................................          314,986             314,986
Accumulated depreciation.............................................           14,630              14,630
Total assets.........................................................          682,026             870,216
Current portion of long-term debt and capital lease obligations......            8,340               8,340
Long-term debt and capital lease obligations (excluding current
  portion)...........................................................          578,832             703,832
Redeemable Preferred Shares..........................................           52,968              52,968
Common Shares and commitment to issue shares(9)......................          137,107             200,297
Accumulated deficit..................................................         (143,645)           (143,645)
Shareholders' equity (deficit).......................................           (6,538)             56,652

                                            (footnotes appear on following page)

------------
(1) The Company changed its fiscal year end to September 30, effective in 1994. As a result, amounts reported for Fiscal 1994 are for the 13 months ended September 30, 1994. Results for Fiscal 1994 include the acquisition of 60% of GST Telecom Inc. ("GST Telecom"), the Company's subsidiary that owned and operated each of the Company's networks and, at various times during Fiscal 1994, an aggregate of 80% of NACT.

(2) Excludes capitalized interest of (i) $.3 million for Fiscal 1995, (ii) $2.3 million for Fiscal 1996, (iii) $1.7 million for the nine months ended June 30, 1996 and (iv) $10.4 million for the nine months ended June 30, 1997. During the construction of the Company's networks, the interest costs related to construction expenditures are considered to be assets qualifying for interest capitalization under Financial Accounting Standards Board ("FASB") Statement No. 34 "Capitalization of Interest Costs."

(3) During Fiscal 1994 and the first eight months of Fiscal 1995, the Company owned less than 80% of GST Telecom and was therefore unable to deduct for tax purposes the losses incurred by GST Telecom.

(4) Includes minority interest in (income) loss of subsidiaries of (i) $(2,000) for Fiscal 1994, (ii) $2.4 million for Fiscal 1995, (iii) $.4 million for Fiscal 1996, (iv) $.3 million for the nine months ended June 30, 1996 and
    (vi) $(.4) million for the nine months ended June 30, 1997.

(5) The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense the Company believes to be representative of interest. For Fiscal 1995, Fiscal 1996 and the nine months ended June 30, 1996 and 1997, earnings were insufficient to cover fixed charges by $13.8 million, $62.9 million, $39.1 million and $76.5 million, respectively. On a pro forma basis giving effect to the issuance of (i) $265.0 million principal amount of 13 1/4% Senior Secured Notes due 2007 (the "1997 Notes") by GST Equipment Funding, Inc. ("GST Funding"), a wholly owned subsidiary of the Company (the "1997 Notes Offering") and (ii) the Notes offered hereby, the Company's earnings would have been insufficient to cover fixed charges by $116.0 million and $111.3 million for Fiscal 1996 and the nine months ended June 30, 1997, respectively.

(6) EBITDA consists of loss before interest, income taxes, depreciation and amortization and other income and expense. EBITDA is provided because it is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the periods indicated. See the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

(7) Pro forma interest expense gives effect to the issuance of the 1997 Notes and the Notes offered hereby as if such transactions had occurred at the beginning of the periods presented assuming 15% of the interest on the 1997 Notes and the Notes would have been capitalized under FASB Statement No. 34 "Capitalization of Interest Costs."

(8) Adjusted to give effect to the receipt by the Company of the net proceeds from the issuance and sale of (i) 5,600,000 Common Shares in the Stock Offering at $12 per share and (ii) $125.0 million principal amount of the Notes offered hereby. See "Use of Proceeds" and "Capitalization."

(9) At June 30, 1997, the Company was committed to issue: (i) 221,838 Common Shares to the former shareholders of TotalNet Communications Inc. ("TotalNet") in October 1997 and (ii) a number of Common Shares with a market value of $1.2 million based on the then market value of the Common Shares and payable at various times in Fiscal 1997 (29,160 Common Shares were issued on September 19, 1997) and Fiscal 1998, to the former shareholders of Tri-Star Residential Communications Corp. ("Tri-Star").

                                  RISK FACTORS

     An investment in the Notes offered hereby involves a high degree of risk. The following risk factors, together with the other information set forth in this Prospectus, should be considered when evaluating such an investment.

HISTORICAL AND ANTICIPATED FUTURE OPERATING LOSSES AND NEGATIVE EBITDA

     The Company has incurred and expects to continue to incur increasing operating losses and negative EBITDA while it continues to expand its business and build its customer base. The Company has incurred significant increases in expenses associated with these activities and there can be no assurance that an adequate customer base with respect to any or all of its services will be achieved or sustained. The Company does not expect to achieve a significant market share for any of its services. The Company had a net loss of approximately $60.4 million, an operating loss of approximately $42.6 million and negative EBITDA of $33.9 million for Fiscal 1996 and a net loss of approximately $67.3 million, an operating loss of approximately $54.7 million and negative EBITDA of $39.5 million for the nine months ended June 30, 1997. There can be no assurance that the Company will achieve or sustain profitability or generate positive EBITDA. In addition, the Company has announced its intention to explore alternatives for monetizing its 63% interest in NACT. Without NACT, the Company would have had a net loss of $60.6 million and negative EBITDA of $35.0 million for Fiscal 1996 and a net loss of $70.4 million and negative EBITDA of $44.5 million for the nine months ended June 30, 1997. EBITDA consists of loss before interest, income taxes, depreciation and amortization and other income and expenses. EBITDA is provided because it is a measure commonly used in the telecommunications industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results operations in accordance with generally accepted accounting principles for the periods indicated. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     At September 30, 1996, the Company had a U.S. net operating loss carryforward of approximately $45.0 million and a Canadian net operating loss carryforward of approximately Cdn. $6.8 million. While such loss carryforwards are available to offset future taxable income of the Company, the Company does not expect to generate sufficient taxable income so as to utilize all or a substantial portion of such loss carryforwards prior to their expiration. Further, the utilization of net operating loss carryforwards against future taxable income is subject to limitation if the Company experiences an "ownership change" as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and the analogous provision of the Income Tax Act (Canada) (the "Canada Act").

DEVELOPMENT AND EXPANSION RISK AND POSSIBLE INABILITY TO MANAGE GROWTH

     The Company is in the early stages of its operations. Certain of its networks have only recently become commercially operational and the Company has only recently begun to deploy switches in its networks. The success of the Company will depend, among other things, upon the Company's ability to assess potential markets, design fiber backbone routes that provide ready access to a substantial customer base, secure financing, obtain required rights-of-way, building access and governmental permits, implement expanded interconnection and collocation with facilities owned by ILECs and achieve a sufficient customer base, and upon subsequent developments in state and federal regulations. There can be no assurance that any networks to be developed or further developed will be completed on schedule, at a commercially reasonable cost or within the Company's specifications. In addition, the expansion of the Company's business has involved and is expected to continue to involve acquisitions, which could divert the resources and management time of the Company and require integration with the Company's existing operations. There can be no assurance that any acquired business will be successfully integrated into the Company's operations or that any such business will meet the Company's expectations. The Company's future performance will depend, in part, upon its ability to manage its growth effectively, which will require it to continue to implement and improve its operating, financial and accounting systems, to expand, train and manage its employee base and to effectively manage the integration of acquired businesses. These factors and others could adversely affect the expansion of the Company's customer base and service offerings. The Company's inability either to expand in accordance with its plans or to manage its growth could have a material adverse effect on its business, financial condition and results of operations. See "Business."

SIGNIFICANT CAPITAL REQUIREMENTS

     The Company estimates that its capital expenditures will be approximately $286.0 million from October 1, 1997 through December 31, 1998. The Company believes that the net proceeds of the Offerings, together with cash on hand, including the remaining proceeds from the 1997 Notes Offering (which, other than the amount pledged to fund the first six interest payments on the 1997 Notes, will be used to purchase equipment) and borrowings expected to be available under a credit facility (the "Tomen Facility") with Tomen America, Inc. and its affiliates ("Tomen") and equipment financing agreements with Siemens Telecom Networks ("Siemens") and NTFC Capital Corp. ("NTFC"), will provide sufficient funds for the Company to expand its business as presently planned and to fund its operating expenses through March 2000. Thereafter, the Company expects to require additional financing. In the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions, the Company may be required to seek additional capital (or seek additional capital sooner than currently anticipated). Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries, sales of assets or other financing arrangements. There can be no assurance that such additional financing would be available to the Company or, if available, that it could be obtained on acceptable terms or within the limitations contained in the Company's financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development and expansion plans and expenditures and could have a material adverse effect on the Company. Such failure could also limit the ability of the Company to make principal and interest payments on its outstanding indebtedness, including the Notes. The Company has no material working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

SUBSTANTIAL INDEBTEDNESS

     At September 30, 1997, after giving effect to the Offerings, the Company would have had outstanding on a pro forma basis approximately $763.8 million of indebtedness. In addition, the accretion of original issue discount will cause a $122.8 million increase in liabilities by December 15, 2000 relating to the 13 7/8% Senior Discount Notes due 2005 of GST USA (the "Senior Notes") and the 13 7/8% Convertible Senior Subordinated Discount Notes due 2005 of GST (the "Convertible Notes" and together with the Senior Notes, the "1995 Notes") sold in December 1995 and a $106.7 million increase in liabilities relating to the Notes by November 15, 2002. The indentures relating to the 1995 Notes (the "1995 Indentures"), the indenture relating to the 1997 Notes (the "1997 Indenture") and the indenture relating to the Notes (the "Indenture" and together with the 1995 Indentures and the 1997 Indenture, the "Indentures") limit, but do not prohibit, the incurrence of additional indebtedness by the Company. At September 30, 1997, the Company had $25.0 million of availability under the Tomen Facility to finance the development and construction of additional networks, if and to the extent that proposals for funding projects are approved by Tomen. The Company expects to incur substantial additional indebtedness in the future. The Company has entered into an agreement with Siemens (the "Siemens Loan Agreement") that provides for up to an aggregate of $226.0 million in equipment financing, of which $116.0 million is presently available to the Company (and of which $5.8 million had been provided at September 30, 1997). The Company may seek to increase the amount available up to $226.0 million on an as-needed basis, subject to the negotiation and execution of mutually satisfactory documentation. The Company also entered into an agreement with NTFC (the "NTFC Loan Agreement") for up to $50.0 million of additional equipment financing (of which $44.6 million had been provided at September 30, 1997). There can be no assurance that any additional financing will be available to the Company on acceptable terms or at all. See "Description of Certain Indebtedness and Redeemable Preferred Shares."

     The level of the Company's indebtedness could have important consequences to its future prospects, including the following: (i) limiting the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) requiring that a substantial portion of the Company's cash flow from operations, if any, be dedicated to the payment of principal of and interest on its indebtedness and other obligations; (iii) limiting its flexibility in planning for, or reacting to changes in, its business; (iv) the Company will be more highly leveraged than some of its competitors, which may place it at a competitive disadvantage; and (v) increasing its vulnerability in the event of a downturn in its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POSSIBLE INABILITY TO SERVICE DEBT

     In connection with the buildout of its networks and expansion of CLEC services, the Company has been experiencing increasing negative EBITDA. The Company's earnings before fixed charges were insufficient to cover fixed charges for the nine months ended June 30, 1997, Fiscal 1996 and Fiscal 1995 by $76.5 million, $62.9 million and $13.8 million, respectively, and the Company's EBITDA minus capital expenditures and interest expense for the nine months ended June 30, 1997 and Fiscal 1996 was negative $229.2 million and negative $152.7 million, respectively. On a pro forma basis after giving effect to the 1997 Notes Offering and the Offerings, the Company's earnings before fixed charges would have been insufficient to cover fixed charges for the nine months ended June 30, 1997 and Fiscal 1996 by $111.3 million and $116.0 million, respectively, and EBITDA minus capital expenditures and interest expense would have been negative $258.9 million and negative $197.8 million, respectively for such periods. In addition, in the event the Company had monetized its investment in NACT the Company's earnings before fixed charges would have been insufficient to cover fixed charges for the nine months ended June 30, 1997 and Fiscal 1996 by $115.8 million and $116.3 million, respectively and its EBITDA minus capital expenditures and interest expense would have been negative $259.4 million and negative $198.5 million, respectively, for such periods. There can be no assurance that the Company will be able to improve its earnings before fixed charges or EBITDA or that it will be able to meet its debt service obligations. As the Company does not currently have a revolving credit facility, if a shortfall occurs, alternative financing would be necessary in order for the Company to meet its liquidity requirements and there can be no assurance that such financing would be available. In such event, the Company could face substantial liquidity problems. In addition, the Company anticipates that cash flow from operations will be insufficient to repay the 1995 Notes, the 1997 Notes and the Notes at maturity and that such indebtedness will need to be refinanced. There can be no assurance that the Company will be able to effect such refinancings. The ability of the Company to meet its obligations and to effect such refinancings will be dependent upon, among other things, the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Failure by the Company to meet its obligations could result in a default on its indebtedness, including the 1995 Notes, the 1997 Notes and the Notes, which would permit the holders of substantially all of the Company's indebtedness to accelerate the maturity thereof. In such event, the Company may not be able to meet its obligations on the Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness and Redeemable Preferred Shares."

HOLDING COMPANY STRUCTURE; SECURED INDEBTEDNESS; RANKING OF NOTES

     GST is a holding company and does not conduct any operations. The principal assets of GST consist of the common stock of GST USA, GST Call America, Inc., TotalNet and GST Action Telecom, Inc. GST must rely upon payments from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of and interest on the Notes. The subsidiaries, however, are legally distinct from GST and such subsidiaries will have no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes or to make funds available for such payment. GST's subsidiaries will not guarantee the Notes. The ability of GST's subsidiaries to make such payments to GST will be subject to, among other things, the availability of funds, the terms of such subsidiaries' indebtedness and applicable state laws. Pursuant to credit agreements under the Tomen Facility, GST's subsidiaries that own and operate the Southern California, Tucson, Albuquerque and Hawaii networks may not pay any dividends or make any distributions on their capital stock. Subsequent network financings under the Tomen Facility are expected to include similar prohibitions.

     Claims of creditors of GST's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the holders of GST's indebtedness, including the Notes. Accordingly, the Notes will be effectively subordinated to the liabilities (including trade payables) of the subsidiaries of GST. At June 30, 1997, the subsidiaries of GST had approximately $596.2 million of liabilities (excluding intercompany payables), including $560.0 million of indebtedness.

ABILITY TO INCUR ADDITIONAL SECURED INDEBTEDNESS

     The Notes will be general unsecured, senior subordinated indebtedness of GST. At September 30, 1997, the Company had an aggregate of approximately $638.8 million of indebtedness outstanding, including $203.3 million accreted value of Senior Notes, $265.0 million principal amount of 1997 Notes, $69.1 million of indebtedness under the Tomen Facility and $25.4 million accreted value of Convertible Notes. GST's subsidiaries that own the Southern California, Tucson, Albuquerque and Hawaii networks have granted to Tomen a first priority lien on all of their respective assets and their stock has been pledged to Tomen. Subsequent financings under the Tomen Facility are expected to be secured in a similar manner. In addition, pursuant to the terms of the Tomen Facility, the cash flow from each network Tomen finances will secure each other Tomen network financing. GST Funding has granted the holders of the 1997 Notes a first priority lien on all the equipment it has and will purchase with the proceeds of the 1997 Notes Offering. The Indentures also permit the Company to incur additional secured indebtedness. See "Descriptions of the Notes -- Covenants" and "Description of Certain Indebtedness and Redeemable Preferred Shares."

SUBORDINATION OF NOTES TO SECURED INDEBTEDNESS

     In the event that a default were to occur with respect to any secured indebtedness incurred by the Company and the holders thereof were to foreclose on the collateral, the holders of such indebtedness would be entitled to payment out of the proceeds of their collateral prior to any holders of general unsecured indebtedness, including the 1995 Notes and the Notes, notwithstanding the existence of an event of default with respect to the 1995 Notes, the 1997 Notes or the Notes. In the event of any bankruptcy, liquidation or reorganization of GST, holders of secured indebtedness would have a claim, prior to the claim of the holders of the 1995 Notes and the Notes, on the assets of GST securing such indebtedness. In addition, to the extent that the value of such collateral is insufficient to satisfy such secured indebtedness, holders of amounts remaining outstanding on such secured indebtedness would be entitled to share pari passu with holders of the Senior Notes with respect to any other assets of the Company and prior to the Convertible Notes and the Notes. Assets remaining after satisfaction of the claims of holders of secured indebtedness may not be sufficient to pay amounts due on any or all of the 1995 Notes, the 1997 Notes or the Notes then outstanding.

     The Notes are subordinated to all senior indebtedness of GST, including the 1995 Notes. In the event of any bankruptcy, liquidation or reorganization of the Company, the assets of GST will be available to pay obligations on the Notes, the 1997 Notes (if, and when they are assumed by GST USA and guaranteed by GST) and the 1995 Notes only after all senior indebtedness of GST has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Notes. See "Description of the Notes -- Ranking."

ORIGINAL ISSUE DISCOUNT; POSSIBLE UNFAVORABLE TAX AND OTHER LEGAL
CONSEQUENCES FOR HOLDERS OF NOTES AND THE COMPANY

     Although there will be no periodic payments in cash of interest on the Notes prior to May 15, 2003, original issue discount (the difference between the stated redemption price at maturity and the issue price of the Notes) will accrue from the issue date of the Notes. Original issue discount will be includable as interest income periodically (including for periods ending prior to November 15, 2002) in a U.S. Holder's (as defined in "Certain United States Federal Income Tax Considerations") gross income for United States federal income tax purposes in advance of receipt of the cash payments to which the income is attributable.

     If a bankruptcy case under the U.S. Bankruptcy Code were to be commenced by or against GST after the issuance of the Notes, the claim of a holder of Notes may be limited to an amount equal to the sum of (i) the principal amount of the Notes and (ii) that portion of the interest on the Notes that is not deemed to constitute "unmatured interest" for purposes of the U.S. Bankruptcy Code. Any interest that had not accrued as of the time of any such bankruptcy filing would constitute "unmatured interest."

FINANCIAL AND OPERATING RESTRICTIONS IMPOSED BY EXISTING INDEBTEDNESS

     The Company's financing arrangements impose significant operating and financial restrictions on the Company. Such restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company to incur additional indebtedness or to create liens on its assets, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any such covenant could result in a default thereunder, which could result in an acceleration of such indebtedness. See "Description of Certain Indebtedness and Redeemable Preferred Shares."

DIFFICULTIES IN IMPLEMENTING LOCAL AND ENHANCED SERVICES

     The Company has begun, and plans to continue, to deploy high capacity digital switches in the cities in which it operates or plans to operate networks, as well as in certain cities where the Company will rely on ILEC facilities for transmission. This will enable the Company to offer a variety of switched access services, enhanced services and local dial tone. The Company expects negative EBITDA from its switched services during the 24 to 36 month period after a switch is deployed. For switches operating in conjunction with the Company's networks, the Company expects operating margins to improve as the network is expanded and larger volumes of traffic are carried on the Company's network. For switches operating in cities where the Company will rely on ILEC facilities for transmission, the Company will experience lower or negative operating margins under current ILEC pricing tariffs. Although under the Telecommunications Act, the ILECs will be required to unbundle local tariffs and to permit the Company to purchase only the origination and termination services it needs, thereby decreasing operating expenses, there can be no assurance that such unbundling will be effected in a timely manner and result in prices favorable to the Company. In addition, the Company's ability to successfully implement its switched and enhanced services will require the negotiation of resale agreements with ILECs and other CLECs and the negotiation of interconnection agreements with ILECs, which can take considerable time, effort and expense.

     In August 1996, the FCC released a decision implementing the interconnection portions of the Telecommunications Act (the "Interconnection Decision"). The Interconnection Decision establishes rules for negotiating interconnection agreements and guidelines for review of such agreements by state public utilities commissions. On July 18, 1997, the United States Court of Appeals for the Eighth Circuit (the "Eighth Circuit") vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology for unbundled elements and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Eighth Circuit decision creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. The Company had negotiated a number of interconnection agreements with ILECs prior to the Eighth Circuit decision. There can be no assurance that the Company will be able to obtain additional interconnection agreements on terms acceptable to the Company. The FCC has announced that it will seek a writ of certiorari from the Supreme Court to review the Eighth Circuit decision. See "-- Competition." Many new carriers, including the Company, have experienced certain difficulties with respect to provisioning, interconnection and the operational support systems used by new carriers to order and receive network elements and wholesale services from the ILECs. These systems are necessary for new carriers such as the Company to provide local service to customers on a timely and competitive basis. The FCC has recently created a task force to examine problems that have slowed the development of local telephone competition. In addition, the Telecommunications Act creates incentives for

RBOCs to permit access to their facilities by denying such carriers the ability to provide long distance services until there is adequate competition at the local level. Certain of the ILECs in the Company's markets are not yet permitted to offer long distance services and there can be no assurance that these ILECs will be accommodating to the Company once they are permitted to offer long distance service. Should the Company be unable to obtain the cooperation of an ILEC in a region, whether or not such ILEC has been authorized to offer long distance service, the Company's ability to offer local services in such region on a timely and cost-effective basis would be adversely affected.

     The Company is a recent entrant into the newly created competitive local telecommunications services industry. The local dial tone services market in most states was only recently opened to competition due to the passage of the Telecommunications Act and related regulatory rulings. There are numerous operating complexities associated with providing these services. The Company will be required to develop new products, services and systems and will need to develop new marketing initiatives to sell these services.

     The Company's switched services may not be profitable due to, among other factors, lack of customer demand, inability to secure access to ILEC facilities at acceptable rates, competition from other CLECs and pricing pressure from the ILECs. The Company has very limited experience providing switched access and local dial tone services and there can be no assurance that the Company will be able to successfully implement its switched and enhanced services strategy. See "Business -- Telecommunications Services Strategy."

     Implementation of the Company's switched and enhanced services is also subject to the Company's ability to obtain equipment financing for switches and upon equipment manufacturers' ability to meet the Company's switch deployment schedule. There can be no assurance that switches will be deployed on the schedule contemplated by the Company or that, if deployed, such switches will be utilized to the degree contemplated by the Company.

RECENT COMMENCEMENT OF INTEGRATED MARKETING EFFORT

     The Company has only recently begun an integrated marketing effort of its telecommunication service offerings. Historically, the Company has marketed its access services primarily to long distance carriers and significant end-users of telecommunications services, and its long distance services to small businesses and consumers. Although the Company expects to market a variety of telecommunications services to all of its customers, there can be no assurance that the Company will be able to attract and retain new customers or retain and sell additional services to existing customers.

DEPENDENCE ON KEY CUSTOMERS

     The Company's five largest telecommunications services customers accounted for approximately 22.0%, 46.9% and 26.8% of the Company's consolidated telecommunications services revenues for the nine months ended June 30, 1997, Fiscal 1996 and Fiscal 1995, respectively. It is anticipated that during the early stages of development of individual networks, before obtaining a sufficient amount of end-user revenues, the Company will be dependent on a limited number of long distance carriers for a significant portion of its local revenues. While long distance carriers have high volume requirements and have utilized CLECs, they generally are more price sensitive than end-users. The five largest customers of the Company's manufacturing operations accounted for 28.4%, 13.4% and 16.1% of the Company's consolidated product revenues for the nine months ended June 30, 1997, Fiscal 1996 and Fiscal 1995 respectively. The loss of, or decrease of business from, one or more significant customers could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS RELATING TO LONG DISTANCE BUSINESS

     For Fiscal 1996 and the nine months ended June 30, 1997, long distance represented 56.0% and 60.0% of the Company's consolidated telecommunications services revenues, respectively. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. See "-- Competition." The Company relies on other carriers to provide transmission and termination services for a majority of its long distance traffic. The Company has resale agreements with long distance carriers to provide it with transmission services. Such agreements typically provide for the resale of long distance services on a per minute basis with minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future customers. In the event the Company fails to meet its minimum volume commitments, it may be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

DEPENDENCE ON BILLING, CUSTOMER SERVICES AND INFORMATION SYSTEMS

     Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Billing and information systems for the Company's historical lines of business have been produced largely in-house with partial reliance on third-party vendors. These systems have generally met the Company's needs due in part to the low volume of customer billing. As the Company transitions to the provisioning of local services and as its long distance and Internet operations continue to expand, the need for sophisticated billing and information systems will increase significantly. The Company's plans for the development and implementation of its billing systems rely, for the most part, on the delivery of products and services by third party vendors. Similarly, the Company is developing customer call centers to provision service orders. Information systems are vital to the success of the call centers, and the information systems for these call centers are largely being developed by third party vendors. Failure of these vendors to deliver proposed products and services in a timely and effective manner and at acceptable costs, failure of the Company to adequately identify all of its information and processing needs, failure of the Company's related processing or information systems, or the failure of the Company to upgrade systems as necessary could have a material adverse effect on the ability of the Company to reach its objectives, its financial condition and its results of operations.

COMPETITION

     The telecommunications industry is highly competitive. In most markets, the Company's principal competitor for local exchange services is the Regional Bell Operating Company ("RBOC") or GTE Corporation and its affiliated companies (collectively, the "GTE Companies"). Other competitors may include other CLECs, microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies, utilities and RBOCs outside their current local service areas. In addition, the Company anticipates future competition from large long distance carriers, such as AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), which have begun to offer integrated local and long distance telecommunications services. AT&T also has announced its intention to offer local services using a new wireless technology. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to the Company. In addition, a continuing trend toward business combinations and strategic alliances in the telecommunications industry may further enhance competition. For example, WorldCom Inc. ("WorldCom") acquired MFS Communications Company, Inc. ("MFS") and recently announced that it entered into an agreement to acquire Brooks Fiber Properties Inc. ("Brooks"), each of which compete with the Company in several of the markets in which the Company operates. The Company cannot determine what effect such acquisitions will have on the Company's business, financial condition and results of operations.

     As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the RBOCs, the GTE Companies and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the ILECs over the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.

     To the extent the Company interconnects with and uses ILEC networks to service its customers, the Company will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. The Telecommunications Act imposes interconnection obligations on ILECs, but there can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are simultaneously competitive and profitable. See
"-- Difficulties in Implementing Local and Enhanced Services." In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the ILECs, the attractiveness of the Company's services to its customers could be impaired.

     The long distance telecommunications industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes with major carriers such as AT&T, MCI, Sprint and WorldCom, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than the Company's current costs. Many of these competitors have greater financial, technological and marketing resources than the Company. In addition, as a result of the Telecommunications Act, the RBOCs are expected to become competitors in the long distance telecommunications industry both outside of their service territory and upon the satisfaction of certain conditions, within their service territory. SBC Communications Corporation ("SBC") has challenged the constitutionality of the provisions conditioning RBOC entry into in-region long distance service. See "Business -- Regulation." As a result of the Company's acquisition of Action Telcom, Call America Business Communications Corp. and certain of its affiliated companies (collectively, "GST Call America"), TotalNet and the business of Texas-Ohio Communications, Inc. and affiliated companies (collectively, "Texas-Ohio"), the Company's long distance operations will account for a significant portion of the Company's revenues. See "-- Risks Relating to Long Distance Business." The Company believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality, market driven services at prices generally equal to or below those charged by its competitors. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company.

     The Internet services market is highly competitive. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include Internet service providers, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to the Company.

     The market for telecommunications products is highly competitive and subject to rapid technological change. NACT expects competition to increase in the future from existing competitors in the distributed switching systems market and from other companies that may enter NACT's existing or future markets, including major central office switch vendors. NACT currently competes with a number of lower capacity switch manufacturers such as Communications Product Development, Inc. ("CPDI"), Integrated Telephony Products, Inc. ("ITP") and PCS Telecom, Inc. ("PCS Telecom"). NACT also competes with providers of open architecture (programmable) hardware switching platforms that are enhanced by applications providers and value added resellers. Such competitors include Excel, Inc. ("Excel"), which has agreements with software application providers. As NACT's business develops and it seeks to market its switches to a broader customer base, NACT's competitors may include larger switch and telecommunications equipment manufacturers such as Lucent Technologies Inc., Harris Corporation, Siemens AG, Alcatel Alsthom, Telefonaktiebolaget, L.M. Ericsson and Northern Telecom, Ltd. Many of NACT's current and potential competitors have substantially greater financial, technical and marketing resources than NACT. Increased competition could materially and adversely affect NACT's business, financial condition and results of operations through price reductions and loss of market share. There can be no assurance that NACT will be able to continue to compete successfully with its existing competitors or that it will be able to compete successfully with new competitors.

     The recent World Trade Organization ("WTO") agreement on basic telecommunications services could increase the Company's competition for telecommunication services both domestically and internationally. Under this agreement, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies, effective in some cases as early as January 1, 1998. See "Business -- Competition" and
"-- Regulation."

GOVERNMENT REGULATION

     The Company's networks and the provision of switched and private line services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. The FCC exercises jurisdiction over the Company with respect to interstate and international services. Additionally, the Company files tariffs with the FCC. On October 29, 1996, the FCC approved an order that eliminates the tariff filing requirements for interstate domestic long distance service provided by non-dominant carriers such as the Company. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the FCC order. In addition, the Company must obtain prior FCC authorization for installation and operation of international facilities and international long distance services. State regulatory commissions exercise jurisdiction over the Company to the extent it provides intrastate services. As such a provider, the Company is required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which it operates. Local authorities regulate the Company's access to municipal rights-of-way. The networks are also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. See "Business -- Regulation." There can be no assurance that the FCC or state commissions will grant required authority or refrain from taking action against the Company if it is found to have provided services without obtaining the necessary authorizations. If authority is not obtained or if tariffs are not filed, or are not updated, or otherwise do not fully comply with the tariff filing rules of the FCC or state regulatory agencies, third parties or regulators could challenge these actions. Such challenges could cause the Company to incur substantial legal and administrative expenses.

     The Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on the Company and its operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. There can be no assurance that these changes will not have a material adverse effect upon the Company.

     In addition to requirements placed on ILECs, the Telecommunications Act subjects the Company to certain federal regulatory requirements upon the Company's provision of local exchange service in a market. All ILECs and CLECs must interconnect with other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. The Telecommunications Act also requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of these federal subsidy funds will be based on its share of certain defined telecommunications end-user revenues. Although the FCC order describes a method for determining the amount the Company must contribute to support these subsidies, the Company is currently unable to quantify the amount of these payments that it will be required to make and the effect that these required payments will have on its financial condition. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8th order with the FCC. That petition is pending.

     In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that are expected to be established sometime in 1997 that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eight Circuit where they are currently pending.

     In addition, federal regulations impose restrictions on foreign ownership of communications service providers utilizing radio frequencies, including microwave radio facilities, and cellular and personal communication service ("PCS") facilities. The operations of GST Telecom Hawaii, Inc. ("GST Hawaii"), a wholly-owned subsidiary of GST that conducts the Company's business in Hawaii, use, among other transmission facilities, microwave radio facilities operating pursuant to FCC licenses granted to Pacwest Network, Inc. ("PNI"), an entity that is controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer. The FCC also has the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications service providers not utilizing radio frequencies. In the event the FCC exercises such authority, it could have a material adverse effect on the Company's CLEC and other businesses. See "Business -- Regulation."

NEED TO ADAPT TO TECHNOLOGICAL CHANGE

     The telecommunications industry is subject to rapid and significant changes in technology, with the Company relying on third parties for the development of and access to new technology. The effect of technological changes on the business of the Company cannot be predicted. The Company believes its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands.

     The future success of NACT will depend in part upon its ability to keep pace with advancing technology, evolving industry standards within the telecommunications industry and changing customer requirements in a cost-effective manner. There can be no assurance that NACT's products will not be rendered obsolete by other telecommunications products incorporating technological advances designed by competitors that NACT is unable to incorporate into its products in a timely manner.

LITIGATION RISKS

     The Company is involved in various legal proceedings. An action was commenced against NACT alleging that its telephone systems incorporating prepaid debit card features infringe upon a patent issued in 1987. GST and GST USA were added as defendants to such action in August 1997. An unfavorable decision in such action could have a material adverse effect on the Company. Other legal proceedings that the Company is a party to may have an adverse effect on the Company. See "Business -- Legal Proceedings."

POSSIBLE INABILITY TO RECOVER PAYMENTS MADE TO MAGNACOM

     Magnacom Wireless, LLC ("Magnacom"), a company 99% owned by PNI, which is in turn controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer, was awarded various PCS licenses. Magnacom holds 30 MHz (C Block) PCS licenses for 11 markets in Arizona, Arkansas, New Mexico, Oregon and Utah. Magnacom won 10 MHz licenses in the FCC's F Block in 13 markets in Hawaii, Idaho, Oregon and Washington in an FCC auction. Such licenses have not yet been issued because Magnacom submitted the down payment late and is waiting for the FCC to rule on Magnacom's request for a waiver of the down payment deadline.

     Magnacom and the Company have entered into a 12-year reseller agreement (the "Magnacom Reseller Agreement") pursuant to which (i) the Company has been designated a non-exclusive reseller of PCS telephone services in the markets in which Magnacom has obtained licenses, and (ii) Magnacom has agreed to use the Company on an exclusive basis to provide switched local and long distance services and other enhanced telecommunications services, to all of Magnacom's resellers in markets where the Company has operational networks. Magnacom agreed to sell PCS minutes to the Company at $.05 per minute, subject to downward adjustment to equal the most favorable rates offered to Magnacom's other resellers (but in no event less than Magnacom's cost). In connection with the Magnacom Reseller Agreement, as of September 30, 1997, the Company had paid Magnacom approximately $14.0 million as prepayments for future PCS services.

     In addition, the Company has been granted a conditional option to acquire up to PNI's entire interest in Magnacom (currently 99%), conditioned upon Magnacom and the Company entering into an agreement for the construction and/or operation of Magnacom's facilities. If and when the condition precedent is met, the exercise of the option will be subject to compliance with all applicable FCC regulations relating to prior approval of any transfer of control of PCS licenses, including those relating to foreign ownership or control. Accordingly, until such time as FCC regulations or administrative action permit the ownership by foreign nationals of more than 25% of a company that controls another company holding a radio license, the option by its terms is limited to a 24% interest in Magnacom.

     In February 1997, an affiliate of Magnacom, Guam Net, Inc. ("Guam Net"), acquired from Poka Lambro Telephone Cooperative, Inc. a 30 MHz (A Block) PCS license from the FCC in the market consisting of Guam and the Northern Marianas Islands. Concurrently, the Company entered into a reseller agreement on terms substantially similar to the Magnacom Reseller Agreement and paid Guam Net $.4 million as a prepayment for future PCS services.

     In addition, the Company may issue a warrant to purchase up to 4% of the then outstanding Common Shares in connection with financing for Magnacom. If such warrant is issued, the Company will record a one-time noncash charge, in an amount equal to the value of the warrant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Transactions."

     The provision of wireless telecommunications service by Magnacom and Guam Net will be dependent upon their ability to obtain the financing necessary to make payments to the FCC under the terms of their licenses, to obtain working capital and to build the required facilities, including the purchase of telecommunications equipment. There can be no assurance that Magnacom or Guam Net will obtain such financing or be able to provide PCS services. In such event, the Company would likely be unable to recover its payments to Magnacom and Guam Net. See "Certain Transactions."

DEPENDENCE ON KEY PERSONNEL

     The efforts of a small number of key management and operating personnel will largely determine the Company's success and the loss of any of such persons could adversely affect the Company. The success of the Company also depends in part upon its ability to hire and retain highly skilled and qualified operating, marketing, financial and technical personnel. The competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel.

DEPENDENCE ON RIGHTS-OF-WAY AND OTHER THIRD PARTY AGREEMENTS

     The Company must obtain easements, rights-of-way, entry to premises, franchises and licenses from various private parties, actual and potential competitors and state and local governments in order to construct and operate its networks. There can be no assurance that the Company will obtain rights-of-way and franchise agreements on acceptable terms or that current or potential competitors will not obtain similar rights-of-way and franchise agreements that will allow them to compete against the Company. If any of the existing franchise or license agreements were terminated or not renewed and the Company were forced to remove its fiber optic cables or abandon its networks in place, such termination could have a material adverse effect on the Company. See "Business -- Legal Proceedings" and "-- Regulation."

VARIABILITY OF QUARTERLY OPERATING RESULTS

     As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period. In addition, revenues relating to the Company's network businesses are and may continue to be dependent upon a small number of customers and contracts, revenues under which are likely to vary significantly from period to period.

RISK OF JOINT INVESTMENTS

     The Company has invested in one joint venture and may enter into additional joint ventures in the future. There are risks in participating in joint ventures, including the risk that the other joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or the Company. The risk is also present that a joint venture partner may be unable to meet its economic or other obligations to the joint venture and that the Company may be required to fulfill some or all of those obligations. In addition, to the extent that the Company participates in international joint ventures, the operations of such ventures will be subject to various additional risks not present in domestic joint ventures, such as fluctuations in currency exchange rates, nationalization or expropriation of assets, import/export controls, political instability, limitations on foreign investment, restrictions on the ability to convert currencies and the additional expenses and risks inherent in conducting operations in geographically distant locations with customers speaking different languages and having different cultural approaches to the conduct of business.

     At September 30, 1997, the Company had invested approximately $3.7 million in a publicly-traded Canadian corporation (subsequently renamed GST Global Telecommunications Inc., "Global") and held approximately 3.6 million shares and warrants to purchase 750,000 additional shares. On September 30, 1997,

Global had approximately 14.1 million shares outstanding. Global is to issue to the Company additional common shares of Global, subject to approval of the Vancouver Stock Exchange (the "VSE"), in consideration for the transfer by the Company to Global of its rights in and to a telecommunications project in Mexico (the "Bestel Project"). Global has also acquired from Cable and Wireless, Inc. ("Cable and Wireless") an 80% interest in Vitacom Corporation ("Vitacom"). Vitacom provides voice, high speed data information and other services and manufactures and sells VSATs (very small aperture satellite terminals) and other equipment used to access the Internet. See "Business -- GST Global Telecommunications Inc."

RISKS OF INVESTMENT IN A CANADIAN CORPORATION

     The Company is a Canadian corporation. Certain directors and officers and certain of the Company's professionals are residents of Canada. As a result, it may be difficult to effect service of process within the United States upon such directors, officers and professionals or to collect judgments of U.S. courts predicated upon civil liability under U.S. federal securities and other laws. It is uncertain whether Canadian courts would (i) enforce judgments of U.S. courts obtained against the Company or such directors, officers and professionals predicated upon the civil liabilities provisions of U.S. laws or (ii) impose liabilities in original actions against the Company or its directors, officers and professionals predicated solely upon U.S. laws. In addition, the Company's status as a Canadian company limits the ability of the Company to hold or control radio frequency licenses in the United States.

ABSENCE OF PUBLIC MARKET

     Prior to the Debt Offering, there has been no public market for the Notes, and GST does not intend to apply for listing of the Notes on any national securities exchange or the Nasdaq National Market. Although the Underwriters currently intend to make a market in the Notes, they are not obligated to do so, and any such market-making activities may be discontinued at any time without notice, in their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes. See "Underwriters." The liquidity of, and trading markets for, the Notes may also be adversely affected by declines in the market for high yield securities generally and by the financial performance and prospects of the Company.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains forward-looking statements, including statements regarding the Company's expected financial position, business and financing plans. These forward-looking statements reflect the Company's views with respect to future events and financial performance. The words, "believe," "expect," "plans" and "anticipate" and similar expressions identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations (the "Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company, its subsidiaries or persons acting on the Company's behalf are expressly qualified in their entirety by the Cautionary Statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Debt Offering are estimated to be approximately $120.1 million, after deducting estimated underwriting discounts and commissions and other expenses payable by the Company. The net proceeds to be received by the Company from the Stock Offering are estimated to be approximately $63.2 million (approximately $72.8 million if the U.S. underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and other expenses payable by the Company.

     The Company intends to use the net proceeds from the Offerings, together with cash on hand, including the remaining proceeds from the 1997 Notes Offering (which, other than the amount pledged to fund the first six interest payments on the 1997 Notes, will be used to purchase equipment), and borrowings expected to be available under the Tomen Facility and the equipment financing agreements with Siemens and NTFC to fund capital expenditures for the continued expansion of its infrastructure, including the development and construction of additional networks and longhaul fiber optic facilities, to broaden the scope of the Company's service offerings and for working capital and other general corporate purposes, including funding operating deficits. The Company plans to allocate substantial proceeds to each of the foregoing uses. The precise allocation of funds among these uses, however, will depend on future technological, regulatory and other developments affecting the Company's business, the competitive climate in which the Company operates and the emergence of future opportunities. The Company plans to make capital expenditures of approximately $286.0 million from October 1, 1997 through December 31, 1998.

     The Company intends to continue to evaluate potential acquisitions. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies and assesses opportunities on an ongoing basis. A portion of the proceeds from the Offerings may also be used to finance acquisitions.

     The Company believes that the net proceeds from the Offerings, together with cash on hand, including the remaining proceeds from the 1997 Notes Offering available to purchase equipment, and borrowings expected to be available under the Tomen Facility and the equipment financing agreements with Siemens and NTFC, will provide sufficient funds for the Company to expand its business as presently planned and to fund its operating expenses through March 2000. Thereafter, the Company expects to require additional financing. The extent of additional financing will depend upon, among other things, the rate of the Company's expansion and the success of the Company's businesses. See "Risk Factors -- Historical and Anticipated, Future Operating Losses and Negative EBITDA," "-- Significant Capital Requirements," "-- Substantial Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the historical cash and capitalization of the Company as of June 30, 1997, as adjusted to give effect to the sale of the 5,600,000 Common Shares in the Stock Offering and the sale of the Notes offered hereby. The Closing of the Debt Offering is conditioned upon the closing of the Stock Offering, but the Closing of the Stock Offering is not conditioned upon the closing of the Debt Offering. This table should be read in conjunction with "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Prospectus.

                                                                          AS OF JUNE 30, 1997
                                                                      ----------------------------
                                                                                     AS ADJUSTED
                                                                                       FOR THE
                                                                                      STOCK AND
                                                                       ACTUAL       DEBT OFFERINGS
                                                                      ---------     --------------
                                                                             (IN THOUSANDS)
Cash, cash equivalents and investments.............................   $  40,665       $  223,930
                                                                      =========        =========
Restricted cash and investments....................................     209,174          209,174
                                                                      =========        =========
Current portion of long-term debt and capital lease obligations....   $   8,340       $    8,340
Long-term debt and capital lease obligations, less current portion:
     Senior Notes, at accreted value...............................     196,503          196,503
     Convertible Notes, at accreted value..........................      24,563           24,563
     1997 Notes....................................................     265,000          265,000
     Tomen Facility................................................      30,781           30,781
     NTFC Facility.................................................      44,634           44,634
     Notes offered in the Debt Offering............................          --          125,000
     Other long-term debt..........................................      17,351           17,351
                                                                      ---------        ---------
       Total long-term debt and capital lease obligations, less
        current portion(1).........................................     578,832          703,832
                                                                      ---------        ---------
Redeemable Preferred Shares........................................      52,968           52,968
                                                                      ---------        ---------
Shareholders' equity (deficit):
     Common Shares, no par value; unlimited number of shares
      authorized, 27,076,169 shares issued and outstanding,
      32,676,169 shares issued and outstanding as adjusted(2)......     132,400          195,590
     Commitment to issue shares....................................       4,707            4,707
     Accumulated deficit...........................................    (143,645)        (143,645)
                                                                      ---------        ---------
     Total shareholders' equity (deficit)..........................      (6,538)          56,652
                                                                      ---------        ---------
          Total capitalization.....................................   $ 633,602       $  821,792
                                                                      =========        =========

------------
(1) At June 30, 1997, the Company had $67.7 million of borrowing capacity available under the Tomen Facility, of which, in September 1997, Tomen agreed to provide an additional $40.5 million of financing. In addition, as of June 30, 1997, the Company had $111.5 million available under the Siemens Loan Agreement. See "Description of Certain Indebtedness and Redeemable Preferred Shares."

(2) Based on Common Shares outstanding as of June 30, 1997 and assumes the U.S. underwriters' over-allotment option in the Stock Offering is not exercised. Does not include (i) 3,385,349 Common Shares reserved for issuance upon exercise of outstanding options, with exercise prices ranging from $3.55 to $10.00 per share, (ii) an aggregate of 1,521,155 Common Shares reserved for issuance upon the exercise of outstanding warrants, with exercise prices ranging from $6.75 to $13.00 per share,
      (iii) 3,247,773 Common Shares reserved for issuance upon conversion of the Convertible Notes (based on the aggregate accreted value of the Convertible Notes on June 30, 1997), (iv) 4,656,587 Common Shares reserved for issuance upon conversion of the Redeemable Preferred Shares (based on the aggregate accreted value of the Redeemable Preferred Shares at June 30, 1997), (v) 221,838 Common Shares issuable to the former shareholders of TotalNet in October 1997 and (vi) a number of Common Shares with a market value of $1.2 million issuable to former shareholders of Tri-Star (29,160 Common Shares were issued on September 19, 1997). See "Description of Certain Indebtedness and Redeemable Preferred Shares" and Notes 5 and 6 to the Company's consolidated financial statements included elsewhere in this Prospectus. In addition, does not include a warrant to purchase up to 4% of the then outstanding Common Shares that may be issued in connection with financing for Magnacom, a company controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer. See "Certain Transactions."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus. The selected consolidated financial data for Fiscal 1992, Fiscal 1993 and Fiscal 1994 presented below were derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick Thorne. The selected consolidated financial data for Fiscal 1995 and Fiscal 1996 presented below were derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP. The selected consolidated financial data for the nine months ended June 30, 1996 and 1997 is unaudited, but in the opinion of the management of the Company, reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results for interim periods. Operating results for interim periods are not necessarily indicative of results to be expected for the full fiscal year.

                                                                THIRTEEN                                 NINE MONTHS ENDED
                                         YEAR ENDED AUGUST       MONTHS              YEAR ENDED
                                                31,               ENDED             SEPTEMBER 30,             JUNE 30,
                                        -------------------   SEPTEMBER 30,     ---------------------   --------------------
                                        1992(1)      1993        1994(2)          1995         1996       1996       1997
                                        -------     -------   -------------     --------     --------   --------   ---------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Telecommunication services..........   $  --      $    --      $   112        $ 11,118     $ 31,726   $ 19,452   $  58,738
  Telecommunication products..........      --           --        5,889           7,563        9,573      5,772      16,186
                                         -----      -------      -------        --------     --------   --------    --------
         Total revenues...............      --           --        6,001          18,681       41,299     25,224      74,924
Operating loss........................     (57)        (418)      (1,337)        (11,631)     (42,597)   (25,278)    (54,683)
Other expenses (income):
  Interest income.....................      (5)         (35)        (254)           (303)      (5,549)    (4,209)     (3,377)
  Interest expense(3).................      --           --           27             838       21,224     14,801      21,321
  Other, net..........................      --          439        1,877           1,347        2,360      1,534      (6,549)
Income tax expense....................      --           --          502(4)          166(4)       157         31         843
                                         -----      -------      -------        --------     --------   --------    --------
Net loss(5)...........................   $(254)(6)  $  (822)     $(3,491)       $(11,315)    $(60,378)  $(37,100)  $ (67,312)
                                         =====      =======      =======        ========     ========   ========    ========
Net loss per Common Share.............   $(.11)     $  (.22)     $  (.35)       $   (.82)    $  (3.18)  $  (2.00)  $   (2.87)
                                         =====      =======      =======        ========     ========   ========    ========
Weighted average number of Common
  Shares outstanding..................   2,250        3,821        9,879          13,781       18,988     18,513      23,460
Ratio of earnings to fixed
  charges(7)..........................      --           --           --              --           --         --          --
OTHER DATA:
Capital expenditures..................   $  --      $     4      $ 1,486        $ 33,922     $ 97,561   $ 44,018   $ 168,441
EBITDA(8).............................     (57)        (418)        (779)         (8,807)     (33,936)   (19,620)    (39,452)
Pro forma interest expense(9).........                                                         66,278                 50,961
BALANCE SHEET DATA (AT END OF PERIOD):
Cash, cash equivalents and
  investments.........................   $  63      $ 4,746      $ 5,062        $  6,895     $ 66,519              $  40,665
Restricted cash and investments.......      --           --           --              --       16,000                209,174
Property and equipment................      --            4        4,805          39,583      134,360                314,986
Accumulated depreciation..............      --           --          221           1,550        6,785                 14,630
Investment in joint ventures(10)......      --        4,616        3,552           2,859        1,364                     --
Total assets..........................      72        9,398       26,769          73,125      301,701                682,026
Current portion of long-term debt and
  capital lease obligations...........      --           --           --             959        5,554                  8,340
Long term debt and capital lease
  obligations (excluding current
  portion)............................      --           --           --          19,746      234,127                578,832
Redeemable Preferred Shares...........      --           --           --              --           --                 52,968
Common Shares and commitment to issue
  shares(11)..........................     394       10,511       25,075          51,660       98,101                137,107
Accumulated deficit...................    (327)      (1,149)      (4,640)        (15,955)     (76,333)              (143,645)
Shareholders' equity (deficit)........      67        9,362       20,435          35,705       21,768                 (6,538)

                                            (footnotes appear on following page)

---------------
  (1) The consolidated financial statements of the Company as at and for the year ended August 31, 1992 have been prepared by the Company's management in accordance with generally accepted accounting principles in Canada. Such consolidated financial statements also conform, in all material respects, with generally accepted accounting principles in the United States ("U.S. GAAP").

  (2) The Company changed its fiscal year end to September 30, effective in 1994. As a result, amounts reported for Fiscal 1994 are for the 13 months ended September 30, 1994. Results for Fiscal 1994 include the acquisition of 60% of GST Telecom, the Company's subsidiary that owned and operated each of the Company's networks, and, at various times during Fiscal 1994, an aggregate of 80% of NACT.

  (3) Excludes capitalized interest of $.3 million for Fiscal 1995, $2.3 million for Fiscal 1996 and $1.7 million for the nine months ended June 30, 1996 and $10.4 million for the nine months ended June 30, 1997. During the construction of the Company's networks, the interest costs related to construction expenditures are considered to be assets qualifying for interest capitalization under FASB Statement No. 34 "Capitalization of Interest Cost."

  (4) During Fiscal 1994 and the first eight months of Fiscal 1995, the Company owned less than 80% of GST Telecom and was therefore unable to deduct for tax purposes the losses incurred by GST Telecom.

  (5) Includes minority interest in (income) loss of subsidiaries of (i) $(2,000) for Fiscal 1994, (ii) $2.4 million for Fiscal 1995, (iii) $.4 million for Fiscal 1996, (iv) $.3 million for the nine months ended June 30, 1996 and (v) $(.4) million for the nine months ended June 30, 1997.

  (6) Includes $.2 million loss from discontinued operations.

  (7) The ratio of earnings to fixed charges is computed by dividing pretax income from continuing operations before fixed charges (other than capitalized interest) by fixed charges. Fixed charges consist of interest charges and amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized and that portion of rental expense the Company believes to be representative of interest. For Fiscal 1993, Fiscal 1994, Fiscal 1995, Fiscal 1996 and the nine months ended June 30, 1996 and 1997, earnings were insufficient to cover fixed charges by $.8 million, $3.0 million, $13.8 million, $62.9 million, $39.1 million and $76.5 million, respectively. On a pro forma basis giving effect to the issuance of (i) the 1997 Notes and (ii) the Notes, the Company's earnings would have been insufficient to cover fixed charges by $116.0 million and $111.3 million for Fiscal 1996 and the nine months ended June 30, 1997, respectively.

  (8) EBITDA consists of loss before interest, income taxes, depreciation and amortization and other income and expense. EBITDA is provided because it is a measure commonly used in the industry. It is presented to enhance an understanding of the Company's operating results and is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles for the periods indicated. See the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus.

  (9) Pro forma interest expense gives effect to the issuance of the 1997 Notes and the Notes offered hereby as if such transactions had occurred at the beginning of the periods presented assuming 15% of the interest on the 1997 Notes and the Notes would have been capitalized under FASB Statement No. 34 "Capitalization of Interest Costs."

 (10) Represents principally the Company's then 50% ownership interest in Phoenix Fiber Access, Inc. ("Phoenix Fiber"), the owner and operator of the Phoenix network. The Company acquired the remaining 50% interest in Phoenix Fiber effective as of October 1, 1996.

 (11) At June 30, 1997, the Company was committed to issue the following: (i) 221,838 Common Shares to the former shareholders of TotalNet in October 1997 and (ii) a number of Common Shares with a market value of $1.2 million, based on the then market value of the Common Shares and payable at various times in Fiscal 1997 (29,160 Common Shares were issued on September 19, 1997) and Fiscal 1998, to the former shareholders of Tri-Star.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company provides a broad range of integrated telecommunications products and services, primarily to business customers located in the western continental United States and Hawaii. The Company's digital networks currently serve 30 markets in Arizona, California, Hawaii, Idaho, New Mexico, Texas and Washington. In addition, the Company has networks under construction which, when completed, will serve 12 additional markets and expand its regional footprint to Oregon. The Company also constructs, markets and manages longhaul fiber optic facilities, principally in Arizona, California and Hawaii. The Company's longhaul fiber optic facilities currently extend approximately 500 route miles and an additional 1,000 route miles are expected to become operational over the next 12 months. The Company's full line of products, which offer a "one-stop" solution to customers' telecommunications services requirements, include long distance, Internet, data transmission, and private line services, and local dial tone services, which were recently introduced.

     The Company has invested significant capital and effort in developing its telecommunications business. This capital has been invested in the development of the Company's networks and longhaul fiber optic facilities, for the hiring and development of an experienced management team, the development and installation of operating systems, the introduction of services, marketing and sales efforts and for acquisitions. The Company expects to make increasing capital expenditures to expand its networks and longhaul fiber optic facilities and broaden its service offerings and may consummate additional acquisitions. Proper management of the Company's growth will require the Company to maintain quality control over its services and to expand the Company's internal management, technical and accounting systems, all of which will require substantial investment. See "Risk Factors -- Development and Expansion Risk and Possible Inability to Manage Growth," "-- Significant Capital Requirements," "-- Dependence on Billing, Customer Services and Information Systems" and
"-- Liquidity and Capital Resources."

     Effective in 1994, the Company changed its fiscal year end to September 30th, in order to conform more closely to the reporting periods of its subsidiaries. The Company has made application to the Internal Revenue Service (the "Service") to change its fiscal year to December 31st, in order to align financial reporting with regulatory reporting and to the reporting of others in the Company's industry sector. If the application is approved, the Company will provide to investors audited financial information for the 1997 Transition Period and for the subsequent 12-month periods ending December 31st. As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company's operating results could vary significantly from period to period. See "Risk Factors -- Variability of Quarterly Operating Results."

     Local Services. To facilitate its entry into local services, the Company has in service five high capacity digital switches, has installed and is currently testing four additional high capacity digital switches and is planning to deploy an additional five such switches through early 1998. As demand warrants, the Company plans to continue to install switching equipment in its operational networks, in markets where it is constructing networks and in certain other cities where the Company will rely on ILEC facilities for transmission. Once a switch is operational, where regulatory conditions permit, the Company intends to offer local dial tone, in addition to enhanced services such as ISDN, Centrex, voice mail and other custom calling features.

     The Company expects negative EBITDA from its switched services during the 24 to 36 month period after a switch is deployed. For switches operating in conjunction with the Company's networks, the Company expects operating margins to improve as the network is expanded and larger volumes of traffic are carried on the Company's network. For switches operating in cities where the Company will rely on ILEC facilities for transmission, the Company will experience lower or negative operating margins under current ILEC pricing tariffs. Although under the Telecommunications Act the ILECs will be required to unbundle local tariffs, permitting the Company to purchase only the origination and termination services it needs, thereby decreasing operating expenses, there can be no assurance that such unbundling will be effected in a timely manner and result in prices favorable to the Company. See "Risk Factors -- Difficulties in Implementing Local and Enhanced Services."

     Long Distance Services. The Company offers basic and enhanced long distance services, such as toll free, calling card, prepaid calling card and international call back services, targeting primarily business customers purchasing between $200 and $15,000 of services per month as well as resellers and other carriers. As part of its strategy, the Company has acquired a number of long distance carriers and intends to continue to pursue acquisitions of long distance carriers in the future. The Company purchases long distance capacity under agreements with certain major long distance carriers that provide the Company capacity at rates that vary with the monthly traffic generated by the Company. The Company is obligated to satisfy certain minimum monthly usage requirements of an aggregate of $1.6 million per month as of October 1, 1997, increasing to a maximum of $6.1 million per month over the next three years. If such requirements are not satisfied, the Company will be required to pay an underutilization fee in addition to its monthly bill. See "Risk Factors -- Risks Relating to Long Distance Business."

     Internet Services. The Company presently offers Internet-related services in most of its markets such as dedicated Internet services, Web site development and hosting, provides access and upstream transport for local ISPs, EDI and electronic commerce services and is in the process of developing various Internet software applications. The Company also offers dial-up Internet services to customers in Portland, Vancouver (Washington), the State of Hawaii and select markets in California and intends to begin offering such services in the Los Angeles, San Francisco and Houston metropolitan areas in the fourth quarter of 1997. Management believes that these services will become an important component of the Company's overall product offerings and intends to continue to expand its Internet access and service business to other markets.

     Data Services. The Company offers national and international frame relay services on its own frame relay network and through interconnection agreements with other data providers. Under these agreements, the Company and such data providers have agreed to link their data networks and terminate one another's traffic. The Company has deployed Cascade Communications frame relay switches in 21 markets in the western United States. Such switches can provide both frame relay and Internet services.

     The Company is leveraging its infrastructure and network experience to offer data networking services such as ATM, high speed LAN connectivity, video conferencing, multimedia networking, frame relay and high capacity access to the Internet. The Company has one ATM switch commercially operational in each of Portland and Seattle.

     Network Operations. The development, construction and expansion of the Company's networks requires significant capital, a large portion of which is invested before any revenue is generated. See "Risk Factors -- Significant Capital Requirements." The Company has experienced, and expects to continue to experience, increasing negative EBITDA and losses while it expands its network operations and builds its customer base. See "Risk Factors -- Historical and Anticipated Future Operating Losses and Negative EBITDA." None of the Company's existing networks is generating EBITDA. Based on its experience to date and that of its competitors, the Company estimates that a new network will generate EBITDA within 30 to 36 months after commencement of commercial operations. Construction periods and operating results will vary from network to network. There can be no assurance that the Company will be able to establish a sufficient revenue-generating customer base or achieve EBITDA in any particular market or on a consolidated basis.

     Management estimates that the total costs associated with the purchase and installation of fiber optic cable and high-speed electronic transmission equipment, including capitalized engineering costs, will range from $10.0 million to $25.0 million per network, depending upon the size of the market served and the scope and complexity of the network. Actual costs may vary significantly from this range. The amounts and timing of these expenditures are subject to a variety of factors that may vary significantly by the geographic and demographic characteristics of each market. In addition to capital expenditure requirements, upon commencement of the construction phase of a network, the Company begins to incur direct operating costs for such items as salaries and rent. As network construction progresses, the Company incurs rights-of-way costs and increased sales and marketing expenses. Certain direct preoperating costs for new networks are capitalized until the network becomes operational and are thereafter expensed as incurred.

     The initial development of a network may take as long as six months, depending upon the size and complexity of the network and a variety of factors, including the time required to obtain rights-of-way and other governmental approvals, such as franchise agreements. Once actual construction commences, it may take from two to six months to complete the initial backbone segment of a network. The time required during the construction phase is significantly influenced by the number of route miles involved, the mix of aerial versus underground fiber deployment, possible delays in receiving fiber optic cable, electronic equipment and required permits and other factors.

     Manufacturing. In September 1993, the Company purchased a 52% interest in NACT, which produces advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. During Fiscal 1994, the Company acquired in a series of transactions an additional 28% interest in NACT. The aggregate consideration paid for the Company's 80% interest in NACT was $5.8 million, consisting of $3.2 million in cash and 451,536 Common Shares. On January 5, 1995, the Company purchased the remaining 20% interest in NACT for consideration consisting of $.9 million in cash and notes payable and 504,747 Common Shares (valued at $2.2 million). In the third quarter of Fiscal 1996, NACT introduced the STX, the first of a new generation of switches. In the NACT Offering, the Company and NACT sold one million and two million shares, respectively, of NACT's common stock, resulting in gross proceeds to the Company and NACT of $10.0 million and $20.0 million, respectively. As a result of the NACT Offering, the Company's interest in NACT has been reduced to approximately 63%. On September 30, 1997, the Company announced that it had retained Hambrecht & Quist LLC to explore alternatives for monetizing its 63% interest in NACT, including a potential sale of some or all of its shares of NACT's capital stock to one or more strategic investors.

     In May 1997, the Company acquired Action Telcom, a facilities-based telecommunications company located in Abilene, Texas that operates its own network and switching equipment, originating and terminating its own traffic principally in Texas. Action Telcom manufactures the Network Analysis Management System ("NAMS"), a UNIX based software and hardware platform that provides automated real-time billing record collection, fraud protection and network design.

     The Company has entered into a 12-year reseller agreement with Magnacom, a company 99% owned by PNI, which is in turn controlled by John Warta, the Company's Chairman of the Board and Chief Executive Officer, pursuant to which the Company has paid Magnacom approximately $14.0 million as prepayments for future PCS services. The Company has been granted a conditional option to acquire up to PNI's entire interest in Magnacom, subject to compliance with FCC regulations.

     Magnacom is currently negotiating with a telecommunications equipment vendor to provide equipment and other financing and to invest in Magnacom. The terms of any such transaction may include the issuance by the Company to such vendor of a warrant to purchase up to 4% of the then outstanding Common Shares. See "Certain Transactions." If such warrant is issued, the Company will record a one-time noncash charge in an amount equal to the value of the warrant. Although there can be no assurance, the Company believes that the value of such a warrant could be between $3.0 million and $4.0 million, depending on the terms of the warrant.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED JUNE 30, 1997 COMPARED TO NINE MONTHS ENDED JUNE 30, 1996

     Revenues. Total revenues for the nine months ended June 30, 1997 increased $49.7 million, or 197.0%, to $74.9 million from $25.2 million for the nine months ended June 30, 1996. Telecommunications services revenues for the nine months ended June 30, 1997 increased $39.3 million, or 202.0%, to $58.7 million from $19.4 million over the comparable period in the previous year. The increase in telecommunications services revenues resulted from the inclusion of revenues from strategic acquisitions, including GST Call America and TotalNet, as well as increased CLEC service revenues generated by the Company's networks. To a lesser extent, the increase in telecommunications services revenues resulted from increased Internet, shared tenant and data services. Telecommunications products revenues for the nine months ended June 30, 1997 increased $10.4 million, or 180.4%, to $16.2 million from $5.8 million over the nine months ended June 30, 1996. The increase in telecommunication products revenues resulted primarily from the introduction in April 1996 of

NACT's STX switch and subsequent increased unit sales. To a lesser extent the increase in product revenues was due to the inclusion of recently acquired Action Telcom's sales of network management and fraud protection systems from May 31, 1997.

     Operating Expenses. Total operating expenses for the nine months ended June 30, 1997 increased $79.1 million, or 156.6%, to $129.6 million from $50.5 million for the nine months ended June 30, 1996. Network expenses, which include direct local and long distance circuit costs, increased $33.4 million, or 223.3%, to $48.3 million, or 82.1% of telecommunications services revenues for the nine months ended June 30, 1997, compared to $14.9 million, or 76.7%, for the comparable period in the previous year. Facilities administration and maintenance expenses (consisting primarily of costs related to personnel providing maintenance, monitoring and technical assistance for the Company's networks) for the nine months ended June 30, 1997 increased $4.0 million, or 69.0%, to $9.8 million, or 16.7% of telecommunications services revenues compared to $5.8 million, or 29.8% for the comparable period ended June 30, 1996. The primary reason for the increase in network expenses as a percent of telecommunications services revenues and the decrease in facilities administration and maintenance expenses as a percent of telecommunications services revenues was the inclusion of revenue from 1996 strategic acquisitions, a significant portion of which was generated off-net.

     Cost of product revenues, which includes the costs associated with product revenues of NACT and Action Telcom, increased $2.8 million, or 98.3%, to $5.6 million for the nine months ended June 30, 1997 from $2.8 million for the comparable period ended June 30, 1996. Cost of product revenues was 34.3% of telecommunications products revenues for the nine months ended June 30, 1997, compared to 48.6% for the comparable period ended June 30, 1996. The decrease in cost of product revenues as a percentage of telecommunications product revenues resulted primarily from economies of scale related to increased unit sales of NACT's STX switch. Research and development costs for the nine months ended June 30, 1997 increased $.8 million over the comparable period in the previous year. The increase was due to the addition of personnel to enhance the current switch product line and to facilitate the development of new switching products and applications.

     Selling, general and administrative expenses for the nine months ended June 30, 1997 increased $28.7 million, or 138.8%, to $49.4 million from $20.7 million for the nine months ended June 30, 1996. The increase was due to the expansion of the Company's CLEC and enhanced services operations, the acquisition of four companies from September 1996 to May 1997 and the hiring of a significant number of marketing, management information and sales personnel to implement the Company's integrated services strategy. Selling, general and administrative expenses were 65.9% of total revenues for the nine months ended June 30, 1997, compared to 82.0% for the nine months ended June 30, 1996.

     Depreciation and amortization for the nine months ended June 30, 1997 increased $9.4 million, or 175.5% to $14.8 million from $5.4 million for the comparable period in the previous year. The increase was attributable to newly-constructed networks becoming operational and to the amortization of intangible assets related to the Company's acquisitions. The Company expects that depreciation will continue to increase as it expands its networks and longhaul fiber optic facilities and installs additional switches. Depreciation and amortization was 19.8% of total revenues for the nine months ended June 30, 1997, compared to 21.3% for the nine months ended June 30, 1996.

     Other Expenses. For the nine months ended June 30, 1997, net other expenses decreased $.7 million, or 5.8%, to $11.4 million, or 15.2% of total revenues, from $12.1 million, or 48.1% of total revenues, for the comparable period ended June 30, 1996. For the nine months ended June 30, 1997, net other expenses included a $7.4 million gain recognized on the sale of one million of the Company's shares of NACT in February 1997. If the gain had been excluded, net other expense for the nine months ended June 30, 1997 would have increased $6.7 million over the nine months ended June 30, 1996. Such increase primarily resulted from increased interest expense due to the issuance of $180.0 million initial accreted value of 1995 Notes in December 1995 and the issuance of $265.0 million principal amount of 1997 Notes in May 1997.

  FISCAL 1996 COMPARED TO FISCAL 1995

     Revenues. Total revenues for Fiscal 1996 increased $22.6 million, or 121.0%, to $41.3 million from $18.7 million for Fiscal 1995. Telecommunications services revenues for Fiscal 1996 increased $20.6 million, or 185%, to $31.7 million from $11.1 million for Fiscal 1995. The increase in telecommunications services revenues resulted from the continuing growth of long distance (including revenues associated with Fiscal 1995 and 1996 acquisitions), local, Internet and data services. Acquisitions (primarily the acquisition of ITG but also the acquisitions of GST Call America and the businesses of Hawaii On Line and Texas-Ohio) accounted for $15.1 million of the increase in such revenues. See "Business -- Telecommunications Services Strategy -- Long Distance Services." Telecommunications products revenues for Fiscal 1996 increased $2.0 million, or 26.6%, over Fiscal 1995. The increase in telecommunications products revenues resulted from the introduction by NACT of the STX product line in the third quarter of Fiscal 1996.

     Operating Expenses. Total operating expenses for Fiscal 1996 increased $53.6 million, or 176.8%, to $83.9 million from $30.3 million for Fiscal 1995. Network expenses, which include direct local and long distance circuit costs, increased $16.5 million to $26.6 million from $10.1 million for Fiscal 1995, due to an expanded customer base and increased usage. As a percentage of telecommunications services revenues, network expenses decreased from 90.9% for Fiscal 1995 to 83.8% for Fiscal 1996. Facilities administration and maintenance expenses for Fiscal 1996 increased $8.2 million to $10.3 million from $2.1 million for Fiscal 1995. As a percentage of telecommunications services revenues, facilities administration and maintenance expenses increased from 18.9% for Fiscal 1995 to 32.5% for Fiscal 1996. The increase related to additional personnel and facility costs required by continuing network expansion, a substantial portion of which are incurred before the realization of revenues.

     Cost of product revenues at NACT for Fiscal 1996 increased $.9 million to $4.0 million from $3.1 million for Fiscal 1995. As a percentage of telecommunications products revenues for Fiscal 1996, cost of product revenues increased nominally as compared to Fiscal 1995 due to initial lower margins resulting from the discontinuance of NACT's former switch product line as it began to offer the new STX to existing customers. Research and development costs increased nominally for Fiscal 1996 relative to Fiscal 1995 as the Company moved to more rapidly develop an improved billing system product and to maintain ongoing research and development of the Company's existing hardware and software product lines.

     Selling, general and administrative expenses increased $22.0 million, or 193.5%, to $33.4 million from $11.4 million for Fiscal 1995. The increase was due to the expansion of the Company's CLEC and enhanced services operations, and to a lesser extent, the acquisitions during Fiscal 1996 of GST Call America and Tri-Star and the businesses of Hawaii On Line and Texas-Ohio. The implementation of the Company's integrated services strategy has resulted in additional marketing, management information and sales staff.

     Depreciation and amortization for Fiscal 1996 increased $5.9 million to $8.3 million from $2.4 million for Fiscal 1995 due to increased depreciation resulting from newly constructed networks becoming operational. To a lesser extent, the increase in depreciation and amortization was also due to increased amortization of intangible assets resulting from acquisitions.

     Other Expenses. Other expenses for Fiscal 1996 increased $16.1 million to $18.0 million from $1.9 million for Fiscal 1995. The increase was principally the result of additional interest expense associated with the 1995 Notes, offset by interest income resulting from the investment of the proceeds of the 1995 Notes Offering.

  FISCAL 1995 COMPARED TO FISCAL 1994

     Revenues. Revenues for Fiscal 1995 increased $12.7 million, or 211.3%, to $18.7 million from $6.0 million for Fiscal 1994. The increase resulted from a $11.0 million increase in telecommunications services revenues and a $1.7 million, or 28.4%, increase in product revenues of NACT. Telecommunications service revenues increased $10.6 million as a result of wholesale carrier services revenues generated by WINS and NACT, which began to offer such services during Fiscal 1995, and long distance and other service revenues of ITG, which was acquired effective May 1, 1995. In addition, an increase of $.4 million was the result of revenues generated by the Hawaiian digital microwave and the Southern California networks. The Southern California networks became operational in Fiscal 1995. The increase in manufacturing revenues was due to increased unit sales of telecommunications switching and network management and billing systems.

     Operating Expenses. Total operating expenses for Fiscal 1995 increased $23.0 million, or 315.0%, to $30.3 million from $7.3 million for Fiscal 1994. Network expenses for Fiscal 1995 increased $10.0 million to

$10.1 million from $.1 million for Fiscal 1994 due to expansion of network operations, the acquisition of ITG and the commencement of wholesale carrier services at WINS and NACT. Facilities administration and maintenance expenses totaled $2.1 million for Fiscal 1995, compared to only $26,000 for Fiscal 1994. The increase was due to significant network expansion in Fiscal 1995, whereas Fiscal 1994 results included only three months of engineering expenses at the Company's Hawaiian network.

     Cost of product revenues at NACT for Fiscal 1995 increased to $3.1 million, or 40.9% of product revenues, for Fiscal 1995 from $2.1 million, or 36.3% of product revenues, for Fiscal 1994. Research and development expenditures of NACT increased by $.6 million, or 84.4% to $1.3 million for Fiscal 1995 from $.7 million for Fiscal 1994 due to the continuing development of the STX, which was introduced in Fiscal 1996.

     Selling, general and administrative expenses increased $7.4 million to $11.4 million for Fiscal 1995 from $4.0 million for Fiscal 1994. The increase was principally the result of higher salary and benefit costs incurred in Fiscal 1995 as the Company added a significant number of sales, marketing and management employees in connection with network expansion. Also contributing to the increase in selling, general and administrative expenses were higher professional fees and travel costs related to expansion of CLEC operations. In addition, bad debt expense increased $1.3 million in Fiscal 1995 principally due to a reserve for doubtful accounts for an ITG customer.

     Depreciation and amortization increased $2.0 million to $2.4 million for Fiscal 1995 from $.4 million for Fiscal 1994 as a result of amortization of intangible assets related to acquisitions and depreciation of newly-operational networks.

     Other Expenses. Other expenses increased $.2 million to $1.9 million for Fiscal 1995 from $1.7 million for Fiscal 1994. Contributing to the increase was an $.8 million increase in interest expense resulting from borrowings under the Tomen Facility and a $.5 million write-off of investments. Offsetting these increases was a $.4 million decrease in the loss on joint ventures due to improved operating results at the Phoenix Fiber network. Additionally, in Fiscal 1994 the Company wrote-off $.7 million in pre-operating costs at GST Telecom. No such losses were realized in Fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has incurred significant operating and net losses as a result of the development and operation of its networks. The Company expects that such losses will continue to increase as the Company emphasizes the development, construction and expansion of its networks and builds its customer base. Cash provided by operations will not be sufficient to fund the expansion of its networks, longhaul fiber optic facilities and services.

     At September 30, 1997, the Company had cash, cash equivalents, and investments, including restricted cash and investments, of approximately $230.9 million, compared to $82.5 million at September 30, 1996. The Company's net cash used in operating and investing activities was $299.9 million, $139.0 million, $36.2 million and $11.4 million for the nine months ended June 30, 1997, Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively. Net cash provided by financing activities from borrowings and equity issuances to fund capital expenditures, acquisitions and operating losses was $276.9 million, $194.3 million, $38.0 million and $10.9 million for the nine months ended June 30, 1997, Fiscal 1996, Fiscal 1995 and Fiscal 1994, respectively.

     Capital expenditures for the nine months ended June 30, 1997, Fiscal 1996, Fiscal 1995 and Fiscal 1994 were $168.4 million, $97.6 million, $33.9 million and $1.4 million, respectively. The Company estimates that it will make capital expenditures of approximately $286.0 million from October 1, 1997 through December 31, 1998. The majority of these expenditures is expected to be made for the construction of network and longhaul fiber optic facilities and the purchase of switches and related equipment to facilitate the offering of the Company's services. Continued significant capital expenditures are expected to be made thereafter. In addition, the Company expects to continue to incur increasing operating losses while it expands its business and builds its customer base. Actual capital expenditures and operating losses will depend on numerous factors, including the extent of future expansion, acquisition opportunities and other factors beyond the Company's control, such as economic conditions, competition, regulatory developments and the availability of capital.

     In addition to the Company's capital expenditures in Fiscal 1996, the Company acquired the business of Texas-Ohio for a purchase price of $.6 million and the assumption of certain liabilities. All other acquisitions consummated by the Company in Fiscal 1996 (Hawaii On Line, Tri-Star, Call America and TotalNet) were in consideration of Common Shares. In the first quarter of Fiscal 1997, the Company acquired the remaining 50% interest in Phoenix Fiber owned by ICG Telecom Group, Inc. ("ICG") in consideration of (i) the repayment to ICG at closing of approximately $2.1 million of intercompany indebtedness and the repayment, under certain circumstances, of up to an additional $2.0 million of such intercompany indebtedness and (ii) the indemnification of ICG in respect of all indebtedness of Phoenix Fiber to the Company and third parties, other than certain liabilities of Phoenix Fiber that were assumed by ICG. Prior to the acquisition of the remaining 50% interest, the Company had contributed an aggregate of $5.0 million to Phoenix Fiber. In May 1997, the Company acquired Action Telcom for 903,000 Common Shares valued at $8.2 million, and $3.9 million in cash, payable in three equal installments at closing and on the first and second anniversaries thereof. Additional Common Shares may be issued to the former shareholders of Action Telcom on such anniversaries if the then market price of the Common Shares does not exceed $10.00 per share.

     In September 1996, the Company entered into the Siemens Loan Agreement, which provides for loans by Siemens of up to an aggregate of $226.0 million to finance the purchase of Siemens equipment and certain equipment from other suppliers. At September 30, 1997, $116.0 million of such facility was available to the Company (of which $5.8 million had been provided). The Company may seek to increase the amount of such facility up to $226.0 million on an as needed basis, subject to the negotiation and execution of mutually satisfactory documentation. In December 1996, the Company entered into the NTFC Loan Agreement, which provides for $50.0 million of equipment financing to finance the purchase of equipment and products from Nortel (of which $44.6 million had been provided as of September 30, 1997). See "Description of Certain Indebtedness and Redeemable Preferred Shares -- Equipment Financing."

     In October 1996, the Company completed a private placement of 2,000,000 special warrants (the "Special Warrants") at a purchase price of $11 1/8 per Special Warrant. Each Special Warrant is exercisable for one Common Share and one-half of one underlying warrant to purchase one additional Common Share for a purchase price of $13 for one year from the date of issuance. The Company received $20.8 million in net proceeds in conjunction with the sale of the Special Warrants.

     In February 1997, the Company consummated a private placement (the "Princes Gate Investment"), of $50.0 million of Series A Preference Shares (the "Redeemable Preferred Shares") with an affiliate of Princes Gate Investors II, L.P. ("Princes Gate"). Princes Gate is a limited partnership consisting of an affiliate of Morgan Stanley and certain private investors. The Redeemable Preferred Shares, which are convertible at any time after February 28, 2000 at an imputed price of $11 3/8 per share, will not pay dividends in cash, except to the extent cash dividends are paid on Common Shares. In addition, the liquidation and redemption prices of the Redeemable Preferred Shares will accrete at a semi-annual rate of 11 7/8%. On February 28, 2004, and under certain circumstances, the Redeemable Preferred Shares will also be subject to mandatory conversion or redemption, provided that to the extent the Company is prohibited from paying the redemption price in cash, holders of the Redeemable Preferred Shares may elect to convert such shares into Common Shares and if such election is not made, the Company may extend the mandatory redemption date to August 28, 2007. See "Description of Certain Indebtedness and Redeemable Preferred Shares."

     In February 1997, NACT completed an initial public offering of its common stock pursuant to which the Company and NACT sold one million and two million shares, respectively, of NACT's common stock, resulting in net proceeds to the Company and NACT of approximately $9.1 million and $18.2 million, respectively.

     In May 1997, GST Funding completed the 1997 Notes Offering. Of the $255.8 million of net proceeds from the issuance of the 1997 Notes, as of September 30, 1997 approximately $93.8 million had been used to purchase securities pledged to fund the first six interest payments on the 1997 Notes and approximately $91.3 million had been used to purchase equipment, including approximately $41.5 million that had been used to refinance indebtedness of GST USA incurred to purchase equipment. The 1997 Indenture and the 1995 Indentures include restrictive covenants which, among other items, limit or restrict additional indebtedness incurred by the Company, investment in certain subsidiaries, the sale of assets and the payment of dividends. See "Description of Certain Indebtedness and Redeemable Preferred Shares."

     As of September 30, 1997, the Company had approximately $638.5 million of indebtedness outstanding ($763.8 million on a pro forma basis giving effect to the Debt Offering), including $203.3 million accreted value of Senior Notes, $25.4 million accreted value of Convertible Notes, $265.0 million principal amount of 1997 Notes, $69.1 million under the Tomen Facility, $44.6 million under the NTFC Loan Agreement and $5.8 million under the Siemens Loan Agreement. In addition, as of September 30, 1997, the Company had $25.0 million of availability under the Tomen Facility, $110.2 million of availability under the Siemens Loan Agreement and $5.4 million of availability under the NTFC Loan Agreement. Although the Company's liquidity was substantially improved as a result of the 1995 Notes Offering and the 1997 Notes Offering, the Company will have significant debt service obligations. The Company will be required to make principal and interest payments of approximately $58.4 million (of which $35.1 million will be made from funds securing the 1997 Notes), $64.4 million (of which $35.1 million will be made from funds securing the 1997 Notes), $67.7 million (of which $17.6 million will be made from funds securing the 1997 Notes), $114.7 million and $112.6 million in 1998, 1999, 2000, 2001 and 2002, respectively. However, the Company will need to refinance a substantial amount of such indebtedness. In addition, the Company anticipates that cash flow from operations will be insufficient to repay the 1995 Notes, 1997 Notes and the Notes in full and that such notes will need to be refinanced. The ability of the Company to effect such refinancings will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. There can be no assurance that the Company will be able to improve its earnings before fixed charges or that the Company will be able to meet its debt service obligations.

     At September 30, 1997, the Company had cash, cash equivalents, and investments, including restricted cash and investments, of approximately $230.9 million. The Company believes that the net proceeds of the Offerings, together with cash on hand (including the remaining proceeds from the 1997 Notes Offering available to purchase equipment), and borrowings expected to be available under the Tomen Facility and the equipment financing agreements with Siemens and NTFC will provide sufficient funds for the Company to expand its business as presently planned and to fund its operating expenses through March 2000. Thereafter, the Company expects to require additional financing. In the event that the Company's plans or assumptions change or prove to be inaccurate, or its cash resources, together with borrowings under the current financing arrangements prove to be insufficient to fund the Company's growth and operations, or if the Company consummates additional acquisitions, the Company may be required to seek additional sources of capital (or seek additional capital sooner than currently anticipated). The Company may also seek to raise additional capital to take advantage of favorable conditions in the capital markets. There can be no assurance that additional financing will be available to the Company or, if available, that it can be concluded on terms acceptable to the Company or within the limitations contained within the Company's financing arrangements. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's development or expansion plans and could have material adverse effect on the Company's business. Such failure could also limit the ability of the Company to make principal and interest payments on its outstanding indebtedness. The Company has no material working capital or other credit facility under which it may borrow for working capital and other general corporate purposes. There can be no assurance that such a facility will be available to the Company in the future or that if such a facility were available, that it would be available on terms and conditions acceptable to the Company.

INCOME TAXES AND ADOPTION OF NEW ACCOUNTING STANDARDS

     At September 30, 1996, the Company had a U.S. net operating loss carryforward of approximately $45.0 million and a Canadian net operating loss carryforward of approximately Cdn. $6.8 million. While such loss carryforwards are available to offset future taxable income of the Company, the Company does not expect to generate sufficient taxable income so as to utilize all or a substantial portion of such loss carryforwards prior to their expiration. Further, the utilization of net operating loss carryforwards against future taxable income is subject to limitation if the Company experiences an "ownership change" as defined in Section 382 of the Code and the analogous provision of the Canada Act.

     In March 1995, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets Disposed Of." SFAS No. 121 provides specific guidance regarding when impairment of long-lived assets such as plant, equipment and certain intangibles including goodwill should be recognized and how impairment losses of such assets should be measured. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995. The Company adopted SFAS No. 121 on October 1, 1996. The impact on the Company's Fiscal 1997 statements of operations is not expected to be material.

     In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation," which was adopted by the Company on October 1, 1996. As permitted by FASB SFAS No. 123, the Company has elected not to implement the fair value based accounting method for employee stock options and will disclose, commencing in Fiscal 1997, the pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share" ("SFAS 128"). This statement establishes a different method of computing net income per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS 128, the Company will be required to present both basic net income per share and diluted net income per share. Because of the Company's net loss position, both basic and dilutive net loss per share are expected to be comparable to the currently presented net loss per share. The Company expects to adopt SFAS 128 in the first quarter of Fiscal 1998 and, at that time, all historical net income per share data presented will be restated to conform to the provisions of SFAS 128.

                                    BUSINESS

OVERVIEW

     The Company provides a broad range of integrated telecommunications products and services, primarily to business customers located in the western continental United States and Hawaii. As a facilities-based CLEC, the Company operates state-of-the-art, digital telecommunications networks that represent an alternative to ILECs. The Company's full line of products, which offer a "one-stop" solution to customers' telecommunications services requirements, include long distance, Internet, data transmission and private line services, and local dial tone services, which were recently introduced.

     The Company's digital networks currently serve 30 markets in Arizona, California, Hawaii, Idaho, New Mexico, Texas and Washington. In addition, the Company has networks under construction which, when completed will serve 12 additional markets and expand its regional footprint to Oregon. The Company also constructs, markets and manages longhaul fiber optic facilities, principally in Arizona, California and Hawaii. The Company's longhaul fiber optic facilities currently extend approximately 500 route miles and an additional 1,000 route miles are expected to become operational over the next 12 months.

     Management believes that the Company has an opportunity to leverage its existing network infrastructure and service capabilities to provide customers with an integrated telecommunications package. The Telecommunications Act and state regulatory initiatives have substantially changed the telecommunications regulatory environment in the United States. As a result of these regulatory changes, the Company is permitted in certain states to provide local dial tone in addition to its existing telecommunications service offerings. In order to capitalize on these opportunities, the Company has accelerated the development of additional networks and longhaul fiber optic facilities within its region while significantly expanding its product and service offerings, primarily with respect to the provision of local services. To facilitate its entry into local services, the Company has in service five high capacity digital switches, has installed and is currently testing four additional high capacity digital switches and is planning to deploy an additional five such switches through early 1998.

TELECOMMUNICATIONS SERVICES MARKET

     Based on preliminary statistics released by the FCC, ILECs in the United States generated approximately $100.7 billion in revenue in 1996 from the provision of local exchange services. Local exchange services consist of a number of service components and are defined by specific regulatory classifications. For 1996, total revenue by service was (i) interstate dedicated access service (i.e., connecting a customer to a long distance carrier's facilities) revenues of $3.6 billion; (ii) interstate switched access service (i.e., originating and terminating calls from a long distance carrier) revenues of $12.4 billion; (iii) end-user fees (i.e., access charges paid by the consumer for the use of the ILECs' networks) of $7.3 billion; (iv) basic local service (including dial tone, local area charges, dedicated point-to-point intraLATA service and enhanced calling features) revenues of $49.8 billion; (v) intraLATA toll call revenues of $10.4 billion; (vi) intrastate switched access (i.e., local origination and termination for long distance carriers for calls within a state) revenues of $7.6 billion; and (vii) miscellaneous (including provisions of directories, billing and collection services and corporate operations) revenues of $6.8 billion. In addition, the FCC reported that total toll service revenues in the United States in 1996 were $93.3 billion.

     Until recently, the competitive access provider ("CAP")/CLEC industry has generally been limited to providing special access services and private line services to corporations and government agencies physically located on the network of the CAP/CLEC. The Telecommunications Act opens local service markets to competition by preempting state and local laws, to the extent that they prevent competitive entry with respect to the provision of any telecommunications service, and imposes a variety of new duties on ILECs in order to promote competition in local exchange and access services.

TELECOMMUNICATIONS SERVICES STRATEGY

     In conjunction with its network expansion, the Company has developed a strategy to leverage its existing facilities and infrastructure, customer base and experience by providing a broad range of integrated telecommunications services to meet the voice and data needs of its end-user customers. The Company focuses on small to medium-sized businesses that have significant telecommunications requirements. The Company, through its established sales channels, offers: (i) bundled local and long distance services; (ii) flexible pricing and customized products and services; and (iii) an enhanced level of customer service. To meet its customers' needs, the Company offers a number of telecommunications services, including:

  LOCAL SERVICES

     Where regulatory conditions permit, the Company offers both switched and dedicated local service. Fixed or special access services involve a fixed communications link, usually between an end-user and a long distance carrier's POP. With a switch, it is possible for the Company to direct traffic to any end-user or long distance carrier provided that the Company has an interconnection agreement with the connecting carriers.

     Under federal regulations, the Company is permitted to provide a full range of interstate switched access as well as enhanced services. In addition, a switch gives the Company the technological capability to provide a full range of local telephone services, although state authority may be necessary for certain intrastate service offerings. See "-- Regulation."

     To facilitate its entry into local services, the Company has in service five high capacity digital switches, has installed and is currently testing four additional high capacity digital switches and is planning to deploy an additional five such switches through early 1998. As demand warrants, the Company plans to continue to install switching equipment in its operational networks, in markets where it is constructing networks and in certain other cities where the Company will rely on ILEC facilities for transmission. Once a switch is operational, where regulatory conditions and interconnection agreements permit, the Company intends to offer local dial tone, in addition to enhanced services such as ISDN, Centrex, voice mail and other custom calling features. See "Risk Factors -- Difficulties in Implementing Local and Enhanced Services."

  LONG DISTANCE SERVICES

     The Company offers basic and enhanced long distance services, such as toll free, calling card, prepaid calling card and international call back services, targeting primarily business customers purchasing between $200 and $15,000 of services per month as well as resellers and other carriers. The Company purchases long distance capacity under agreements with certain major long distance carriers that provide the Company capacity at rates that vary with the monthly traffic generated by the Company. See "Risk Factors -- Risks Relating to Long Distance Business."

     The Company recently expanded its long distance products and services through the acquisition of Action Telcom for an aggregate of 903,000 Common Shares valued at approximately $8.2 million, and $3.9 million in cash, payable in three equal installments at closing and on the first and second anniversary dates thereof. Additional Common Shares may be issued to the former shareholders of Action Telcom on each of the first and second anniversaries of the closing date of the merger if the average closing sale price of a Common Share on the AMEX (or the Company's then principal trading market) does not exceed $10.00 for the 10 consecutive trading days ending three trading days prior to each such anniversary. Action Telcom is a facilities-based telecommunications company located in Abilene, Texas that operates its own network and switching equipment, originating and terminating its own traffic principally in Texas. The Company intends to continue to pursue acquisitions of long distance carriers.

  INTERNET SERVICES

     The Company presently offers Internet-related services in most of its markets such as dedicated Internet services, Web site development and hosting, provides access and upstream transport for local ISPs, EDI and electronic commerce services and is in the process of developing various Internet software applications. The

Company also offers dial-up Internet services to customers in Portland, Vancouver (Washington), the State of Hawaii and select markets in California and intends to begin offering such services in the Los Angeles, San Francisco and Houston metropolitan areas in the fourth quarter of 1997. Management believes that these services will become an important component of the Company's overall product offerings and intends to continue to expand its Internet access and service business to other markets.

  DATA SERVICES

     The Company offers national and international frame relay services on its own frame relay network and through interconnection agreements with data providers. Under these agreements, the Company and such data providers have agreed to link their data networks and terminate one another's traffic. The Company has deployed Cascade Communications frame relay switches in 21 markets in the western United States. Such switches can provide both frame relay and Internet services. The Company plans to offer data networking services such as ATM, high speed LAN connectivity service, video conferencing, multi-media networking, frame relay and high capacity access to the Internet. The Company has one ATM switch commercially operational in each of Portland and Seattle.

     The Company offers its customers monthly network management reports that allow users to track the performance of their virtual private network. Customer network management support will permit customers to monitor and tailor their virtual private network as desired with a communication link into the Company's network management systems.

  SHARED TENANT SERVICES

     The Company offers shared tenant services to large apartment and residential communities in Idaho, New Mexico, Oregon, Utah and Washington. Shared tenant services bundle local, long distance, Internet access, cable television and home alarm service.

     The Company provides local dial tone service to its shared tenant customers through on-site PBX telephone systems located within each apartment complex that are connected to the ILEC. As the Company expands its network and central office switching facilities, PBXs will be replaced with central office access nodes originating from the Company's own dial tone facilities, which the Company expects to provide significant cost savings and customer feature capability. In addition, the Company is in the process of connecting apartment communities to its own fiber network, thereby permitting the Company to realize additional cost savings for transport.

TELECOMMUNICATIONS NETWORK STRATEGY

     The Company's network strategy is to continue to develop and expand its network infrastructure to ultimately assemble, through a combination of owned and leased facilities and joint ventures, an integrated regional network for the on-net provision of CLEC services including local, long distance, Internet access and data services. The Company will continue to focus on the western United States in order to take advantage of its strategically advantageous position in California and Hawaii and the substantial telecommunications traffic that exists among the western United States, Mexico, the Pacific Rim and western Canada. Key elements in this strategy include:

     Initial Deployment. The Company has identified attractive markets in its region and has sought to be one of the first CLECs to obtain the necessary permits, rights-of-way and licenses to construct and operate networks in its targeted markets. Initial network deployment is designed to provide connectivity among the Company's facilities, selected long distance carriers' POPs, the ILEC's central offices and the market's primary business centers. In addition, the Company may deploy network facilities in markets where it achieves a critical mass of customers using resold or leased facilities.

     Expansion. Subsequent to initial network deployment, the Company seeks to expand its network in a geographic area to efficiently address a large number of significant users of telecommunications services. To facilitate this expansion, the Company has entered into strategic agreements with a number of gas and electric utilities. These arrangements have enabled the Company to obtain access to and use of rights-of-way, conduit and transmission and distribution facilities in a timely and cost-effective manner.

     Interconnection. Management believes that the formation of an integrated regional network through the interconnection of the Company's individual networks will provide significant advantages. In addition to providing the Company with a larger addressable market, the interconnection of its networks is expected to allow the Company to carry its intra-regional telecommunications traffic on-net, thereby improving operating margins by reducing payments to other carriers for use of their facilities, as well as to lease longhaul transport capacity to others.

     The Company's network strategy is best evidenced in the States of California and Hawaii. In California, the Company holds two Certificates of Public Convenience and Necessity ("CPCNs") from the California Public Utilities Commission ("CPUC"), which allows the Company to install its fiber optic cable along existing public utility corridors, and has a statewide pole attachment agreement, which enables the Company to expand its infrastructure without the delays typically experienced in obtaining individual licenses and rights-of-way.

     In Hawaii, the Company operates a digital microwave network and is supplementing its microwave network with terrestrial fiber optic facilities. The Company has also constructed an inter-island fiber network to extend its services throughout the State. The Hawaii Public Utilities Commission (the "HPUC") has approved GST Hawaii's network interconnection agreement and pole attachment and conduit occupancy agreements with GTE Hawaiian Telephone Company ("GTE"). The Company is in the process of completing its connections to GTE's Hawaiian network and installing necessary facilities and equipment. GST Hawaii has also received the HPUC's approval of a master license/lease agreement with Hawaiian Electric Company and its subsidiaries to place fiber optic cable on poles and in certain facilities on all islands other than Kauai.

     The Company recently began to construct, market and manage longhaul fiber optic facilities and plans to ultimately assemble an integrated regional network for the on-net provision of services and to lease longhaul capacity to others.

TELECOMMUNICATIONS NETWORKS AND FACILITIES

     The Company's networks comprise fiber optic cables, microwave or other wireless facilities, integrated switching facilities, advanced electronics, data switching equipment, transmission equipment and associated wiring and equipment. The Company typically designs its networks with a ring architecture with connectivity to the ILEC's central offices, POPs of long distance carriers and large concentrations of telecommunication intensive end-users.

     The following table presents information as of September 30, 1997 concerning the Company's networks that are operational and under construction:

                                                                             CURRENT
                                                                           OPERATIONAL
                                                    DATE COMMERCIALLY         ROUTE          ESTIMATED         APPROXIMATE
      LOCATION               SERVICE AREA             OPERATIONAL(1)        MILES(2)       ROUTE MILES(3)     POPULATION(4)
---------------------  ------------------------    --------------------    -----------     --------------     --------------
Arizona..............  Phoenix                     February 1994(5)             12                                 984,403
                       Tucson                      September 1995               27                                 405,390
California
  Northern
    California.......  Concord, Oakland, San       September 1997               15                22             1,324,859
                       Francisco, Walnut Creek,
                       Livermore
                       Hayward, San Ramon          September 1997               11                                 146,801
                       Mare Island                 January 1997                 12                 3                 1,000
                       Pleasanton                  August 1996                   8                                  50,553
  Southern
    California.......  Loma Linda, Rialto,         April 1995                  106                                 541,195
                       Riverside, San
                       Bernardino, Monterey
                       Park
                       City of Industry,           August 1995                  46                                 133,779
                       Ontario
                       Los Angeles                 December 1996                --(6)                            3,485,398
                       Palm Springs                2nd Quarter 1998(7)                            10                40,181
                       Pasadena                    1st Quarter 1998                               11               131,591
  San Joaquin
    Valley...........  Fresno, Bakersfield         November 1996                44                 6               529,022
  Central Coast......  San Luis Obispo             4th Quarter 1997                                5                41,958
                       Santa Barbara, Goleta       2nd Quarter 1998                               17               171,571
Hawaii...............  Honolulu (Oahu)             February 1997                20                                 365,272
Idaho................  Boise                       May 1997                      4                 1               125,738
New Mexico...........  Albuquerque                 January 1996                 67                 5               384,736
Oregon...............  Portland                    1st Quarter 1998                               54               437,319
Texas................  Abilene                     June 1997                     1                                 106,654
Washington...........  Spokane                     September 1996                3                                 177,196
                       Vancouver                   November 1996                 6                 8                46,380

---------------
(1) Refers to the month during which the Company's network became commercially operational or the quarter during which the Company expects a network under construction to become operational. The Company deems a network to be commercially operational when its fiber optic cable and related electronics permit the Company to provide service.

(2) Includes owned and leased miles utilized by the networks that have become commercially operational.

(3) Represents the planned, owned and leased miles that will comprise the network under construction at the time the network is expected to become commercially operational or miles under construction for networks that have become commercially operational.

(4) Based on U.S. Census Bureau data.

(5) The Company acquired 100% ownership of Phoenix Fiber, the owner and operator of the Phoenix Network, in October 1996. Prior thereto, the Company held a 50% interest in and did not manage this network.

(6) The network in Los Angeles interconnects longhaul traffic with the POPs of other carriers.

(7) The fiber lease and fiber are in place, however the system is not operational and no lease payments are being made on account of a dispute between Southern California Edison Company ("SCE") and various property owners regarding SCE's power line right-of-way.

     The Company's decision to construct a network in a particular locale is preceded by a review of the area's demographic, economic and competitive characteristics and telecommunications requirements. The characteristics examined include location and concentration of potential business, governmental and academic end-users, the locale's economic prospects, information regarding demand for the various services offered by the Company and actual and potential ILEC, CLEC and other competitors. Market demand is estimated using market research conducted by the Company and from information such as demand sets provided by interexchange carriers ("IXCs").

     The Company's networks are monitored by its network control center located at the Company's corporate headquarters in Vancouver, Washington. The control center is staffed by 28 employees and provides network monitoring 24 hours a day, seven days a week. Advanced monitoring systems allow personnel to diagnose and resolve problems, generally before customers detect a meaningful deterioration in service quality.

     The Company plans to continue to develop and expand its network infrastructure to ultimately assemble, through a combination of owned and leased facilities and joint ventures, an integrated regional network for the on-net provision of CLEC services.

     The following table presents information as of September 30, 1997 concerning the Company's longhaul fiber optic facilities that are operational and under construction:

                                                                                     CURRENT
                                                                                   OPERATIONAL
                                                            DATE COMMERCIALLY         ROUTE          ESTIMATED
                       LOCATION                               OPERATIONAL(1)        MILES(2)       ROUTE MILES(3)
-------------------------------------------------------    --------------------    -----------     --------------
Rialto to Oakland......................................    1st Quarter 1998                              556
Los Angeles to San Luis Obispo.........................    3rd Quarter 1998                              367
Ontario to Anaheim to Los Angeles......................    March 1997                   83
Rialto to Palm Springs.................................    2nd Quarter 1998(4)                            54
Taft to Bakersfield....................................    May 1997                     39
Coalinga to Fresno.....................................    November 1996                44
Taft to Coalinga.......................................    1st Quarter 1998                              102
Phoenix to Tucson......................................    4th Quarter 1997                              217
Hawaii Fiber connecting Kauai, Hawaii, Oahu,
  Molokai, Maui & Lanai................................    June 1997                   344

---------------
(1) Refers to the month the facilities became commercially operational or the quarter during which the Company expects the facilities under construction to become operational. The Company deems the facilities to be commercially operational when its fiber optic cable and related electronics permit the Company to provide service.

(2) Includes owned and leased miles of facilities that have become commercially operational.

(3) Represents the planned owned and leased miles that will comprise the facilities under construction at the time the facilities are expected to become commercially operational.

(4) The fiber lease and fiber are in place, however, the system is not operational and no lease payments are being made on account of a dispute between SCE and various property owners regarding SCE's power line right-of-way.

     The following table presents information as of September 30, 1997 concerning the Company's switches that are operational or are planned to be installed:

                                                                                    DATE COMMERCIALLY
                                    LOCATION                                         OPERATIONAL(1)
---------------------------------------------------------------------------------   -----------------
Arizona        Phoenix...........................................................   August 1997
               Tucson............................................................   September 1997
California     Fresno............................................................   1st Quarter 1998
               Los Angeles.......................................................   1st Quarter 1998
               Riverside.........................................................   July 1997
               San Francisco.....................................................   1st Quarter 1998
               San Luis Obispo...................................................   4th Quarter 1997
               Walnut Creek......................................................   4th Quarter 1997
Hawaii         Honolulu..........................................................   February 1997
Idaho          Boise.............................................................   4th Quarter 1997
New Mexico     Albuquerque.......................................................   September 1997
Oregon         Portland (Vancouver, Washington)..................................   1st Quarter 1998
Texas          Houston...........................................................   1st Quarter 1998
Washington     Spokane...........................................................   4th Quarter 1997

---------------
(1) Refers to the month during which the switch became operational or the quarter during which the Company expects the switch to become operational.

MANUFACTURING

     The Company, through its equipment subsidiary, NACT, produces advanced telecommunications switching platforms with integrated applications software and network telemanagement capabilities. As a single source provider, NACT believes that it is the only company in its market that designs, develops and manufactures all hardware and software elements necessary for a fully integrated turnkey telecommunications switching solution. Because NACT provides an integrated solution, its customers do not require the multiple suppliers of hardware and value added resellers of software that would otherwise be necessary to provide a wide range of end-user services and applications. NACT's customers include long distance carriers, prepaid debit (calling) card and prepaid cellular network operators, international call back/reorigination providers and other specialty telecommunications service providers.

     NACT's products and services include the STX application switching platform, the NTS and facilities management services. In May 1996, NACT introduced the STX, an integrated digital tandem switching system that currently supports up to 1,024 ports per switch and can be combined with three additional STXs to provide a total capacity of 4,096 ports per system. The STX includes proprietary systems software that enables standard applications such as 1+ and optional advanced applications such as international call/back reorigination, prepaid debit card and prepaid cellular. NACT has targeted the STX, with its enhanced features and scaleable capacity, to an expanded group of customers, including independent telephone companies, CAPs, CLECs, shared tenant service providers, Fortune 1000 corporations and local telephone companies outside the United States. NACT believes that the STX offers value added features and capacity at price points typically lower than those offered by its competitors. The NTS performs call rating, accounting, switch management, invoicing and traffic engineering for multiple switches that may be NACT switches or other industry switches. In conjunction with the sale of a system, NACT offers a facilities management service whereby NACT will operate and maintain a customer's switch for a fee. In providing this service, NACT enables its customers to direct their attention toward marketing their products rather than focusing on the technical aspects of operating a switch.

     The Company and NACT sold one million and two million shares, respectively, of NACT's common stock in the NACT Offering, resulting in gross proceeds to the Company and NACT of $10.0 million and $20.0 million, respectively. As a result of the NACT Offering, the Company's interest in NACT has been reduced to approximately 63%. On September 30, 1997, the Company announced that it had retained Hambrecht & Quist LLC to explore alternatives for monetizing its 63% interest in NACT, including a potential sale of some or all of its shares of NACT's capital stock to one or more strategic investors.

     In May 1997, the Company acquired Action Telcom, which manufactures NAMS, a UNIX based software and hardware platform providing automated real-time billing record collection, fraud protection and network design.

CORPORATE ORGANIZATION

                       [GST CORPORATE ORGANIZATION CHART]
---------------
(1) Unless otherwise indicated, the Company owns 100% of the stock of each company. GST Telecommunications, Inc. is the issuer of the Convertible Notes. See "Description of Certain Indebtedness and Redeemable Preferred Shares -- Senior Notes and Convertible Notes."

(2) GST USA owns, directly or indirectly, the stock of all but three of the Company's operating subsidiaries. GST USA is the issuer of the Senior Notes. See "Description of Certain Indebtedness and Redeemable Preferred
    Shares -- Senior Notes and Convertible Notes."

(3) GST Net and its subsidiaries, together with GST Action Telecom, TotalNet and GST Call America, conduct the Company's long distance operations.

(4) GST SwitchCo is the owner of certain telecommunications equipment. It has incurred the indebtedness outstanding under the Siemens Loan Agreement. See "Description of Certain Indebtedness and Redeemable Preferred
    Shares -- Equipment Financing."

(5) GST EquipCo is the owner of certain telecommunications equipment. It has incurred the indebtedness outstanding under the NTFC Loan Agreement. See "Description of Certain Indebtedness and Redeemable Preferred
    Shares -- Equipment Financing."

(6) GST Funding is the issuer of the 1997 Notes. See "Description of Certain Indebtedness and Redeemable Preferred Shares -- 1997 Notes."

(7) GST Telecom and its subsidiaries conduct most of the Company's CLEC operations. Certain of GST Telecom's subsidiaries have incurred indebtedness under the Tomen Facility. See "Description of Certain Indebtedness and Redeemable Preferred Shares -- Tomen Facility."

(8) The Company owns 63% of the capital stock of NACT. A public offering of shares of NACT's capital stock representing 37% of the outstanding capital stock of NACT was completed in the first quarter of 1997. NACT is the Company's manufacturing subsidiary.

SALES CHANNELS AND CUSTOMER SUPPORT

     The Company markets its services through five sales channels including a direct sales force, an inside sales (telemarketing) group, alternate channels including referral partners, independent agents and resellers, a government systems group and a wholesale carrier group. As of September 30, 1997, the Company had 303 sales and marketing employees in 18 cities and utilized 176 agents and independent contractors.

     The Company's direct sales personnel offer the Company's full line of products including long distance, private line, Internet, local and data transmission services. Sales compensation is incentive-based and designed to facilitate both the acquisition and retention of customers.

     Teams of sales engineers and local service experts are available to support the sales force in complex or more technical applications. The inside sales and telemarketing group and referral partner programs generate leads for the direct sales force. These groups also focus on smaller customers that may use the full array of products but do not require extensive technical or on-site support.

     Local customer service representatives are assigned to particular customers and are supplemented by local technical sales support personnel and a centralized group of customer service representatives located in call centers who respond to after-hours customer inquiries and perform account maintenance.

     As of June 30, 1997, the Company had approximately 39,000 customers, including approximately 20,000 long distance, 4,700 local dial tone customers and 14,300 Internet customers (substantially all of whom are dial-up customers). Approximately 8,000 of such customers purchase more than one of the Company's services.

COMPETITION

     The telecommunications industry is highly competitive. In most markets, the Company's principal competitor is the RBOC or the GTE Companies. Additional competitors include other CAPs and CLECs, such as Brooks, Teleport Communications Group, Inc., MFS, American Communications Services Inc. ("ACSI") and ICG, and may include microwave and satellite carriers, wireless telecommunications providers and private networks built by large end-users. Potential competitors (using similar or different technologies) include cable television companies, utilities and ILECs outside their current local service area. In addition, the Company anticipates future competition from large long distance carriers, such as AT&T, MCI and Sprint, which have begun to offer integrated local and long distance telecommunications services as regulations allow. Consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry as well as the development of new technologies could give rise to significant new competitors to the Company. In addition, a continuing trend toward business combinations and strategic alliances in the telecommunications industry may further enhance competition. For example, WorldCom acquired MFS and recently announced that it entered into an agreement to acquire Brooks, each of which compete with the Company in several of the markets in which the Company operates. The Company cannot determine what effect such acquisitions will have on the Company's business, financial condition and results of operations.

     As a recent entrant in the integrated telecommunications services industry, the Company has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the RBOCs, the GTE Companies and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of the Company, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the ILECs over the Company in certain respects. While recent regulatory and legislative initiatives allow CLECs such as the Company to interconnect with ILEC facilities and provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for, and relaxation of regulatory oversight of, the ILECs. For example, the FCC granted ILECs additional flexibility in pricing their interstate special and switched access services on a central office specific basis. Under this pricing scheme, ILECs may establish pricing zones based on access traffic density and charge different prices for central offices in each zone. On

February 8, 1997, new FCC rules became effective allowing ILECs to file streamlined tariffs on 15 days' notice for rate increases and seven days' notice for rate decreases. Unless the FCC acts during the notice period, such tariffs become effective at its end.

     The long distance telecommunications industry has relatively insignificant barriers to entry, numerous entities competing for the same customers and a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company competes with major carriers such as AT&T, MCI and Sprint, as well as other national and regional long distance carriers and resellers, many of whom are able to provide services at costs that are lower than the Company's current costs. Local telephone companies may also enter the long distance market, subject to certain conditions. As a result of the Telecommunications Act, the Company believes that RBOCs also will become competitors in the long distance telecommunications industry. The Company believes that the principal competitive factors affecting its long distance operations are pricing, customer service, accurate billing, clear pricing policies and, to a lesser extent, variety of services. The ability of the Company to compete effectively will depend upon its continued ability to maintain high quality market driven services at prices generally equal to or below those charged by its competitors. The FCC has, on several occasions since 1984, approved or required price reductions by AT&T and, in 1995, the FCC announced that AT&T will no longer be regulated as a dominant long distance carrier. This decision increased AT&T's flexibility in competing in the long distance services market and eliminated the longer tariff notice requirements previously applicable only to AT&T. Recently, the FCC has adopted rules that would eliminate the ability or need of long distance carriers to file tariffs with the FCC. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the implementation of such rules. To maintain its competitive posture, the Company believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect the Company.

     The Internet services market is highly competitive. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company's competitors in this market include Internet access providers, other telecommunications companies, online services providers and Internet software providers.

     The market for telecommunications equipment is highly competitive and subject to rapid technological change. NACT expects competition to increase in the future from existing competitors in the distributed switching systems market and from other companies that may enter NACT's existing or future markets, including major central office switch vendors. In its manufacturing operations, the Company, through its subsidiary NACT, competes with a number of lower capacity switch manufacturers such as CPDI, ITP and PCS Telecom. NACT also competes with providers of open architecture (programmable) hardware switching platforms that are enhanced by applications providers and value added resellers. Such competitors include Excel, which has agreements with software applications providers. As NACT's business develops and it seeks to market its switches to a broader customer base, NACT's competitors may include larger switch and telecommunications equipment manufacturers such as Lucent Technologies Inc., Harris Corporation, Siemens AG, Alcatel Alsthom, Telefonaktiebolaget, L.M. Ericsson and Northern Telecom, Ltd.

     Most of the Company's actual and potential competitors in its local services, long distance, Internet and data services and manufacturing businesses have substantially greater financial, technical and marketing resources than the Company. While the Company believes that it is well positioned to compete effectively, there can be no assurance that it will be able to do so.

     The recent WTO agreement on basic telecommunications services could increase the Company's competition. Under this agreement, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies, effective as early as January 1, 1998.

REGULATION

     The Company's telecommunications services business is subject to varying degrees of federal, state and local regulation.

  Federal Regulation

     The FCC regulates interstate and international telecommunications services. The Company provides service either on a private carrier basis or on a common carrier basis. In the interstate market, the primary distinguishing factor between private carriers and common carriers is that the former provide customized services to select customers pursuant to individually negotiated contracts. Common carriers, on the other hand, hold themselves out to serve the public generally. The FCC imposes certain regulations on common carriers such as the RBOCs that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, CAPs/CLECs. The FCC requires common carriers to receive an authorization to construct and operate telecommunications facilities between the United States and international points.

     In August 1996, the FCC released its Interconnection Decision. The Interconnection Decision establishes rules implementing the Telecommunications Act requirements that ILECs negotiate interconnection agreements and provides guidelines for review of such agreements by state public utilities commissions. On July 18, 1997, the Eighth Circuit vacated certain portions of the Interconnection Decision, including provisions establishing a pricing methodology and a procedure permitting new entrants to "pick and choose" among various provisions of existing interconnection agreements between ILECs and their competitors. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an ILEC's unbundled network elements. The Company had negotiated a number of interconnection agreements with ILECs prior to the July 18 Eighth Circuit decision. The Eighth Circuit decision creates uncertainty about the rules governing pricing, terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. There can be no assurance that the Company will be able to obtain or enforce interconnection agreements on terms acceptable to the Company. The FCC has announced that it will seek a writ of certiorari from the Supreme Court to review the July 18 Eighth Circuit decision.

     In October 1996, the FCC adopted an order in which it eliminated the requirement that non-dominant interstate carriers such as the Company maintain tariffs on file with the FCC for domestic interstate services. This order applies to all non-dominant interstate carriers, including AT&T. The order does not apply to the RBOCs or other local exchange providers. The FCC order was issued pursuant to authority granted to the FCC in the Telecommunications Act to "forbear" from regulating any telecommunications services provider if the FCC determines that the public interest will be served. After a nine-month transition period, relationships between interstate carriers and their customers will be set by contract. At that point long distance companies may no longer file with the FCC tariffs for interstate, domestic, interexchange services. Carriers have the option to immediately cease filing tariffs. Several parties have filed notices for reconsideration of the FCC order and other parties appealed the decision. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the implementation of the FCC order.

     If the stay is lifted and the FCC order becomes effective, telecommunications carriers such as the Company, will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. The obligation to provide non-discriminatory, just and reasonable prices remains unchanged under the Communications Act of 1934, as amended (the "Communications Act"). While tariffs provided a means of providing notice of prices, terms and conditions, the Company has always relied primarily on its sales force and direct marketing to provide such information to its customers and expects to continue to do so in the future.

     The Telecommunications Act is intended to increase competition. The act opens the local services market by requiring ILECs to permit interconnection to their networks and establishing ILEC obligations with respect to:

     Reciprocal Compensation. Requires all ILECs and CLECs to complete calls originated by competing carriers under reciprocal arrangements at prices based on a reasonable approximation of incremental cost or through mutual exchange of traffic without explicit payment.

     Resale. Requires all ILECs and CLECs to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other telecommunications carriers for resale at discounted rates, based on the costs avoided by the ILEC in the wholesale offering.

     Interconnection. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities. Requires all ILECs to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit). At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment in the ILECs' premises must be offered, except where the ILEC can demonstrate space limitations or other technical impediments to collocation.

     Unbundled Access. Requires all ILECs to provide nondiscriminatory access to unbundled network elements (including, network facilities, equipment, features, functions, and capabilities) at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit).

     Number Portability. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications carrier to another.

     Dialing Parity. Requires all ILECs and CLECs to provide "1+" equal access to competing providers of telephone exchange service and toll service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listing, with no unreasonable dialing delays.

     Access to Rights-of-Way. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

     ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal telecommunications subsidy regime. For example, the FCC established new subsidies for services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies to low-income consumers. Providers of interstate telecommunications service, such as the Company, as well as certain other entities, must pay for these programs. The Company's share of these federal subsidy funds will be based on its share of certain defined telecommunications end-user revenues. Although the FCC order describes a method for determining the amount the Company must contribute to support these subsidies, the Company is currently unable to quantify the amount of these payments that it will be required to make and the effect that these required payments will have on its financial condition. In the May 8th order, the FCC also announced that it will soon revise its rules for subsidizing service provided to consumers in high cost areas. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending. In addition, on July 3, 1997, several ILECs filed a petition for stay of the May 8th order with the FCC. That petition is pending.

     The Telecommunications Act also codifies the ILECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The Telecommunications Act also contains special provisions that eliminate the AT&T Antitrust Consent Decree (and similar antitrust restrictions on the GTE Companies) restricting the RBOCs from providing long distance services and engaging in telecommunications equipment manufacturing. These provisions permit a RBOC to enter the long distance market in its traditional service area if it satisfies several procedural and substantive requirements, including obtaining FCC approval upon a showing that facilities-based competition is present in its market, that the RBOC has entered into interconnection agreements in those states in which it seeks long distance relief, the interconnection agreements satisfy a 14-point "checklist" of competitive requirements, and the FCC is satisfied that the RBOC's entry into long distance markets is in the public interest. SBC, the RBOC serving some of the states served by the Company, applied to the FCC for such authority which was denied. SBC has appealed the denial and has sought to have the provisions declared unconstitutional. The Telecommunications Act permits the RBOCs to enter the out-of-region long distance market immediately upon its enactment.

     Under the Telecommunications Act, any entity, including cable television companies and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the Telecommunications Act is subject to numerous federal and state policy rulemaking proceedings and judicial review there is still uncertainty as to what impact such legislation will have on the Company.

     Pursuant to authority granted by the FCC, the Company resells the international telecommunications services of other common carriers between the United States and international points. In connection with such authority, certain of the Company's subsidiaries have filed tariffs stating the rates, terms and conditions for their international services. The FCC has determined that call reorigination service using uncompleted call signaling does not violate United States or international law, but has held that United States companies providing such services must comply with the laws of the countries in which they operate as a condition of such companies' Section 214 authorizations.

     With respect to its domestic service offerings, various subsidiaries of the Company have filed tariffs with the FCC stating the rates, terms and conditions for their interstate services. To the extent that such subsidiaries provide intrastate services, they may be required to obtain authority from state regulatory authorities prior to providing such services. Such subsidiaries have been granted authority in 44 states and the District of Columbia and the Company is applying for such authority in the remaining states, excluding Alaska. There can be no assurance that such state authorizations will be granted.

     NACT is authorized by the FCC to provide international telecommunications services. Any intrastate telecommunications services provided by NACT may require authority from state regulatory agencies and any interstate services require NACT to file an FCC tariff. There can be no assurance that such authorizations will be granted.

     Except in certain designated geographically competitive zones, the current policy of the FCC for most special access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to those customers likely to contract for their services without also lowering charges for the same service to all customers in the same geographic area, including those whose telecommunications requirements would not justify the use of such lower prices. The FCC may, however, alleviate this constraint on the ILECs and permit them to offer special rate packages to very large customers, as it has done in few cases, or permit other forms of rate flexibility. The FCC has adopted proposals that significantly lessen the regulation of ILECs that are subject to competition in their service areas and provide such ILECs with additional flexibility in pricing their interstate switched and special access on a central office specific basis.

     In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's ability to compete in providing interstate access services. On May 16, 1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules which are expected to be established sometime in 1997 that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on the Company's ability to compete in providing interstate access services. Several parties have appealed the May 16th order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

     Under the Communications Act and other federal regulations, foreign nationals may not own more than 20% of a company, or have more than a 20% voting interest in a company, that directly holds a common carrier radio license. The Communications Act also prohibits foreign nationals from owning 25% or more of a company which, in turn, controls a company holding a radio license, if the FCC finds that such alien participation would not serve the public interest. Under the WTO agreement, the United States agreed to increase the foreign ownership up to 100%, however while the FCC has proposed rules implementing the WTO policies there can be no assurance as to when the FCC will change its policy. The operations of GST Hawaii use among other facilities, microwave radio facilities operating pursuant to FCC licenses granted to PNI, an entity controlled by John Warta, the Chairman of the Board and Chief Executive Officer of the Company. The FCC also has the authority, which it is not presently exercising, to impose restrictions on foreign ownership of communications service providers not utilizing radio frequencies, which if exercised could have a material adverse effect on the Company's business. In addition, the networks may subsequently need to obtain radio licenses to "fill in" certain customers in the networks that are not practical to reach by wire. Should the Company require a common carrier radio license in the future, it may be prohibited from obtaining such license because of the foreign ownership restrictions of the Communications Act.

  State Regulation

     The Telecommunications Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other procompetitive measures. Because the implementation of the Telecommunications Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services, including local dial tone, will be introduced.

     State regulatory agencies have regulatory jurisdiction when Company facilities and services are used to provide intrastate services. A portion of the Company's current traffic may be classified as intrastate and therefore subject to state regulation. The Company expects that it will offer more intrastate services (including intrastate switched services) as its business and product lines expand and state regulations are modified to allow increased local services competition. To provide intrastate services, the Company generally must obtain a CPCN from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements. The Company has obtained CPCNs for its subsidiaries to provide intrastate toll service in 44 states and the District of Columbia and has applied for such authority in the remaining states, excluding Alaska. In addition, the Company has obtained authority to provide local exchange services on a resale or facilities-based basis in 10 states and the Northern Marianas Islands.

     Arizona. In Arizona, the Tucson and Phoenix networks and alternate access transmission services, to the extent that they provide the transmission of messages or telephone service within Arizona, could be deemed public service corporations and subject to the jurisdiction of the Arizona Corporation Commission (the "ACC") for certain purposes. GST Net (AZ), Inc. ("GST Net (AZ)") has received a Certificate of Convenience and Necessity ("CCN") from the ACC to provide jurisdictionally intrastate special access, private line and/or local exchange services in Arizona. GST Tucson Lightwave, Inc. ("GST Tucson") has entered into a license agreement with Pima County (the county in which Tucson is located) which was officially recorded on July 16, 1996, to construct, install, maintain and operate a fiber optics communication system in the public right-of-way. See " -- Legal Proceedings."

     California. Both GST Pacific Lightwave, Inc. ("GST Pacific") and GST Telecom California, Inc. ("GST California") have been granted authority to provide both facilities-based and resale local exchange services in the areas served by Pacific Bell and GTE California Incorporated ("GTE California"). GST California and GST Pacific have entered into an interconnection agreement with GTE California which became effective October 17, 1996. GST California and GST Pacific have entered into an interconnection agreement with Pacific Bell for the State of California which became effective December 30, 1996.

     Hawaii. The HPUC has granted GST Hawaii a CPCN as a carrier of voice and data on a point to point basis in Hawaii. Under the HPUC's rules governing competition in telecommunication services, an application by GST Hawaii for an expanded CPCN is no longer necessary. GST Hawaii must file an application for any proposed, modified, or new tariffed service, unless ordered otherwise by the HPUC. GST Hawaii's CLEC tariff became effective on September 4, 1996. The HPUC has also approved GST Hawaii's interconnection agreement with GTE. A revision to the original interconnection agreement is currently pending before the HPUC. GST Hawaii is in the process of completing its connections to GTE's Hawaiian network.

     Idaho. GST Telecom Idaho, Inc. ("GST Idaho") has authority from the Idaho Public Utilities Commission (the "Idaho Commission") to provide telecommunications services on a statewide basis to business customers with six or more lines. GST Idaho has also been granted authority from the Idaho Commission to provide telecommunications services to customers with fewer than six lines in the GTE Companies and U S WEST Communications, Inc. ("U S WEST") exchanges.

     Nevada. GST Telecom Nevada, Inc. was granted CLEC and resale authority on September 27, 1996, by the issuance of a CPCN by the Public Service Commission of Nevada.

     New Mexico. On October 23, 1995, GST Telecom New Mexico, Inc. was granted a CPCN from the New Mexico State Corporation Commission to provide intrastate, non-switched private line services. Its authority to provide resold interexchange services was approved on January 6, 1997 and its statewide CLEC authority was granted on May 30, 1997.

     Oregon. On March 5, 1997, GST Telecom Oregon, Inc. was granted CLEC authority in competitive zones.

     Texas. The Texas Public Utilities Commission on August 9, 1996 approved the application of GST Telecom Texas, Inc. ("GST Texas") for a certificate of operating authority on a statewide basis to resell telecommunications services. GST Texas' authority was expanded to include facilities-based services on June 4, 1997.

     Washington. GST Telecom Washington, Inc. ("GST Washington") is currently authorized to provide both resold and facilities-based services, including local exchange services, message toll, operator services and carrier access services. GST Washington's request for competitive status was approved June 11, 1997.

  Local Regulation

     The networks are subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. The Company needs to obtain rights-of-way over private and publicly owned land to permit the installation of the fiber optic telecommunication equipment.

GST GLOBAL TELECOMMUNICATIONS INC.

     At September 30, 1997, the Company has invested approximately $3.7 million in Global and held approximately 3.6 million common shares and warrants to purchase 750,000 additional shares. On September 30, 1997, Global had approximately 14.1 million shares outstanding. Global is to issue to the Company additional common shares of Global, subject to approval of the VSE, in consideration for the transfer by the Company to Global of its rights in and to the Bestel Project. In addition, certain executive officers and directors hold an aggregate of 553,896 common shares of Global and options and warrants to purchase 224,500 additional common shares of Global. Global employs its own operating management and has raised capital required for its proposed activities. As of September 30, 1997, Global had raised approximately $21.0 million through private placements of its common shares and $37.8 million through private placements of long term debt.

     Global has subscribed, through a subsidiary, GST Mextel, Inc., a Delaware corporation, for 49% of the outstanding shares of Bestel, S.A. de C.V. ("Bestel"). The total consideration is approximately $13.7 million, of which approximately $12.0 million has been paid. The remaining 51% will be held by Occidental Telecommunicacion, S.A. de C.V. ("Occidental"). In addition, Global has agreed to loan an aggregate of up to $36.0 million to Bestel, of which $26.0 million has been advanced to date. Bestel plans to construct and operate a 2,270 kilometer fiber optic telecommunications network in Mexico to become a facilities-based long distance carrier, of which approximately 1,100 kilometers of conduit and 180 kilometers of fiber optic cable has been constructed to date.

     Global has also acquired from Cable and Wireless an 80% interest in Vitacom, for a purchase price of $1.5 million. The remaining 20% is held by Cable and Wireless, which can require Global to purchase such interest in 1999. Vitacom is engaged in the provision of voice, high speed data information and other services and the manufacture and sale of VSAT (very small aperture satellite terminal) and other equipment used to access the Internet.

EMPLOYEES

     As of September 30, 1997, the Company and its subsidiaries had 1,160 full-time employees. None of such employees is covered by a collective bargaining agreement. The Company considers its relationship with its employees to be satisfactory.

FACILITIES

     The Company owns a building comprising 60,000 square feet that contains its principal executive offices located at 4317 N.E. Thurston Way, Vancouver, Washington 98662. Its telephone number at that address is (360) 254-4700.

     The Company recently purchased property comprising approximately 13,000 square feet in Molokai, Hawaii for a total purchase price of approximately $127,000 as well as property comprising approximately 320 square feet in Hilo, Hawaii for a total purchase price of approximately $38,000.

     The Company leases offices elsewhere in the United States, in Vancouver, British Columbia and in Japan, pursuant to leases which expire on various dates through December 31, 2007. The Company's current aggregate annual rental expense is approximately $4.5 million.

     The Company is negotiating leases for spaces in California, Washington and Texas for an aggregate additional cost expected to be approximately $138,000 per year.

LEGAL PROCEEDINGS

     On August 24, 1995, Aerotel, Ltd. and Aerotel U.S.A., Inc. (collectively, "Aerotel") commenced an action against NACT and a customer of NACT in the United States District Court, Southern District of New York, alleging that telephone systems manufactured and sold by NACT incorporating prepaid debit card features infringe upon Aerotel's patent which was issued in November 1987 (the "Aerotel Patent"). The initial complaint further alleged defamation and unfair competition as a result of a Special Report disseminated by NACT to its customers and tortious interference with prospective business relations, alleging that NACT induced third parties to abandon licensing negotiations with Aerotel. Aerotel sought injunctive relief, damages in an unspecified amount, damages of up to three times the damages found for willful infringement of the Aerotel Patent and an order requiring NACT to publish a written apology to Aerotel. NACT filed an answer and Counterclaim in which it denied infringement of the Aerotel Patent and sought judgment that the Aerotel Patent is invalid and unenforceable and that Aerotel has misused its patent in violation of antitrust laws. NACT also denied that it has committed defamation, unfair competition and tortious interference with prospective business relations. On May 3, 1996, NACT served its motion for summary judgment. The Court has indicated it will deny such motion, although the actual ruling has not yet been received. Aerotel recently amended its complaint to include as defendants GST and GST USA as well as Kyle Love, the former President of NACT and Dr. Thomas E. Sawyer, a director of GST and NACT and the former Chairman and Chief Executive Officer of NACT. The amended pleadings seek in excess of $18.7 million in damages and allege that GST and GST USA have infringed the Aerotel patent, aided and abetted infringement by others, including NACT, and participated in, and aided and abetted alleged tortious conduct by NACT. GST, GST USA, Dr. Sawyer and Mr. Love have served answers denying all material allegations and intend to defend vigorously. Pretrial discovery has commenced and is scheduled to be completed in 1998. The case is not expected to be tried until late 1998 at the earliest. NACT's patent counsel believes that NACT has valid defenses to the Aerotel claims. If upheld, these defenses would also be valid for all defendants. An unfavorable decision in this action could have a material adverse effect on the Company.

     On July 5, 1994, the Tucson City Council (the "Council") awarded GST Tucson a non-exclusive fiber optic communication license that permits GST Tucson, for a period of 25 years, to conduct, maintain and operate in and across designated portions of city-owned rights-of-way. On June 12, 1995, the Council approved the City of Tucson Competitive Telecommunications Code (the "Tucson Code"), which was subsequently amended on July 10, 1995. The Tucson Code now provides, among other things, (i) that the City of Tucson grant licenses for a period of 15 years, (ii) for an increase from 2% to 5 1/2% of gross revenues to be paid by licensees and (iii) for cancellation of a license in certain events. The Council subsequently refused to permit GST Tucson to modify the route plans previously approved in order to construct connections between its customers and the network, asserting that GST Tucson's existing license does not permit such action and requiring GST Tucson to receive an amended license under the Tucson Code to modify its route plans. After trying to negotiate a settlement with the City of Tucson with respect to its license, GST Tucson commenced an action in the Superior Court of Arizona, County of Pima, against the City of Tucson. The Court ruled in favor of the City that the City Engineer does not have the authority to grant modifications from the route map, that such route modifications must be approved by the Council and that the City could condition GST Tucson's application for a franchise for intrastate service on a relinquishment of GST Tucson's existing license. GST Tucson appealed the Superior Court's rulings and subsequently filed a petition for review in the Arizona Supreme Court. On May 13, 1996, GST Tucson instituted an action in the United States District Court for the District of Arizona against the City of Tucson seeking a declaratory judgment and injunctive relief arising out of the City of Tucson's failure to manage its public rights-of-way in a competitively neutral and nondiscriminatory manner in violation of the Telecommunications Act. The Court dismissed GST Tucson's action. GST Tucson filed a Notice of Appeal to the United States Court of Appeals for the Ninth Circuit on January 16, 1997. On August 5, 1997, the Tucson City Council approved a settlement agreement that resolves the Superior Court action. Under the terms of the settlement agreement, GST Tucson has agreed to pay the City the annual license fee called for by the Tucson Code that amounts to 5 1/2% of gross revenues, and the City has permitted GST Tucson to modify its current route map and to serve customers throughout the City limits. While dismissing the pending state court appeal, the parties agreed to allow the United States Court of Appeals for the Ninth Circuit to decide the pending legal issue relating to whether companies like GST Tucson enjoy a private right of action to assert right-of-way claims under Section 253(c) of the Telecommunications Act in the United States District Courts.

     On or about February 25, 1997, U S WEST filed a declaratory judgment action against members of the ACC, the ACC, ACSI, Brooks and the Company in the United States District Court in Arizona. The Company understands that one or more substantially similar lawsuits have been filed against other CLECs, including MFS, Sprint, MCI and AT&T. U S WEST alleges that the ACC has entered into an interconnection order that unlawfully requires U S WEST to resell services below cost, imposes resale restrictions and denies U S WEST recovery for construction and implementation costs, unlawfully treats the cost recovery of access revenues for interim number portability, requires U S WEST to obtain additional rights of way or build additional facilities solely to provide access to the Company, and amounts to a taking of U S WEST's property without just compensation. U S WEST seeks a declaratory judgment stating that the ACC has violated the Telecommunications Act and that the ACC has taken U S WEST's property without providing just compensation. U S WEST also seeks an injunction prohibiting all defendants, including the

Company, from taking any action to enforce any of the order's allegedly unlawful provisions. The Company's time to answer or move against the complaint has been extended indefinitely by U S WEST, pending a decision with respect to a motion filed by MFS to dismiss the complaint. Should U S WEST prevail in its suit, it could have an adverse impact on the Company's operations in Arizona.

     On or about April 8, 1997, U S WEST filed a state court proceeding against the ACC, individual members of the ACC, and GST Net (AZ), which holds a CCN to provide local exchange service in Arizona. In its complaint appealing the ACC's February 6, 1997 decision and order granting GST Net (AZ) its CCN, U S WEST alleges that the ACC's action violates certain requirements of the Arizona Constitution relating to rate of return regulation, carrier of last resort obligations, and equal protection. The appeal seeks to subject GST Net (AZ) and U S WEST to identical forms of regulation, treating both carriers as either traditional monopoly carriers or as co-equal competitive companies. GST Net (AZ) answered U S WEST's complaint on August 6, 1997, alleging, among other things, that U S WEST's complaint is preempted by the Telecommunications Act. Should U S WEST prevail in its appeal, it could have an adverse impact on the Company's operations in Arizona; however, the magnitude thereof is uncertain at this time.

     The Company is not a party to any other material legal proceedings, nor, to the knowledge of the Company, are any material legal proceedings threatened against the Company. The Company is a party to various proceedings before the public utilities commissions of the states in which it provides or proposes to provide telecommunications services. These proceedings typically relate to licensure of the Company or others and to the regulation of the provision of telecommunications service.

                                   MANAGEMENT

     The following table sets forth certain information concerning the directors, executive officers and other key personnel of the Company, including their ages as of October 15, 1997.

               NAME                  AGE                          POSITION
-----------------------------------  ---     --------------------------------------------------
John Warta.........................  50      Chairman of the Board and Chief Executive Officer
Stephen Irwin......................  56      Vice Chairman of the Board and Secretary
Joseph A. Basile, Jr...............  42      President, Chief Operating Officer and Director
Daniel L. Trampush.................  50      Senior Vice President and Chief Financial Officer
Clifford V. Sander.................  60      Senior Vice President and Treasurer
Robert H. Hanson(1)................  56      Senior Vice President -- Corporate Development and
                                             Director
Thomas E. Sawyer...................  65      Director
Ian Watson(1)......................  55      Director
Joseph G. Fogg, III(1)(3)..........  50      Director
Mitsuhiro Naoe.....................  64      Director
W. Gordon Blankstein...............  47      Director
Jack G. Armstrong(1)(2)(3).........  63      Director
Peter E. Legault(2)(3).............  53      Director
A. Roy Megarry(2)..................  60      Director
Daniel G. Moffat...................  43      Chief Marketing Officer
Kevin Wright.......................  44      Chief Technical Officer

------------
(1) Member of Finance Committee

(2) Member of Audit Committee

(3) Member of Compensation Committee

     John Warta has been Chairman of the Board of the Company since March 1997 and has been Chief Executive Officer of the Company since March 1995. Mr. Warta was President and a director of the Company from March 1995 to March 1997. From June 1994 to April 1995, he was the President and Chief Executive Officer of GST Telecom. Mr. Warta co-founded Electric Lightwave, Inc. ("ELI") in 1988, which operates fiber optic competitive access networks in Portland, Oregon, Salt Lake City, Utah, Sacramento, California, Phoenix, Arizona and Seattle, Washington and served as its President and Chief Executive Officer from June 1989 to June 1993. From June 1993 to June 1994, Mr. Warta was developing the competitive access networks of Pacwest. From December 1986 to January 1988, he was Senior Vice President, Marketing, Sales and Corporate Development for NorLight, a regional fiber optic carrier in the Midwest, and from August 1980 to December 1986 he was Senior Vice President of The American Network Group, Inc., a long distance carrier. Prior employment included management positions with Pacific Telecom, Inc. and Electronic Data Systems Corporation. Mr. Warta attended Metropolitan State College, Denver, Colorado and completed Effective Executive Training at the Wharton School of Business, University of Pennsylvania. He currently serves on the Board of Regents, St. Mary's College, California.

     Stephen Irwin has been Vice Chairman of the Board and a director of the Company since September 1995 and has been the Secretary of the Company since November 1992 and is a director of NACT. Mr. Irwin has been engaged by the Company under a personal services agreement since October 1, 1995. Mr. Irwin is an attorney specializing in corporate matters including finance, securities regulation, international business and mergers and acquisitions, and has been of counsel to the New York law firm of Olshan Grundman Frome & Rosenzweig LLP since 1990. Mr. Irwin was a senior partner in Greenberg, Irwin and Weisinger, a New York law firm specializing in securities, business and corporate matters, from 1968 to 1990. He is a graduate of Cornell Law School.

     Joseph A. Basile, Jr. has been President and Chief Operating Officer of the Company since March 1997 and has been a director of the Company since September 1997. From September 1995 to March 1997, Mr. Basile was Chief Operating Officer of Cable and Wireless, a diversified telecommunications company, and from September 1991 to September 1995, he was Senior Vice President -- Systems for Cable and Wireless. Mr. Basile has over 15 years experience in the telecommunications industry and has held positions with National Telephone Services, Inc. and MCI. He holds a B.S. in engineering from the United States Military Academy and an M.B.A. from Golden Gate University.

     Daniel L. Trampush has been Senior Vice President and Chief Financial Officer of the Company since March 1997. From 1980 to February 1997, Mr. Trampush was a Partner with the telecommunications consulting practice of Ernst & Young LLP. Mr. Trampush has over 26 years of experience providing financial and business advisory services to the telecommunications industry.

     Clifford V. Sander has been Senior Vice President and Treasurer of the Company since March 1995 and is a director of NACT. He has also been the Executive Vice President and Chief Financial Officer of GST Telecom since June 1994. From 1962 to 1994, Mr. Sander was in private accounting practice in Portland, Oregon. He was acting Chief Financial Officer of ELI during its formation in 1988 and continued to provide accounting and financial consulting services to ELI through 1993. Mr. Sander is a Certified Public Accountant.

     Robert H. Hanson has been a director of the Company since February 1993 and was appointed Senior Vice President -- Corporate Development in October 1993 and served as Chief Financial Officer of the Company from July 1994 until March 1997. Mr. Hanson has over 20 years of experience in rendering investment banking services to the telecommunications industry. From 1965 to 1990, Mr. Hanson was associated with the investment banking and capital markets division of Merrill Lynch & Co., Inc., since 1971 as Vice President. From 1990 to 1991, he was affiliated with Dean Witter Reynolds Inc. and from August 1991 until September 1993, he was Vice President and Branch Manager of the Cody, Wyoming office of D.A. Davidson & Co., a regional securities firm with headquarters in Great Falls, Montana. Mr. Hanson is a graduate of Yale University.

     Thomas E. Sawyer has been a director of the Company since September 1997 and was a director of the Company from August 1995 to June 1997. Dr. Sawyer has been a director of NACT since April 1997, was the Chairman of the Board Emeritus of NACT from November 1996 to April 1997, was a director of NACT from 1982 to November 1996, the Chairman of the Board of NACT from October 1985 to November 1996 and was the Chief Executive Officer of NACT from October 1988 to March 1996. Dr. Sawyer has over 35 years of experience in information technology industries and 23 years of experience in senior management of four publicly-traded information technology firms. He holds an undergraduate degree in engineering from the University of California at Los Angeles, an M.B.A. from Occidental and a Ph.D. in management from Walden University.

     Ian Watson has been a director of the Company since January 1993, was appointed Chairman of the Board of the Company in January 1993 and President and Chief Executive Officer in July 1993. In March 1995, he resigned as President and Chief Executive Officer but retained the position of Chairman of the Board. In September 1995, he resigned as Chairman of the Board, but remained a Vice President of GST USA. He is the Vice Chairman of the Board of Global. From 1982 until January 1993, Mr. Watson was engaged as a private investor in various activities. From 1974 through 1980, he was the Managing Director of Burns Fry International, an investment bank, based in London, England, and a director of Burns Fry of Toronto, Ontario and a member of its five person Executive Committee. Mr. Watson was the Chairman of the Global Board of The Hunger Project from 1987 to 1994, and serves as director of a number of international charities.

     Joseph G. Fogg, III has been a director of the Company since June 1997. Mr. Fogg has been the Chairman and Chief Executive Officer of J.G. Fogg & Co. Incorporated, a private venture capital firm, since 1993. He has been affiliated with Morgan Stanley & Co. Incorporated since 1970 and has been an Advisory Director since 1992. Mr. Fogg has been Co-Chairman of the Investment Committee of Princes Gate since its inception.

     Mitsuhiro Naoe has been a director of the Company since June 1997. Mr. Naoe has been the Advisor to the President of Tomen Electronics Corporation since July 1995. He was the President and a director of Areal Technology, Inc. from December 1992 to July 1994, the General Manager of the Steel Division of Tomen from March to December 1992, the Vice President and a Director of Coil Center Corporation from July 1989 to March 1992. From 1957 to 1989, Mr. Naoe was affiliated with Tomen.

     W. Gordon Blankstein has been a director of the Company since January 1994. He was the Vice Chairman of the Board of the Company from March 1997 to October 1997, was Chairman of the Board of the Company from February 1995 to March 1997 and was a founder of the Company. Mr. Blankstein is a director of NACT and the Chairman of the Board of Global. He is a founder, past President and Chairman of the Board and former director of ICG Communications, Inc. Mr. Blankstein holds a Bachelor's degree and an M.B.A. from the University of British Columbia.

     Jack G. Armstrong has been a director of the Company since July 1994. He has served as a principal of J.G. Armstrong Consulting, Inc., a consulting firm offering corporate and financial consulting services to corporations, municipalities and university related agencies since 1987. From 1977 to 1987, he served as the Senior Vice President in charge of Finance at Alberta Energy Company Ltd., an energy company. From 1969 to 1977, Mr. Armstrong served as Vice President, Treasurer and Comptroller of Panarctic Oils Ltd., an oil company, and from 1958 to 1969, as Chief Accountant of Triad Oil Co. Ltd., the Canadian exploration arm of the British Petroleum Group. Mr. Armstrong is a chartered accountant.

     Peter E. Legault has been a director of the Company since April 1993. Mr. Legault has been a director and Vice President of Thomson Kernaghan & Co. Ltd., a member firm of the Toronto Stock Exchange (the "TSE") and The Montreal Exchange (the "ME"), since October 19, 1987. Mr. Legault is also a director of Global. He is also President of Legault Investment Counsel Inc., a private company providing research and advice to companies and individuals in the communications industry. Prior to 1987, Mr. Legault was the President of Pollitt, Legault & Co., a member of each of the TSE and ME.

     A. Roy Megarry has been a director of the Company since September 1997. He has been the Chairman of The Globe and Mail, Canada's national newspaper since 1993 and was the publisher of The Globe and Mail from 1978 to 1993. Mr. Megarry is a director of Hewlett-Packard (Canada) Limited, The Bombay Company, Inc., Publicitas Globe Media and the Inter American Press Association. He is involved in Tools for Development, a third-world development program. Mr. Megarry has a C.M.A. accounting degree and is a Fellow of the Society of Management Accountants of Canada.

     Daniel G. Moffat has been Chief Marketing Officer of the Company since March 1997. From January 1996 to February 1997, Mr. Moffat was a principal with the telecommunications consulting firm Cathey, Hutton and Associates where he was responsible for development of business and marketing strategies for telecommunications incumbents, new entrants and equipment vendors. From February 1993 to December 1995, Mr. Moffat was President of Access Value Services, a consulting firm focused on business strategies for telecommunications industry change. Over the past 20 years, Mr. Moffat has held various senior telecommunications positions in operations, engineering, marketing and sales with Tymnet, IBM/ROLM, U S WEST, Pacific Telecom and U.S. Intelco Networks. He is an instructor in Telecommunications at Marylhurst College. He holds a B.S. in finance, a M.S. in telecommunications from Golden Gate University and a M.B.A. from Santa Clara University.

     Kevin Wright has been the Chief Technical Officer of the Company since August 1997. From May 1996 to July 1997, Mr. Wright was Senior Vice President of engineering and operations for US ONE Communications, a CLEC, where he was responsible for all network planning, engineering and operations. From September 1994 to March 1996, he was Senior Vice President, Engineering for Qwest Communications and from May 1993 to September 1994, he was Vice President, Business and Technology Development with LCI International. Mr. Wright has over 20 years' experience in the telecommunications industry.

     Each director holds office until the next annual meeting or until his successor is duly elected, unless his office is vacated earlier in accordance with the by-laws of GST. Subject to the terms of applicable employment agreements, the executive officers of GST serve at the pleasure of the Board of Directors.

                           SUMMARY COMPENSATION TABLE

     The following table discloses the compensation paid by the Company and its subsidiaries during the previous three fiscal years to the Company's Chief Executive Officer and the six next highest paid executive officers.

                                               ANNUAL COMPENSATION              SECURITIES
                                    -----------------------------------------   UNDERLYING
                                                               OTHER ANNUAL      OPTIONS      ALL OTHER
  NAME AND PRINCIPAL POSITION(1)    YEAR    SALARY    BONUS   COMPENSATION(2)   GRANTED(#)   COMPENSATION
----------------------------------- ----   --------   -----   ---------------   ----------   ------------
John M. Warta,..................... 1996   $200,000      --      $ 156,000(3)     200,000      $105,417(4)
  President and Chief Executive
     Officer                        1995    126,667      --        200,304(5)      85,000            --
                                    1994     30,000      --             --         40,000            --
Stephen Irwin,..................... 1996    280,000      --             --        500,000       105,417(4)
  Vice Chairman                     1995         --      --             --        100,000            --
                                    1994         --      --             --         15,000            --
W. Gordon Blankstein,.............. 1996    190,000      --             --        200,000       105,417(4)
  Chairman                          1995    125,833      --         20,000(6)      85,000            --
                                    1994     20,000      --             --         92,500            --
Clifford V. Sander,................ 1996    120,000      --         39,000(3)      28,000         5,104(7)
  Senior Vice President and
     Treasurer                      1995    101,667      --         65,076(8)      35,000            --
                                    1994     25,000      --             --         20,000            --
Thomas E. Sawyer,.................. 1996    222,556   2,066          5,608(9)       5,000         5,403(10)
  Chief Technology Officer          1995    136,000   2,200        172,037(11)    120,000         4,366(12)
                                    1994    131,505   6,723         12,915(9)      35,000         3,455(12)
Robert Hanson,..................... 1996    120,000      --             --         15,000            --
  Senior Vice President             1995    101,667      --         20,000(6)      50,000         2,734(7)
                                    1994     87,333      --             --         50,000            --
Ian Watson,........................ 1996    120,000      --             --             --            --
  Vice President of GST USA         1995    120,000      --         20,000(6)          --            --
                                    1994    120,000      --             --         92,500            --

------------
 (1) Positions indicated were as of September 30, 1996. See "Management."

 (2) Excludes certain perquisites that do not exceed the lesser of $50,000 or 10% of the named individual's aggregate salary and bonus.

 (3) Represents a fee for money borrowed and equity purchased under the Tomen Master Agreement (the "Pacwest Fee").

 (4) Represents an accrual of compensation cost for options vesting based on share price performance.

 (5) Includes (i) 5,000 Common Shares valued at $4.00 per share issued as consideration for such officers' guarantee of certain indebtedness of the Company, which indebtedness was subsequently repaid ("Guaranty Shares") and
     (ii) $180,304 in payments on account of the Pacwest Fee.

 (6) Represents Guaranty Shares.

 (7) Represents an accrual of compensation cost for options granted at below the market price of the Common Shares on the date of grant.

 (8) Includes the Guaranty Shares and $45,076 in payments on account of the Pacwest Fee.

 (9) Represents payments made pursuant to NACT's profit sharing plan.

(10) Represents (i) $4,492 in matching contributions by NACT to its 401(k) Plan (the "NACT 401(k) Plan") and (ii) $911 in accrued compensation cost for options granted at below the market price of Common Shares on the date of grant.

(11) Represents (i) $151,365 accrued in respect of an annuity purchased for Dr. Sawyer, which is based upon compensation due to Dr. Sawyer in prior years and deferred by him at the Company's request and (ii) $20,672 in payments made pursuant to NACT's profit sharing plan.

(12) Represents matching contributions by NACT to the NACT 401(k) Plan.

EMPLOYMENT AND OTHER AGREEMENTS

     John Warta is employed by GST USA and GST Telecom pursuant to an employment agreement dated as of March 1, 1994 and amended effective September 1, 1995, for a term ending on February 28, 1999. The agreement provides for an initial base salary of $120,000 annually (which was increased to $275,000 annually effective April 1, 1997) and incentive compensation as awarded by the Board of Directors of the Company from time to time. In the event of Mr. Warta's death while employed by the Company, the agreement provides for a payment of one and a half times his then current base annual salary, over a period of one and a half years, to his designated beneficiary. In the event of his disability, Mr. Warta is to receive the full amount of his base salary for six months. If such six month period ends prior to February 28, 1999, he is to receive salary at a rate of one-half his then current base salary for a further period ending on the earlier of one year thereafter or February 28, 1999. The agreement contains covenants restricting Mr. Warta's ability to engage in activities competitive with those of the Company for a period ending on the earlier of two years after his termination or February 28, 2000. Upon a change of control of the Company that results in Mr. Warta's removal from the Company's Board of Directors, a significant change in the conditions of his employment or other breach of the agreement, he is to receive liquidated damages equal to 2.99 times the "base amount," as defined in the Code, of his compensation.

     Stephen Irwin and GST USA and GST Telecom are parties to a personal services agreement for a term commencing on October 1, 1995 and ending on February 28, 1999, providing, among other things, that (i) Mr. Irwin shall devote approximately one-half of his working time rendering services to the Company, (ii) in consideration for such services and in lieu of billing legal services directly or through a law firm, Mr. Irwin shall receive a retainer of $280,000 per annum or such greater amount as may be determined by the Board of Directors of the Company, payable in equal semi-monthly installments and (iii) Mr. Irwin is entitled to such benefits as are available to senior executive officers of the Company and GST USA and to a payment upon a change of control and subsequent breach by the Company of the agreement in accordance with the formula described above for John Warta. In connection therewith, the Company issued to Mr. Irwin a five year warrant to purchase 300,000 Common Shares at a price of $6.75 per share. Such warrant became exercisable as to 100,000 Common Shares on October 1, 1996 and 100,000 Common Shares on October 1, 1997 and will become exercisable as to the remainder of such Common Shares on October 1, 1998.

     Joseph Basile, Jr. is employed by GST USA pursuant to an employment agreement effective March 11, 1997 for a five-year term. The agreement provides for a base salary of $250,000 per annum, incentive compensation annually (not to exceed 60% of base salary) based upon the achievement by the Company of predetermined performance objectives and the reimbursement of relocation expenses. The agreement further provides for payments in the event of death or disability on the same terms as those provided in Mr. Warta's agreement and restricts Mr. Basile's ability to engage in activities competitive with those of the Company. Mr. Basile has been granted options to purchase an aggregate of 450,000 Common Shares as follows: (i) the first option, with respect to 150,000 Common Shares (the "Firm Option"), is exercisable in three equal annual installments commencing one year after grant; (ii) the second option (the "Trading Price Option"), with respect to 150,000 Common Shares, is exercisable in one-third increments at such time as the closing price of the Common Shares exceeds $13.75, $16.50 and $20.00 per share, respectively, for 20 consecutive trading days, but in no event earlier than the first, second and third anniversary of the date of grant, respectively, and (iii) the third option (the "Performance Option"), with respect to 150,000 Common Shares, may be exercised in the same installments as the Firm Option, provided that the Company has achieved the predetermined performance objectives referred to above. In the event of a change of control, (i) the Firm Option and Performance Option become exercisable in full, and (ii) the Trading Price Option becomes exercisable as to those portions thereof the exercise of which is predicated upon the attainment of trading price levels not greater than the valuation accorded the Common Shares in the transaction resulting in the change of control (and if no value is accorded the Common Shares in the change of control transaction, the Trading Price Option becomes exercisable in full). In addition, pursuant to the agreement, the Company loaned $100,000 to Mr. Basile to enable him to purchase a new primary residence in the Vancouver, Washington area. See "Certain Transactions."

     Daniel Trampush is employed by GST USA and GST Telecom pursuant to an employment agreement effective March 3, 1997 for a three-year term. The agreement provides for a base salary of $240,000 per annum, the reimbursement of relocation expenses and for payments in the event of death or disability on the same terms as those provided in Mr. Warta's agreement. The agreement restricts Mr. Trampush's ability to engage in activities competitive with those of the Company. Mr. Trampush has been granted options to purchase an aggregate of 100,000 Common Shares (the "Initial Option") exercisable in three equal annual installments commencing one year after grant. He is also eligible for the grant annually of options (the "Performance Options") with respect to that number of Common Shares as is determined by the Compensation Committee based upon his performance under the agreement with respect to criteria set forth in the agreement. In the event of a change of control, (i) the Initial Option becomes exercisable in full, and (ii) Mr. Trampush would be eligible to receive additional Performance Options or a cash payment in lieu thereof.

     Clifford V. Sander and GST Telecom entered into an employment agreement effective as of March 1, 1994, on terms substantially similar to those of Mr. Warta's employment agreement. Mr. Sander's agreement provides for his employment by GST Telecom as its Chief Financial Officer at an initial base salary of $100,000 annually, which was increased to $150,000 effective January 1, 1997.

     Robert H. Hanson is employed by GST USA pursuant to an employment agreement effective as of August 1, 1994 on terms substantially similar to those contained in Mr. Warta's employment agreement. Mr. Hanson's agreement provides for an initial base salary of $100,000 annually, which was increased to $150,000 effective June 18, 1997.

     Ian Watson is employed by GST USA as a Vice-President pursuant to an employment agreement effective as of October 1, 1995 for a term ending on September 30, 1998. The agreement provides for a salary of $120,000 for the first year of the agreement, $50,000 for the second year of the agreement and $10,000 for the third year of the agreement. The agreement contains covenants restricting Mr. Watson's ability to engage in activities competitive with those of the Company during the term of his employment and for two years thereafter if he is terminated for "cause" or he voluntarily terminates his employment for any reason other than a breach by GST USA of the agreement.

     The Company is a party to a consulting agreement with Sunwest Ventures Ltd. ("Sunwest"), a private company of which W. Gordon Blankstein, a director of the Company, is a principal, for a term commencing on December 30, 1994 and ending on February 28, 1999 pursuant to which Sunwest (through Mr. Blankstein) is to provide consulting services to the Company, on terms substantially the same as those contained in Mr. Warta's employment agreement, for an annual base payment to Sunwest of $190,000, plus increases as determined by the Board.

EMPLOYEE PLANS

     In January 1995, the Company adopted its 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan is administered by a committee (the "Committee") appointed by the Board of Directors. The Committee is authorized to grant (i) options that are intended to qualify as incentive stock options ("Incentive Options") within the meaning of Section 422 of the Code to employees of the Company and its subsidiaries (as defined therein), and (ii) options not intended to so qualify ("Nonqualified Options," and together with the Incentive Options, the "Options"). On September 21, 1995, the Board of Directors increased to 1,750,000 the total number of Common Shares for which options may be granted under the 1995 Plan.

     The Committee has the power and authority to designate recipients of the Options, to determine the terms and conditions of the Options and to interpret the provisions of the 1995 Plan.

     The exercise price of all Options granted under the 1995 Plan must be at least equal to the fair market value of such shares on the trading day immediately prior to the date of grant. With respect to any recipient who owns more than 10% of the voting rights of the Company's outstanding capital stock, the exercise price of any Incentive Option must be not less than 110% of the fair market value on the date such options are granted. The maximum term of each Option granted pursuant to the 1995 Plan is five years. Options shall become exercisable at such times and in such installments as the Committee shall provide in the terms of each individual Option.

     On January 5, 1996, the Board of Directors of the Company adopted, and on February 15, 1996, the Company's shareholders approved, the 1996 Stock Option Plan (the "1996 Plan"), which is substantially identical to the 1995 Plan. In January 1997, the Board of Directors increased the number of Common Shares reserved for issuance under the 1996 Plan from 400,000 to 700,000 shares and, in March 1997, the Company's shareholders approved such increase. In September 1997, the Board of Directors increased the number of Common Shares reserved for issuance under the 1996 Plan to 1,000,000, subject to shareholder approval.

     At June 30, 1997, options to purchase an aggregate of 1,345,349 Common Shares were outstanding under the 1995 Plan and 1996 Plan.

     In October 1995, the Board of Directors of the Company established, and on February 15, 1996, the Company's shareholders approved, the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), pursuant to which, effective July 1, 1996, employees of the Company may deduct up to 10% of their respective wages over a six month period (to a maximum of $12,500) to purchase Common Shares. The maximum number of Common Shares that may be issued pursuant to the Purchase Plan is 500,000. At June 30, 1997, 76,551 Common Shares had been issued under the Purchase Plan.

     On May 8, 1996, the Compensation Committee of the Board of Directors adopted two additional stock options plans, the 1996 Senior Executive Officer Stock Option Plan (the "Executive Plan") and the 1996 Senior Operating Officer Stock Option Plan (the "Operating Officer Plan"). The Executive Plan provides for the grant of Options to purchase up to 600,000 Common Shares to senior executive officers of the Company. The Company has granted six-year Options to purchase 200,000 Common Shares to each of Messrs. Warta, Irwin and Blankstein at an exercise price of $10.00 per share. Each of the Options may be exercised as to one-third of the shares covered thereby following a period of 20 consecutive trading days during which the closing sale price of the Common Shares on the AMEX has been at least $13.75, as to a further one-third of such shares following a period of 20 consecutive trading days during which the closing sale price of the Common Shares on the AMEX has been at least $16.50, and as to the remaining one-third of such shares following a period of 20 consecutive trading days during which the closing sale price of the Common Shares on the AMEX has been at least $20.00.

     The Operating Officer Plan provides for the grant of Options to purchase up to 900,000 Common Shares to operating management and directors of GST and its subsidiaries. At June 30, 1997, Options to purchase 685,000 Common Shares were outstanding under the Operating Officer Plan.

     Thomas Sawyer has been granted options to purchase 85,000 shares of the common stock of NACT at an exercise price of $9.35 per share. Of such options, 60,000 expire on November 25, 2001 and 25,000 expire on April 10, 2002.

DIRECTORS COMPENSATION

     Effective February 24, 1997, each director who is not an employee or does not provide consulting or personal services to the Company is paid a directors fee of $15,000 per annum, plus $1,500 per board meeting physically attended. Each such director is also paid an annual fee of $2,500 for membership on each committee of the board to which he is appointed. In addition, the Company will grant to each such director options to purchase 15,000 Common Shares (the "Directors' Initial Options") and options to purchase 10,000 Common Shares (the "Directors' Additional Options" and together with the Directors' Initial Options, the "Directors' Options") for each additional year such person serves as a director of the Company. The Directors' Options will be exercisable at the closing price of the Common Shares on the AMEX on the trading day immediately prior to the date of grant. Initial Directors' Options will vest one year from the date of grant and Additional Directors' Options will vest immediately on the date of grant.

OPTION GRANTS

     The following table discloses the particulars of Options to purchase Common Shares granted by the Company during Fiscal 1996 to the Company's Chief Executive Officer and the six next highest paid executive officers:

          OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

                                                  INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE VALUE AT
                          -----------------------------------------------------------------
                                                                  MARKET VALUE                        ASSUMED ANNUAL
                                       % OF TOTAL                OF SECURITIES                     RATES OF STOCK PRICE
                          SECURITIES    OPTIONS                    UNDERLYING                    APPRECIATION FOR OPTION
                            UNDER      GRANTED TO   EXERCISE OR  OPTIONS ON THE                          TERM(2)
                           OPTIONS    EMPLOYEES IN  BASE PRICE   DATE OF GRANT   EXPIRATION  --------------------------------
         NAME(1)          GRANTED(#)  FISCAL YEAR   (SECURITY)     (SECURITY)       DATE         5%         10%       0%(3)
------------------------- ----------  ------------  -----------  --------------  ----------  ----------  ----------  --------
John Warta...............   200,000(4)     10.7%      $ 10.00         11.75       05/07/02   $1,149,225  $2,163,168  $350,000
  President and Chief
    Executive Officer
Stephen Irwin............   200,000(4)     10.7%        10.00         11.75       05/07/02    1,149,225   2,163,168   350,000
  Vice Chairman             300,000(5)     16.1%         6.75          6.75       09/30/00      559,470   1,236,283        --
W. Gordon Blankstein.....   200,000(4)     10.7%        10.00         11.75       05/07/02   $1,149,225  $2,163,168  $350,000
  Chairman
Clifford V. Sander.......    28,000(6)      1.5%        10.00         11.75       05/07/02      160,891     302,844    49,000
  Senior Vice President
Thomas E. Sawyer.........     5,000(6)      0.3%        10.00         11.75       05/07/02       28,731      54,079     8,750
  Chief Technology
    Officer
Robert Hanson............    15,000(6)      0.8%        10.00         11.75       05/07/02       86,192     162,238    26,250
  Senior Vice President

---------------

(1) Positions indicated were as of September 30, 1996. See "Management."

(2) The potential realizable portion of the foregoing table illustrates the value that might be realized upon exercise of Options immediately prior to the expiration of their term, assuming (for illustrative purposes only) the specified compounded rates of appreciation of the Common Shares over the term of the Option. These numbers do not take into account provisions providing for the termination of the Option following termination of employment, nontransferability or difference in vesting terms.

(3) Value at grant date market price.

(4) Options vest in one-third increments at such time as the closing price of the Common Shares exceeds $13.75, $16.50 and $20.00 per share, respectively, for 20 consecutive trading days.

(5) Represents a warrant to purchase Common Shares that becomes exercisable in three equal installments on October 1, 1996, 1997 and 1998.

(6) Options vest over four years.

OPTION EXERCISES

     No Options were exercised in Fiscal 1996 by the Company's Chief Executive Officer or the six next highest paid executive officers. The following table discloses the particulars of Options held by such persons at the end of Fiscal 1996.

                         FISCAL YEAR-END OPTION VALUES

                                        NO. OF COMMON SHARES UNDERLYING       VALUE (2) OF UNEXERCISED IN THE
                                      UNEXERCISED OPTIONS AT FISCAL YEAR-     MONEY OPTIONS AT FISCAL YEAR-END
              NAME(1)                  END (#) EXERCISABLE/UNEXERCISABLE       ($) EXERCISABLE/UNEXERCISABLE
------------------------------------  -----------------------------------     --------------------------------
John Warta..........................            125,000/200,000                          648,125/275,000
  President and Chief Executive
     Officer
Stephen Irwin.......................            115,000/500,000                        569,375/1,662,500
  Vice Chairman
W. Gordon Blankstein................            177,500/200,000                        1,052,188/275,000
  Chairman
Clifford V. Sander..................              55,000/28,000                           289,375/38,500
  Senior Vice President
Thomas E. Sawyer....................              155,000/5,000                            921,875/6,875
  Chief Technology Officer
Robert Hanson.......................             100,000/15,000                           587,500/20,625
  Senior Vice President
Ian Watson..........................                  92,500/--                               659,963/--
  Vice President of GST USA

---------------

(1) Positions indicated were as of September 30, 1996. See "Management."

(2) Represents the total gain that would be realized if all-in-the-money Options held at September 30, 1996 were exercised, determined by multiplying the number of Common Shares underlying the Options by the difference between the per share Option exercise price and the fair market value of $11.38 per share at September 30, 1996. An Option is in-the-money if the fair market value of the underlying Common Shares exceeds the exercise price of the Option.

                              CERTAIN TRANSACTIONS

     On June 23, 1994, the Company entered into agreements (the "GST Telecom Agreements") with Pacwest Network, L.L.C. ("Pacwest") (an entity controlled by John Warta, now the Company's Chairman of the Board and Chief Executive Officer), pursuant to which the Company and Pacwest formed a new corporation, GST Telecom, for the purpose of developing telecommunications networks. Under the terms of the agreements, Pacwest contributed the stock of GST Pacific, GST Tucson and GST Hawaii and the Company made certain funding commitments (all of which were subsequently satisfied) and contributed its 60% interest in GST Tucson, for which the Company received 60% and Pacwest received 40% of the capital stock of GST Telecom. Effective June 1, 1995, the Company acquired an additional 20% ownership interest in GST Telecom from Pacwest in exchange for 1,000,000 Common Shares. Effective October 20, 1995, the Company acquired Pacwest's remaining 20% interest in GST Telecom for which Pacwest was eligible to receive up to a maximum of 1,000,000 Common Shares (valued at $10.00 per Common Share) based upon the fair market value of a 20% interest in GST Telecom, as determined by independent appraisal. The Company engaged an investment banking firm to provide such appraisal, which appraisal valued such 20% interest at not less than $10 million. In November 1996, 1,000,000 Common Shares, which had been held in escrow since October 20, 1995, were distributed to the designees of Pacwest, principally Messrs. Warta and Sander.

     Prior to his employment with the Company, Mr. Warta served, and continues to serve, as a consultant to Tomen for which he is paid a fee. Simultaneously with the execution of the GST Telecom Agreements, Pacwest contracted with the Company to receive a fee equal to 1% of the aggregate debt and equity financing provided by Tomen to the Company. Mr. Sander, Senior Vice President and Treasurer of the Company, is a member of Pacwest and participates in such fees. Since the beginning of Fiscal 1996 through September 30, 1997, the Company has incurred approximately $635,000 of such fees to Pacwest.

     Under the Tomen Facility, Tomen has the right to act as procurement agent for each network project it finances. The Company has purchased equipment through Tomen at competitive prices.

     The operations of the Company's Hawaiian microwave network require radio licenses from the FCC. PNI, an entity controlled by Mr. Warta, the Company's Chairman of the Board and Chief Executive Officer, holds the Hawaii microwave licenses. Under agreements between the Company and PNI, the Company pays a monthly fee of $3,000 to PNI and PNI pays an offsetting monthly fee to the Company, in connection with the operation and use of the network. PNI has an application pending with the FCC to assign the microwave radio licenses to Pacwest Network Hawaii Inc., an entity controlled by John Warta.

     Magnacom, a company 99% owned by PNI, which is in turn controlled by Mr. Warta, the Company's Chairman of the Board and Chief Executive Officer, holds various PCS licenses. Magnacom has 30 MHz (C Block) PCS licenses for 11 markets in Arizona, Arkansas, New Mexico, Oregon and Utah. Magnacom won 10 MHz licenses in the FCC's F Block in 13 markets in Hawaii, Idaho, Oregon and Washington in an FCC auction. Such licenses have not yet been issued because Magnacom submitted the down payment late and is waiting for the FCC to rule on Magnacom's request for a waiver of the down payment deadline.

     Magnacom and the Company have entered into the Magnacom Reseller Agreement, pursuant to which (i) the Company has been designated a non-exclusive reseller of PCS telephone services in the markets in which Magnacom has obtained licenses, and (ii) Magnacom has agreed to use the Company on an exclusive basis to provide switched local and long distance services, and other enhanced telecommunications services, to all of Magnacom's resellers in markets where the Company has operational networks. Magnacom agreed to sell PCS minutes to the Company at five cents per minute, subject to downward adjustment to equal the most favorable rates offered to Magnacom's other resellers (but in no event less than Magnacom's cost). In connection with the Magnacom Reseller Agreement, the Company has paid approximately $14.0 million as pre-payments for future PCS services.

     In addition, the Company has been granted a conditional option to acquire up to PNI's entire interest in Magnacom (currently 99%), conditioned upon Magnacom and the Company entering into an agreement for the construction and/or operation of Magnacom's facilities. If and when the condition precedent is met, the exercise of the option will be subject to compliance with all applicable FCC regulations relating to prior approval of any transfer of control of PCS licenses, including those relating to foreign ownership or control. Accordingly, until such time as FCC regulations or administrative action permit the ownership by foreign nationals of more than 25% of a company that controls another company holding a radio license, the option by its terms is initially limited to a 24% interest in Magnacom.

     In February 1997, an affiliate of Magnacom, Guam Net, acquired from Poka Lambro Telephone Cooperative, Inc. a 30 MHz (A Block) PCS license from the FCC in the market consisting of Guam and the Northern Marianas Islands. Concurrently, the Company entered into a reseller agreement on terms substantially similar to the Magnacom Reseller Agreement and paid Guam Net $.4 million as a pre-payment for future PCS services.

     Magnacom is currently negotiating with a telecommunications equipment vendor to provide equipment and other financing and to invest in Magnacom. The terms of any such transaction may include the issuance by the Company to such vendor of a warrant to purchase up to 4% of the then outstanding Common Shares.

     The provision of wireless telecommunications service by Magnacom and Guam Net will be dependent upon their ability to obtain the financing necessary to make payments to the FCC under the terms of their licenses, to obtain working capital, and to build the required facilities, including the purchase of telecommunications equipment. There can be no assurance Magnacom or Guam Net will obtain such financing or be able to provide PCS services. In such event, the Company would likely be unable to recover its payments to Magnacom and Guam Net. See "Risk Factors -- Possible Inability to Recover Payments Made to Magnacom."

     In November 1996, 1,500,000 of the common shares of Global owned by the Company were purchased at cost from W. Gordon Blankstein, presently a director of the Company and at that time, Chairman of the Company. In addition, certain executive officers and directors hold an aggregate of 553,896 common shares of Global and options and warrants to purchase 224,500 additional common shares of Global.

     Stephen Irwin, Vice Chairman and Secretary of the Company, is of counsel to the law firm of Olshan Grundman Frome & Rosenzweig LLP, counsel to the Company. In connection with such services, such firm received fees of approximately $1.8 million for each of Fiscal 1996 and Fiscal 1997.

     Peter E. Legault, a director of the Company, is a director and Vice President of Thomson Kernaghan & Co. Ltd., which was engaged by the Company during Fiscal 1996 and Fiscal 1997 to solicit sources of financing for the Company, and was one of the placement agents for the sale of the Special Warrants. In connection with such services, such firm received fees of approximately $500,000 during Fiscal 1997.

     On May 5, 1997, the Company loaned $100,000 to Joseph Basile, the President, Chief Operating Officer and a director of the Company, to enable him to purchase a new primary residence in the Vancouver, Washington area. The loan matures on March 11, 2000, accrues interest at a rate of 6% per annum and is to be prepaid to the extent of the proceeds from the sale of Mr. Basile's former residence and from the sale of Common Shares acquired upon exercise of options held by Mr. Basile. Such loan was made pursuant to the terms of his employment agreement with the Company, which was approved by the Board of Directors of the Company.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information as of September 30, 1997 with respect to the beneficial ownership of the Common Shares by (i) each person known to the Company to be the beneficial owner of 5% or more thereof, (ii) each director of the Company, (iii) the Chief Executive Officer and the six most highly compensated executive officers of the Company whose compensation exceeded $100,000 for 1996 and (iv) all executive officers and directors as a group. Unless otherwise indicated, each of the named persons has sole voting and investment power with respect to all Common Shares owned by him. All persons identified below as holding options are deemed beneficial owners of the Common Shares subject to such options by reason of their right to acquire such shares within 60 days after September 30, 1997.

                                                                            PERCENTAGE OF CLASS(1)
                                                                          ---------------------------
                                                                          PRIOR TO      FOLLOWING THE
                                                           NO. OF         THE STOCK         STOCK
NAME OF BENEFICIAL OWNER                                   SHARES         OFFERING        OFFERING
--------------------------------------------------------  ---------       ---------     -------------
John Warta..............................................  1,672,468(2)       6.0%            5.0%
Tomen...................................................  1,826,057(3)       6.6%            5.5%
Clifford V. Sander......................................    426,100(4)       1.5%            1.3%
Ian Watson..............................................    385,100          1.4%            1.2%
Stephen Irwin...........................................    376,345(5)       1.3%            1.1%
Thomas E. Sawyer........................................    290,254(6)       1.0%               *
W. Gordon Blankstein....................................    286,800(7)       1.0%               *
Robert H. Hanson........................................    151,922(8)          *               *
Peter E. Legault........................................    129,806(9)          *               *
Jack G. Armstrong.......................................     52,500(10)         *               *
Joseph A. Basile, Jr. ..................................         --            --              --
Mitsuhiro Naoe..........................................         --(11)        --              --
Joseph G. Fogg, III.....................................         --(12)        --              --
A. Roy Megarry..........................................         --            --              --
Directors and Officers of the Company
  as a Group (13 persons)...............................  3,753,295(13)     13.3%           11.1%

---------------
   * Less than 1%.

 (1) Does not reflect the Redeemable Preferred Shares issued in the Princes Gate Investment. See "Description of Certain Indebtedness and Redeemable Preferred Shares."

 (2) Includes 125,000 Common Shares issuable upon exercise of options. Does not include 200,000 Common Shares issuable upon the exercise of options that are not exercisable until the market price of the Common Shares on the AMEX reaches certain levels for certain prescribed periods. See
     "Management -- Employee Plans."

 (3) Includes 246,155 Common Shares issuable upon the exercise of warrants held by Tomen.

 (4) Includes 62,000 Common Shares issuable upon exercise of options.

 (5) Includes (i) 100,000 Common Shares issuable upon exercise of options and
     (ii) 200,000 Common Shares issuable upon exercise of an outstanding warrant. Does not include (i) 200,000 Common Shares issuable upon the exercise of options that are not exercisable until the closing price of the Common Shares on the AMEX reaches certain levels for certain prescribed periods. See "Management -- Employee Plans."

 (6) Includes 81,250 Common Shares issuable upon exercise of options.

 (7) Does not include 200,000 Common Shares issuable upon the exercise of options that are not exercisable until the closing price of the Common Shares on the AMEX reaches certain levels for certain prescribed periods. See "Management -- Employee Plans."

 (8) Includes 53,750 Common Shares issuable upon exercise of options.

 (9) Includes 43,750 Common Shares issuable upon exercise of options.

(10) Includes 32,500 Common Shares issuable upon exercise of options.

(11) Does not include 1,826,057 Common Shares beneficially owned by Tomen.

(12) Does not include the Redeemable Preferred Shares beneficially owned by Princes Gate. See "Description of Certain Indebtedness and Redeemable Preferred Shares."

(13) Includes an aggregate of 698,250 Common Shares issuable upon exercise of options and warrants. Does not include 600,000 Common Shares issuable upon the exercise of options that are not exercisable until the market price of the Common Shares on the AMEX reaches certain levels for certain prescribed periods.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture, to be dated as of the Closing Date between the Company and United States Trust Company of New York, Trustee (in such capacity, the "Trustee"). A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference.

GENERAL

     The Notes will be unsecured, senior subordinated obligations of the Company, initially limited to $125.0 million aggregate principal amount. Each Note will bear interest at the rate shown on the front cover of this Prospectus from the Closing Date. Although for federal income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accrues from the Closing Date, no interest will be paid on the Notes prior to May 15, 2003. Until November 15, 2002 (the "Final Interest Accrual Date"), interest will accrue and be compounded semi-annually on each May 15 and November 15 (each an "Interest Accrual Date"), commencing May 15, 1998, but will not be payable in cash. From and after November 15, 2002, interest on the sum of the principal amount of each Note and the accrued and unpaid interest thereon through the Final Interest Accrual Date (the "Final Accumulated Interest Amount") will be payable semiannually (to Holders of record at the close of business on May 1 or November 1 immediately preceding the Interest Payment Date) on May 15 and November 15 of each year, commencing May 15, 2003. The Notes will mature, and the principal and accrued interest (including the Final Accumulated Interest Amount) will be payable, on November 15, 2007.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially will be the corporate trust office of the Trustee at 114 West 47th Street, New York, New York 10036-1532); provided that, at the option of the Company, payment of interest may be made by check mailed to the respective addresses of the Holders as each such address appears in the Security Register.

     The Notes will be issued only in registered form, without coupons, in denominations of $1,000 of principal amount and integral multiples thereof. The Notes will initially be represented by one or more global Notes (the "Global Notes") and will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of a nominee of the Depositary. Except as set forth in "-- Book-Entry; Delivery and Form," owners of beneficial interests in such Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. See "-- Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     The Company may, subject to the covenants described below under "Covenants" and applicable law, issue additional Notes under the Indenture. The Notes offered hereby and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.

OPTIONAL REDEMPTION

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, on or after November 15, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's last address as it appears in the Security Register, at the following Redemption Prices (expressed in percentages of principal amount plus the Final Accumulated Interest Amount), plus accrued interest thereon to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing November 15 of the years set forth below:

                                                                        REDEMPTION
                                       YEAR                               PRICE
            ----------------------------------------------------------  ----------
            2002......................................................  106.3750%
            2003......................................................  103.1875%
            2004 and thereafter.......................................  100.0000%

     In addition, at any time prior to November 15, 2000, up to 33 1/3% of the aggregate principal amount of the Notes may be redeemed by the Company from the proceeds of one or more sales of its Capital Stock (other than Redeemable Stock), at 112.75% of the sum of their principal amount plus the Accumulated Interest Amount on the redemption date; provided that after any such redemption at least $83.3 million aggregate principal amount of Notes remains outstanding.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

     The Notes will also be subject to redemption as a whole, but not in part, at the option of the Company at 100% of their principal amount, together with accrued interest thereon, to the Redemption Date, in the event the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any Additional Amounts as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this Prospectus.

RANKING

     The Notes will be unsecured, senior subordinated indebtedness of the Company. The payment of the Senior Subordinated Obligations will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Senior Indebtedness, including, without limitation, the Company's obligations under its guarantee of the Senior Notes and the Company's obligations under its guarantee of the intercompany notes issued by GST USA to GST Funding for the purchase of equipment. See "Risk Factors -- Substantial Indebtedness," "-- Possible Inability to Service Debt," "-- Holding Company Structure; Secured Indebtedness; Ranking of the Notes" and "Capitalization."

     "Senior Subordinated Obligations" means any principal of, premium, if any, or interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase of Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

     To the extent any payment of Senior Indebtedness (whether by or on behalf of the Company, as proceeds of security or enforcement of any right of setoff or otherwise) is declared to be fraudulent or preferential, set aside or required to be paid to any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then if such payment is recovered by, or paid over to, such receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person, the Senior Indebtedness or part thereof originally intended to be satisfied shall be deemed to be reinstated and outstanding as if such payment had not occurred. To the extent the obligation to repay any Senior Indebtedness is declared to be fraudulent, invalid, or otherwise set aside under any bankruptcy, insolvency, receivership, fraudulent conveyance or similar law, then the obligation so declared fraudulent, invalid or otherwise set aside (and all other amounts that would come due with respect thereto had such obligation not been so affected) shall be deemed to be reinstated and outstanding as Senior Indebtedness for all purposes of the Indenture as if such declaration, invalidity or setting aside had not occurred. Upon any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, upon any dissolution or winding up or total or partial liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness (including any interest accruing subsequent to an event of bankruptcy, whether or not such interest is an allowed claim enforceable against the debtor under the United States Bankruptcy Code) shall first be paid in full, in cash or cash equivalents, before the Holders of the Notes or the Trustee on behalf of the Holders of the Notes shall be entitled to receive any payment by the Company on account of Senior Subordinated Obligations, or any payment to acquire any of the Notes of any cash, property or securities. Before any payment may be made by, or on behalf of, the Company of any Notes upon any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on behalf of the Holders of the Notes would be entitled, but for the subordination provisions of the Indenture, shall be made by the Company, or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar Person making such payment or distribution or by the Holders of the Notes or the Trustee if received by them or it, directly to the holders of the Senior Indebtedness (pro rata to such holders on the basis of the respective amounts of Senior Indebtedness held by such holders) or their representatives or to any trustee or trustees under any other indenture pursuant to which any such Senior Indebtedness may have been issued, as their respective interests appear, to the extent necessary to pay all such Senior Indebtedness in full, in cash or cash equivalents after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such Senior Indebtedness.

     No direct or indirect payment by or on behalf of the Company of Senior Subordinated Obligations, whether pursuant to the terms of the Notes or upon acceleration or otherwise, shall be made if, at the time of such payment, there exists a default in the payment of all or any portion of the obligations on any Senior Indebtedness of the Company and such default shall not have been cured or waived or the benefits of this sentence waived by or behalf of the holders of such Senior Indebtedness. In addition, during the continuance of any other event of default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated, upon receipt by the Trustee of written notice from the trustee or other representative for the holders of such Designated Senior Indebtedness (or the holders of at least a majority in principal amount of such Designated Senior Indebtedness then outstanding), no payment of Senior Subordinated Obligations may be made by or on behalf of the Company upon or in respect of the Notes for a period (a "Payment Blockage Period") commencing on the date of receipt of such notice and ending 159 days thereafter (unless, in each case, such Payment Blockage Period shall be terminated by written notice to the Trustee from such trustee of, or other representatives for, such holders). Not more than one Payment Blockage Period may be commenced with respect to the Notes during any period of 360 consecutive days. Notwithstanding anything in the Indenture to the contrary, there must be 180 consecutive days in any 360-day period in which no Payment Blockage Period is in effect. No event of default that existed or was continuing (it being acknowledged that any subsequent action that would give rise to any event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose) on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or shall be made, the basis for the commencement of a second Payment Blockage Period by the representative for, or the holders of, such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such event of default shall have been cured or waived for a period of not less than 90 consecutive days.

     By reason of the subordination provisions described above, in the event of liquidation or insolvency, creditors of the Company who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders of the Notes.

     "Senior Indebtedness" means the following obligations of the Company, whether outstanding on the Closing Date or thereafter Incurred: (i) all Indebtedness and all other monetary obligations of the Company under its guarantee of the Senior Notes, (ii) all other Indebtedness of the Company (other than the

Convertible Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is pari passu with, or subordinated in right of payment to, the Notes, and (iii) all fees, expenses and indemnities payable in connection with the Company's guarantee of the Senior Notes (including any agreement pursuant to which the Senior Notes are issued); provided that the term "Senior Indebtedness" shall not include (a) any Indebtedness of the Company that, when Incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code, was without recourse to the Company, (b) any Indebtedness of the Company to a Subsidiary of the Company or to a joint venture in which the Company has an interest, (c) any Indebtedness of the Company to the extent not permitted by the "Limitation on Indebtedness" covenant or the "Limitation on Senior Subordinated Indebtedness" covenant described below, (d) any repurchase, redemption or other obligation in respect of Redeemable Stock, (e) any Indebtedness to any employee of the Company or any of its Subsidiaries, (f) any liability for federal, state, local or other taxes owed or owing by the Company or (g) any Trade Payables. Senior Indebtedness will also include interest accruing subsequent to events of bankruptcy of the Company and its Subsidiaries at the rate provided for in the document governing such Senior Indebtedness, whether or not such interest is an allowed claim enforceable against the debtor in a bankruptcy case under the federal bankruptcy law.

     "Designated Senior Indebtedness" means the Senior Notes and any Indebtedness constituting Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of at least $25 million and that is specifically designated by the Company in the instrument creating or evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized terms used herein for which no definition is provided.

     "Accumulated Interest Amount" means, as of any date, for each $1,000 principal amount of Notes, the amount of interest accrued on such Notes from the Closing Date to such date, compounded semi-annually on each Interest Accrual Date.

     "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income of any Person (other than net income attributable to a Restricted Subsidiary) in which any Person (other than the Company or any of its Restricted Subsidiaries) has an interest and the net income of any Unrestricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such other Person, or such Unrestricted Subsidiary, during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; and (vi) all extraordinary gains and extraordinary losses.

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

     "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and most recently filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant described below.

     "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     "Asset Acquisition" means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

     "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transactions) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property or assets of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of assets of the Company; provided that "Asset Sale" shall not include (A) sales or other dispositions of inventory, receivables and other current assets or (B) sales or other dispositions of assets with a fair market value (as certified in an Officers' Certificate) not in excess of $1 million; or (C) sales or other dispositions of assets to the extent the Company or a Restricted Subsidiary receives consideration at least equal to the fair market value of the assets sold or disposed of, provided that the consideration received consists of property or assets (other than current assets) of a nature or type or that are used in a business (or a company having property or assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or business of, the Company and its Restricted Subsidiaries existing on the date of such sale or other disposition.

     "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether now outstanding or issued after the date of the Indenture, including, without limitation, all Common Stock and Preferred Stock.

     "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person; and "Capitalized Lease Obligations" means the discounted present value of the rental obligations under such lease.

     "Change of Control" means such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of Voting Stock representing more than 30% of the total voting power of the Voting Stock of the Company on a fully diluted basis; (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or (iii) all of the Common Stock of GST USA is not beneficially owned by the Company.

     "Closing Date" means the date on which the Notes are originally issued under the Indenture.

     "Consolidated EBITDA" means, for any period, the sum of the amounts for such period of (i) Adjusted Consolidated Net Income, (ii) Consolidated Interest Expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (iii) income taxes, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income (other than income taxes (either positive or negative) attributable to either extraordinary and non-recurring gains or losses or sales of assets), (iv) depreciation expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, (v) amortization expense, to the extent such amount was deducted in calculating Adjusted Consolidated Net Income, and (vi) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the quotient of (1) the number of shares of outstanding Common Stock of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries divided by (2) the total number of shares of outstanding Common Stock of such Restricted Subsidiary on the last day of such period.

     "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

     "Consolidated Net Worth" means, at any date of determination, shareholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Redeemable Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

     "Convertible Notes" means the 13 7/8% Convertible Senior Subordinated Discount Notes due 2005 of the Company issued pursuant to the Convertible Notes Indenture.

     "Convertible Notes Indenture" means the convertible notes indenture dated December 19, 1995 among the Company, as issuer, GST USA, as guarantor, and United States Trust Company of New York.

     "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

     "Development Company" means a Restricted Subsidiary whose primary business is the development, ownership and operation of alternative access telecommunications networks.

     "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors of the Company (whose determination shall be conclusive) and evidenced by a Board Resolution.

     "Final Accumulated Interest Amount" means, for each $1,000 principal amount of Notes, the amount of interest accrued on such Notes from the Closing Date, compounded semi-annually on each Interest Accrual Date, to the Final Interest Accrual Date.

     "Final Interest Accrual Date" means November 15, 2002.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indenture shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "incurrence" of Indebtedness by reason of a Person becoming a Restricted Subsidiary; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all obligations of such Person as lessee under Capitalized Leases, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest as such Indebtedness shall be deemed not to be "Indebtedness" and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     "Indebtedness to EBITDA Ratio" means, as at any date of determination, the ratio of (i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis as at the date of determination (the "Transaction Date") to (ii) the Consolidated EBITDA of the Company for the then most recent four full fiscal quarters for which reports have been filed pursuant to the "Commission Reports and Report to Holders" covenant described below (such four full fiscal quarter period being referred to herein as the "Four Quarter Period"); provided that (x) pro forma effect shall be given to any Indebtedness Incurred from the beginning of the Four Quarter Period through the Transaction Date (including any Indebtedness Incurred on the Transaction Date), to the extent outstanding on the Transaction Date, (y) if during the period commencing on the first day of such Four Quarter Period through the Transaction Date (the "Reference Period"), the Company or any of its Restricted Subsidiaries shall have engaged in any Asset Sale, Consolidated EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive), or increased by an amount equal to the EBITDA (if negative), directly attributable to the assets which are the subject of such Asset Sale as if such Asset Sale had occurred on the first day of such Reference Period or (z) if during such Reference Period the Company or any of the Restricted Subsidiaries shall have made any Asset Acquisition, Consolidated EBITDA of the Company shall be calculated on a pro forma basis as if such Asset Acquisition and any Incurrence of Indebtedness to finance such Asset Acquisition had taken place on the first day of such Reference Period.

     "Interest Accrual Date" means each May 15 and November 15, commencing May 15, 1998.

     "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment) held by the Company and its Restricted Subsidiaries of any Person that has ceased to be a Restricted Subsidiary by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities to the Company or any of its Restricted Subsidiaries) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the assets (net of liabilities) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined by the Board of Directors in good faith.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof, any sale with recourse against the seller or any Affiliate of the seller, or any agreement to give any security interest).

     "NACT" means NACT Telecommunications, Inc., a Delaware corporation.

     "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Offer to Purchase" means an offer to purchase Notes by the Company from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;
(v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender such Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side thereof completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion thereof; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. On the Payment Date, the Company shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying

Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Company is required to repurchase Notes pursuant to an Offer to Purchase.

     "Permitted Investment" means (i) an Investment in a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) a Temporary Cash Investment; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) loans or advances to employees made in the ordinary course of business that do not exceed $1 million in the aggregate at any time outstanding; and (v) stock, obligations or securities received in satisfaction of judgments.

     "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, (1) to finance the cost (including, without limitation, the cost of design, development, construction, acquisition, installation or integration) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property or (2) to refinance any Indebtedness previously so secured, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;
(viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;
(x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of stock or Indebtedness of, any corporation existing at the time such corporation becomes, or becomes a part of, any Restricted Subsidiary;

provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;
(xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are either within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; and (xviii) Liens on or sales of receivables.

     "Redeemable Preferred Shares" means the Series A Convertible Preference Shares of the Company outstanding on the Closing Date.

     "Redeemable Stock" means any class or series of Capital Stock of any Person that by its term or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Redeemable Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Redeemable Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Senior Notes" means the 13 7/8% Senior Discount Notes due 2005 of GST USA issued pursuant to the Senior Notes Indenture.

     "Senior Notes Indenture" means the senior notes indenture dated December 19, 1995 among GST USA, as issuer, the Company, as guarantor, and United States Trust Company of New York.

     "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

     "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker-dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard & Poor's Ratings Services, and (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Services or Moody's Investors Service, Inc.

     "Tomen" means Tomen Corporation or its Affiliates.

     "Tomen Facility" means, collectively, the Tomen Master Agreement together with all other agreements (including credit agreements), instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time.

     "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     "Unrestricted Subsidiary" means (i) NACT or any other Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary; provided that NACT shall be deemed to be a Restricted Subsidiary for purposes of the "Limitation on Restricted Payments" covenant (except that NACT shall be an Unrestricted Subsidiary for purposes of the limitation on Investments by the Company and its Restricted Subsidiaries) and the definition of "Asset Sale." The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary), other than GST USA or a Subsidiary Guarantor, to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an Incurrence of such Indebtedness and an Investment by the Company or such Restricted Subsidiary at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, that such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) above would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that immediately after giving effect to such designation (x) the Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation is permitted to be Incurred for all purposes of the Indenture and (y) no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     "Wholly Owned" means, with respect to any Subsidiary of any Person, such Subsidiary if all of the outstanding Capital Stock in such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) is owned by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

  Limitation on Indebtedness

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that the Company and GST USA may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Indebtedness to EBITDA Ratio would be greater than zero and less than 5:1.

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time (including, but not limited to, Indebtedness under the Tomen Facility) in an aggregate principal amount not to exceed $320 million, less any amount of Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness (A) to the Company evidenced by a promissory note or (B) to any of its Restricted Subsidiaries; provided that any subsequent event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness, other than Indebtedness Incurred under clause (i), (ii), (iv), (v), (vii) or (viii) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part, or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from

Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of the Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company not to exceed, at any one time outstanding, two times the Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than Redeemable Stock) to a Person other than a Subsidiary of the Company to the extent such Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph or clauses (iii), (iv) or (vi) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment; provided that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; (vi) Indebtedness Incurred to finance the cost (including, without limitation, the cost of design, development, construction, acquisition, installation or integration) of network assets (including, without limitation, equipment and real property and leasehold improvements that are necessary to install or operate network assets; provided that in no event shall the cost of any such real property and leasehold improvements financed hereby exceed 20% of the total cost of the related network assets) or inventory purchased or leased by the Company or any of its Restricted Subsidiaries after the Closing Date; (vii) Indebtedness under one or more revolving credit or working capital facilities in an aggregate principal amount outstanding at any time not to exceed the lesser of (A) $50 million and (B) 75% of the consolidated book value of the accounts receivable of the Company and its Restricted Subsidiaries; and (viii) Indebtedness of the Company or GST USA to the extent the proceeds thereof are promptly (a) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change of Control or (b) deposited to defease the Notes as described below under "Defeasance."

     (b) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Indebtedness Incurred under the Tomen Facility on or prior to the Closing Date shall be treated as Incurred pursuant to clause (i) of the second paragraph of this "Limitation on Indebtedness" covenant and (2) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

  Limitation on Senior Subordinated Indebtedness

     The Company will not Incur any Indebtedness, other than the Notes, that is expressly made subordinated in right of payment to any Senior Indebtedness unless such Indebtedness, by its terms and by the terms of any agreement or instrument pursuant to which such Indebtedness is outstanding is expressly made pari passu with, or subordinated in right of payment to, the Notes pursuant to provisions substantially similar to those contained in the Indenture; provided, however, that the foregoing limitation shall not apply to distinctions between categories of Senior Indebtedness that exist by reason of any Liens or Guarantees arising or created in respect of some but not all Senior Indebtedness.

  Limitation on Restricted Payments

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on its Capital Stock (other than dividends or distributions payable solely in shares of its or such Restricted Subsidiary's Capital Stock (other than Redeemable Stock) of the same class held by such holders or in options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than the Company or any of its Restricted Subsidiaries (and other than pro rata dividends or distributions on Common Stock of Restricted Subsidiaries), (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company (including options, warrants or other rights to acquire such shares of Capital Stock) held by Persons other than any Wholly Owned Restricted Subsidiaries, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes, or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of such amount) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed pursuant to the "Commission Reports and Reports to Holders" covenant plus
(2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Redeemable Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (v) of the second paragraph of the "Limitation on Indebtedness" covenant, plus (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments and reductions in Investments made pursuant to clause (vi) of the second paragraph of this "Limitation on Restricted Payments" covenant) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary (except to the extent any such payment is included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed the amount of Investments previously made by the Company and its Restricted Subsidiaries in such Person.

     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes, including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Redeemable Stock) of the Company; (iv) the acquisition of Indebtedness of the Company which is subordinated in right of payment to the Notes, in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock of the Company (other than Redeemable Stock); (v) payments or distributions, in the nature of satisfaction of dissenters' rights, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments in any Person or Persons (other than an Affiliate (other than a Subsidiary) of the Company), the primary business of which is related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such Investments, in an aggregate amount not to exceed $50 million plus, (a) in any fiscal year, an amount not to exceed 10% of the Company's Consolidated EBITDA (if positive) for the immediately preceding fiscal year, (b) an amount not to exceed the Net Cash Proceeds received by the Company after May 13, 1997 from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person that is not a Subsidiary of the Company, except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (v) under the "Limitation on Indebtedness" covenant or to make Restricted Payments pursuant to clause (C)(2) of the first paragraph or clause (iii) or (iv) of this paragraph of this "Limitation on Restricted Payments" covenant and (c) the net reduction in Investments in any Person made pursuant to this clause (vi), except to the extent such reduction is included in the calculation of Adjusted Consolidated Net Income; provided that the net reduction in any such Investment shall not exceed the amount of Investments previously made in such Person; (vii) Investments by the Company or a Restricted Subsidiary made pursuant to the second paragraph of the "Limitation on Investments" covenant, in an aggregate amount not to exceed $25 million; and (viii) cash payments in lieu of the issuance of fractional Common Shares upon conversion (including mandatory conversion) of the Convertible Notes provided for in the Convertible Notes Indenture or the Redeemable Preferred Shares; provided that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth herein.

     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof and an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii), (iv) and (vi) shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

  Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.

     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreement in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital

Stock of, or property and assets of, such Restricted Subsidiary; (vi) with respect to any Development Company, imposed pursuant to or in connection with any Indebtedness Incurred by such Development Company to finance at least 50% of the total financing required for the development and construction of all of such Development Company's alternative access networks or any Indebtedness Incurred to refinance or replace such Indebtedness; provided that (a) such Indebtedness (including such refinancing Indebtedness) is permitted to be Incurred under the "Limitation on Indebtedness" covenant described above, (b) such encumbrances and restrictions are no more restrictive in any material respect than those encumbrances and restrictions existing under the Tomen Facility as in effect on the Closing Date and (c) such encumbrances and restrictions shall only apply to such Development Company for so long as such Indebtedness (or such refinancing Indebtedness) remains outstanding; or (vii) with respect to any Development Company (a "Restricted Development Company"), imposed pursuant to or in connection with any Indebtedness Incurred by another Development Company to finance at least 50% of the total financing required for the development and construction of all of such other Development Company's alternative access networks or any Indebtedness Incurred to refinance or replace such Indebtedness; provided that (a) such encumbrances and restrictions shall not apply to such Restricted Development Company prior to the occurrence of an event of default under such Indebtedness (or refinancing Indebtedness), (b) such Indebtedness (including such refinancing Indebtedness) is permitted to be Incurred under the "Limitation on Indebtedness" covenant, (c) such encumbrances and restrictions are no more restrictive in any material respect than those contemplated by the Tomen Facility as in effect on the Closing Date and (d) at least 50% of the total financing required for the development and construction of all of such Restricted Development Company's alternative access networks was provided by the holder of the Indebtedness of such other Development Company.

     Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

  Limitation on the Issuance and Sale of Capital Stock of Restricted
Subsidiaries

     The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary; or (iv) a sale of Common Stock of Phoenix Fiber, and in connection and concurrently with such sale, a sale of Common Stock of GST Tucson Lightwave, Inc. provided that the proceeds of any such sale under this clause (iv) shall be applied in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

  Limitation on Issuances of Guarantees by Restricted Subsidiaries

     Under the terms of the Indenture, the Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary and (y) was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the

Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

  Limitation on Transactions with Shareholders and Affiliates

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of the Company or any Restricted Subsidiary or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees (including through the issuance of shares of Common Stock of the Company or options, warrants or other rights to acquire such shares) to directors of the Company who are not employees of the Company or any of its Subsidiaries; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; or (v) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. Notwithstanding the foregoing, any transaction or series of transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (vi) of this paragraph, the aggregate amount of which exceeds $500,000 in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

  Limitation on Liens

     The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character, or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary (collectively, "Protected Property"), without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

     The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries securing the Notes or created in favor of the Trustee or the Holders of the Notes; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred

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

under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens upon or Capital Leases with respect to inventory, property or equipment acquired or held by the Company or any of its Restricted Subsidiaries to secure all or a part of the purchase price therefor or the Company's or such Restricted Subsidiary's obligations under such lease; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the inventory, property or equipment acquired; (vi) Liens on assets or property of, or the Capital Stock of, a Development Company securing Indebtedness Incurred under clause (i) of the second paragraph of the "Limitation on Indebtedness" covenant to finance at least 50% of the total financing for the development and construction of the alternative access networks owned by such Development Company; provided such Liens do not extend to or cover any other property or assets of the Company or any of its Restricted Subsidiaries; (vii) Liens securing Senior Indebtedness permitted to be Incurred under the Indenture;
(viii) Liens on any property or assets of a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted to be Incurred under the Indenture; or (ix) Permitted Liens.

  Limitation on Investments

     The Company will not, and will not permit any Restricted Subsidiary to, (i) make any Investment in any Person (including an Unrestricted Subsidiary) that during its most recent fiscal year derived or in its current fiscal year is expected by the Board of Directors of the Company to derive more than $250,000 in revenues from, or in its most recent fiscal year spent or in its current fiscal year is expected by the Board of Directors of the Company to spend more than $250,000 on, operations or activities located outside the continental United States (other than in the State of Hawaii or between the continental United States and the State of Hawaii) (an "International Business") or (ii) acquire or own (directly or indirectly), other than through an Unrestricted Subsidiary, any entity, business or asset that is primarily located outside the continental United States (other than in the State of Hawaii) or any right with respect to any of the foregoing (an "International Asset").

     Notwithstanding the foregoing, and subject to the "Limitation on Restricted Payments" covenant, the Company and its Restricted Subsidiaries may make an Investment in an Unrestricted Subsidiary which owns, intends to acquire or has rights with respect to an International Business or International Asset provided that the aggregate amount of such Investments does not exceed (i) $25 million plus, (A) in any fiscal year, an amount not to exceed 10% of the Company's Consolidated EBITDA (if positive) for the immediately preceding fiscal year and
(B) an amount not to exceed the Net Cash Proceeds received by the Company after May 13, 1997 from the issuance and sale permitted by the Indenture of its Capital Stock (other than Redeemable Stock) to a Person who is not a Subsidiary of the Company, less (ii) the amount of any Investments made pursuant to the first paragraph, or the amount of any Restricted Payment made pursuant to clause
(iii), (iv) or (vi) of the second paragraph, of the "Limitation on Restricted Payments" covenant; provided that the International Business or International Assets are related, ancillary or complementary to the primary business of the Company and its Restricted Subsidiaries on the date of such Investment.

  Limitation on Asset Sales

     The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 85% of the consideration received consists of cash or Temporary Cash Investments; provided, however, that clause
(ii) shall not apply to long-term assignments of capacity in a network. In the event and to the extent that the Net Cash Proceeds received by the Company or its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been prepared), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay Senior Indebtedness of the Company, Indebtedness of the Company ranking pari passu with the Notes or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $5.0 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to the sum of 101% of the principal amount of the Notes and the Accumulated Interest Amount thereon, plus, in each case, other accrued interest to the Payment Date.

  Repurchase of Notes upon a Change of Control

     The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to the sum of 101% of the principal amount thereof and the Accumulated Interest Amount thereon, plus other accrued interest to the Payment Date. Prior to the mailing of the notice to Holders commencing such Offer to Purchase, but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full all indebtedness of the Company that would prohibit the repurchase of the Notes pursuant to such Offer to Purchase or (ii) obtain any requisite consents under instruments governing any such indebtedness of the Company to permit the repurchase of the Notes. The Company shall first comply with the covenant in the preceding sentence before it shall repurchase Notes pursuant to this "Repurchase of Notes upon a Change of Control" covenant.

     Under the terms of the Indenture, if the Company is unable to repay all of its indebtedness that would prohibit repurchase of the Notes or is unable to obtain the consents of the holders of indebtedness, if any, of the Company outstanding at the time of a Change of Control whose consent would be so required to permit the repurchase of Notes or otherwise fails to purchase any Notes, then the Company will have breached such covenant. This breach will constitute an Event of Default under the Indenture if it continues for a period of 30 consecutive days after written notice is given to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes outstanding. In addition, the failure by the Company to repurchase Notes at the conclusion of an Offer to Purchase will constitute an Event of Default without any waiting period or notice requirements.

     There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to repurchase the Notes will, unless the consents referred to above are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

  Commission Reports and Reports to Holders

     Whether or not the Company is then required to file reports with the Commission, the Company shall file with the Commission all such reports and other information as it would be required to file with the Commission by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto. The Company shall supply the Trustee and each Holder of Notes or shall supply to the Trustee for forwarding to each Holder, without cost to such Holder, copies of such reports or other information.

EVENTS OF DEFAULT

     The following events will be defined as "Events of Default": (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;
(b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) the Company defaults in the performance of or breaches any other covenant or agreement in the Indenture or under the Notes and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of Notes; (d) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $5 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (e) any final judgment or order (not covered by insurance) for the payment of money in excess of $5 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $5 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or (g) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

     If an Event of Default (other than an Event of Default specified in clause
(f) or (g) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Notes, by written notice to the Company (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued interest, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause
(f) or (g) above occurs with respect to the Company the principal of, premium, if any, and accrued interest, on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past Defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "--Modification and Waiver."

     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default;
(ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer and, if requested provide, the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

     The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person (other than a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth; provided that, in connection with any such merger or consolidation, no consideration (other than Common Stock in the surviving Person) shall be issued or distributed to the stockholders of the Company) or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes, shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis the Company or any Person becoming the successor obligor of the Notes, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; and (v) the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses
(iii) and (iv)) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and
(iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the jurisdiction of incorporation of the Company to a state of the United States and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

     Defeasance and Discharge. The Indenture will provide that the Company will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Company has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Company has delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for United States federal income tax purposes as a result of the Company's exercise of its option under this "Defeasance" provision and will be subject to United States federal income tax on the same amount and in the same manner as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the United States Internal Revenue Service to the same effect unless there has been a change in applicable United States federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the United States Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel; (ii) an Opinion of Counsel or a ruling from Revenue Canada, Customs, Excise & Taxation to the effect that Holders will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance and will be subject to Canadian federal or provincial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had such deposit and defeasance not occurred (and for purposes of such opinion, such Canadian counsel shall assume that Holders of the Notes include Holders who are not resident in Canada); and (iii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and (D) if at such time the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.

     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that its provisions will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (c) under "Events of Default" with respect to such covenants and clauses (iii) and
(iv) under "Consolidation, Merger and Sale of Assets," and clauses (d) and (e) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses B(iii), (C) and (D) of the preceding paragraph and the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for United States federal income tax purposes or Canadian federal, provincial or territorial income tax or other tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to United States federal income tax and Canadian federal or provincial income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

     Defeasance and Certain Other Events of Default. In the event the Company exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and the Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes, or (vii) reduce the percentage or aggregate principal amount of outstanding Notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

ADDITIONAL AMOUNTS

     Any payments made by the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter, "Taxes"), unless the Company is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If the Company is required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Company will pay such additional amounts ("Additional Amounts") as may be necessary, so that the net amount received by each Holder of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder") (i) with which the Company does not deal at arm's length (within the meaning of the Canada Act) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than solely by reason of the Holder's activity in connection with purchasing the Notes, by the mere holding of Notes or by reason of the receipt of payments thereunder. The Company will, upon written request of any Holder (other than an Excluded Holder), reimburse such Holder, for the amount of

(i) any Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Notes and (ii) any Taxes so levied or imposed with respect to any reimbursement under the foregoing clause (i), but excluding any such Taxes on such Holder's net income so that the net amount received by such Holder after such reimbursement will not be less than the net amount the Holder would have received if Taxes on such reimbursement had not been imposed.

     At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable, if the Company will be obligated to pay Additional Amounts with respect to such payment, the Company will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the payment date. Whenever either in the Indenture or in this Prospectus there is mentioned, in any context, the payment of principal (or premium, if any), Redemption Price, interest or any other amount payable under or with respect to the Notes, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     In the event that the Company has become or would become obligated to pay, on the next date on which any amount would be payable under or with respect to the Notes, any Additional Amounts as a result of certain changes affecting Canadian withholding tax laws, the Company may redeem all, but not less than all, the Notes at any time at 100% of their principal amount, together with accrued interest thereon to the redemption date. See "-- Optional Redemption."

CONSENT TO JURISDICTION AND SERVICE

     The Company will appoint Olshan Grundman Frome & Rosenzweig LLP, 505 Park Avenue, New York, New York 10022 as its agent for service of process in any suit, action or proceeding with respect to the Indenture or the Notes and for the actions brought under federal or state securities laws brought in any federal or state court located in The City of New York and will agree to submit to the jurisdiction of such courts.

ENFORCEABILITY OF JUDGMENTS

     The Company is incorporated in Canada. Certain directors and officers, and certain experts named herein, are residents of Canada. As a result, it may be difficult or impossible for United States holders of Notes to effect service of process within the United States upon such directors, officers and experts or to collect judgments of United States courts predicated upon civil liability under the United States federal securities and other laws. The Company believes that there is substantial doubt as to whether Canadian courts would (i) enforce judgments of United States courts obtained against the Company or such directors, officers and experts predicated upon the civil liability provisions of United States laws or (ii) impose liabilities in original actions against the Company or its directors, officers and experts predicated solely upon United States securities laws.

BOOK-ENTRY; DELIVERY AND FORM

     The Notes will be initially represented by one or more global notes (the "Global Notes") issued in the form of fully registered Global Notes, which will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Transfers between participants in the Depositary will be effected in the ordinary way in accordance with the Depositary's rules and will be settled in same-day funds.

     The Depositary has advised the Company and the Underwriters that the Depositary intends to follow the procedures described below:

          The Depositary will act as securities depository for the Global Notes. The Global Notes will be issued as a fully registered security registered in the name of Cede & Co. (the Depositary's nominee).

          The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal

     Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the AMEX and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to the Depositary and its Participants are on file with the Commission.

          Purchases of Notes must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participant's records. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

          Conveyance of Notes and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

          Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

          Neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

          Principal, premium (if any), and interest payments on the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the Paying Agent, or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to the Depositary of principal, premium (if any) and interest on the Notes are the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

     So long as the Depositary for the Global Notes, or its nominee, is the registered owner of the Global Notes, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the

Notes represented by the Global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Notes will not be entitled to have Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in Global Notes must rely on the procedures of the Depositary and, if such person is not a Participant, those of the Participant through which such person owns its interests, in order to exercise any rights of a Holder under the Indenture or such Note.

     The Indenture provides that the Depositary, as a Holder, may appoint agents and otherwise authorize Participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture, including the right to sue for payment of principal or interest pursuant to Section 316(b) of the Trust Indenture Act of 1939, as amended. The Company understands that under existing industry practices, when the Company requests any action of Holders or when a Beneficial Owner desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary generally will give or take such action, or authorize the relevant Participants to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.

     The Company has been informed by the Depositary that the Depositary will assist its Participants and their customers (Beneficial Owners) in taking any action a Holder is entitled to take under the Indenture or exercise any rights available to Cede & Co., as the holder of record of the Notes and including the right to demand acceleration of the Notes upon an Event of Default or to institute suit for the enforcement of payment or interest pursuant to Section 316(b) of the Trust Indenture Act of 1939, as amended. The Depositary has advised the Company that it will act with respect to such matters upon written instructions from a Participant to whose account with the Depositary the relevant beneficial ownership in the Notes is credited. The Company understands that a Participant will deliver such written instructions to the Depositary upon itself receiving similar written instructions from either Indirect Participants or Beneficial Owners, as the case may be. Under Rule 6 of the rules and procedures filed by the Depositary with the Commission pursuant to Section 17 of the Exchange Act, Participants are required to indemnify the Depositary against all liability the Depositary may sustain, without fault on the part of the Depositary or its nominee, as a result of any action they may take pursuant to the instructions of the Participant in exercising any such rights.

     The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.

     Principal, premium, if any, and interest payments on Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Notes representing such Notes. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 60 days or, if an Event of Default under the Indenture has occurred and is continuing, the Company will issue Notes in definitive registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiple thereof, in exchange for the Global Notes representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Notes in registered form represented by the Global Notes and, in such event, will issue Notes or in definitive registered form in exchange for the Global Notes representing such Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Notes registered in its name. Upon the exchange of the Global Notes for Notes in definitive form, the Global Notes will be cancelled by the Trustee.

NO PERSONAL LIABILITY OF INCORPORATORS, SHAREHOLDERS, OFFICERS, DIRECTORS OR EMPLOYEES

     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, shareholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each Holder by accepting the Notes, waives and releases all such liability.

CONCERNING THE TRUSTEE

     The Indenture provides that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

     The Indenture and provisions of the Trust Indenture Act, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign.

      DESCRIPTION OF CERTAIN INDEBTEDNESS AND REDEEMABLE PREFERRED SHARES

TOMEN FACILITY

     The following summary of the material provisions of the documents comprising the Tomen Facility does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of such documents, including the definitions of certain terms therein which are incorporated by reference in the Registration Statement of which this Prospectus is a part. Terms used and not defined herein have the meanings given to them in the documents described herein.

  General

     The Company, GST Telecom and Pacwest are parties to a Master Agreement dated October 24, 1994 and amended May 24, 1996 (the "Tomen Master Agreement") with Tomen pursuant to which Tomen agreed, in its sole discretion on a project-by-project basis, to make available up to a total of $100.0 million of financing for telecommunications network projects developed and constructed by the Company. Under the terms of the Tomen Master Agreement, Tomen has the exclusive right to review the Company's proposed network projects until Tomen has extended $100.0 million in debt financing or has refused three projects that the Company subsequently finances. If Tomen approves a project it would enter into a credit agreement (in substantially the form of the Credit Agreement hereinafter described) with the subsidiary of the Company developing the project (a "Development Company") to provide financing for 75% of the project's costs (a "Project Loan"). The first 25% of such costs would be contributed as equity by the Company prior to or at the same time as the receipt of the debt financing. In connection with each project it finances, Tomen has the right to act as procurement agent for the network project.

     Until amended in May 1996, the Tomen Master Agreement had provided that Tomen could purchase up to 10% (on a fully diluted basis) of the capital stock of a Development Company to which it agreed to provide financing and Tomen had purchased 10% of the equity of GST Pacific for the sum of $615,000. In May 1996, the Company entered into a series of transactions pursuant to which GST Telecom purchased the shares of GST Pacific held by Tomen for $1,250,000 and the parties amended the Tomen Master Agreement to eliminate Tomen's right to purchase 10% of the shares in Development Companies to which it provides a Project Loan and to grant to Tomen in connection with each Project Loan the right to purchase a number of Common Shares the aggregate value of which based on their market price would equal 10% of the total equity contribution by the Company to the Development Company. In addition, the parties agreed that in connection with certain Project Loans, Tomen's purchase of Common Shares would include, for no additional consideration, a specified number of warrants to purchase additional Common Shares.

     The Tomen Master Agreement provides that each Project Loan will bear interest at LIBOR plus 3% and will amortize in 24 quarterly installments beginning after the project's construction period (which may not exceed three years). An upfront fee of 1.50% of the aggregate principal amount of each Project Loan and a commitment fee of 0.50% per annum on the unused portion of each Project Loan is payable to Tomen. In addition, Pacwest, an entity controlled by Mr. Warta, Chairman of the Board and Chief Executive Officer of the Company, is entitled to receive a fee equal to 1% of the total debt and equity financing received by the Company under the Tomen Facility. A Project Loan may be repaid or refinanced at any time; however, Tomen has a right of first refusal on any such refinancing and Tomen would be entitled to receive one-third of the net present value of any interest rate savings that would be realized by the Development Company in connection with any such refinancing.

     Each Project Loan is to be secured by all of the Development Company's assets and a pledge of all capital stock of the Development Company. In addition, the Tomen Master Agreement requires that the net cash flow of each project financed under the Tomen Facility be assigned to secure the repayment of each other Project Loan. Any management fees payable by the Development Company are subordinated in right of payment to the repayment of Project Loans.

     Pursuant to a stock purchase agreement (the "Tomen Stock Purchase Agreement") entered into in connection with the Tomen Master Agreement, Tomen purchased (i) for an aggregate purchase price of

$2.3 million, 500,000 Common Shares and warrants to purchase 250,000 Common Shares, which have been exercised, (ii) for an aggregate of $1.2 million, 250,000 Common Shares and warrants to purchase 125,000 Common Shares, which have been exercised, and (iii) for an aggregate of $2.7 million, 250,000 Common Shares and warrants to purchase 125,000 Common Shares exercisable until May 23, 1998 at an exercise price of $12.96 per share. Pursuant to an amendment to the Tomen Master Agreement and the Tomen Stock Purchase Agreement, Tomen purchased
(i) for an aggregate of $800,000, 74,074 Common Shares and warrants to purchase 46,155 Common Shares at an exercise price of $12.96 per share and (ii) for an aggregate of $1.4 million, 130,828 Common Shares and warrants to purchase 75,000 Common Shares at an exercise price of $12.61 per share. The Company has registered the resale of an aggregate of 1,620,229 Common Shares that have been issued or are issuable to Tomen upon exercise of warrants.

  Financed Projects

     The first two projects financed under the Tomen Master Agreement were the San Bernardino portion of the Southern California network ("Phase I") and the Ontario portion of the Southern California network ("Phase II"). Pursuant to the credit agreement between GST Pacific and Tomen America (the "Credit Agreement"), Tomen agreed to provide $9.0 million of debt financing to develop Phase I and $9.5 million of debt financing to develop Phase II. The terms of the Credit Agreement are substantially the terms contemplated by the Tomen Master Agreement. In addition, the Credit Agreement contains covenants which, among other things, restrict or prohibit GST Pacific's ability to incur debt, create liens, sell assets, make investments, enter into transactions with affiliates, merge or consolidate, transfer GST Pacific's capital stock and pay dividends to the Company. Failure to satisfy any of the covenants constitutes an event of default under the Credit Agreement. The Credit Agreement also contains customary events of default for project financing, including a cross default to other indebtedness of GST Pacific. An event of default under the Credit Agreement would allow Tomen to accelerate the maturity of the Project Loan, foreclose on the collateral or take possession of and complete the project.

     In May 1996, Tomen provided financing with respect to the Tucson and Albuquerque networks, in the amount of up to $8.0 million each. The terms of the respective credit agreements between Tomen and GST Tucson and GST New Mexico are substantially similar to the terms of the Credit Agreement.

     On September 30, 1997, Tomen agreed to provide the Company with up to $40.5 million of debt financing for the Company's Hawaiian inter-island submarine network and various other terrestrial installations. In connection with such financing, the Company entered into a credit agreement with Tomen containing substantially similar terms as those previously entered into under the Tomen Facility, except that the loan will amortize in 22 quarterly installments beginning March 31, 2000.

EQUIPMENT FINANCING

  Siemens Switching Equipment Purchase Agreement and Loan Agreement

     The Company, through its indirect subsidiary, GST SwitchCo, Inc. ("GST SwitchCo"), entered into the Siemens Sales Agreement pursuant to which GST SwitchCo may purchase switching and related equipment from Siemens. The Siemens Sales Agreement provides price protection for 10 years for several categories of Siemens switching equipment and related software. In addition, on the same date, GST SwitchCo entered into the Siemens Loan Agreement that provides for up to an aggregate of $226.0 million of loans to finance the purchase of Siemens equipment and equipment from other suppliers, of which $116.0 million is presently available to the Company (of which $5.8 million had been provided as of September 30, 1997). The Company may seek to increase the amount available up to $226.0 million on an as-needed basis, subject to the negotiation and execution of mutually satisfactory documentation. Each loan made under the Siemens Loan Agreement initially bears interest at an interim loan rate of LIBOR plus 4.5% on the outstanding balance of the loan until the beginning of the calendar quarter following the original loan advance date, at which time the outstanding balance of the loan converts to a term loan and begins accruing interest at a term loan rate of LIBOR plus 3.5%. Repayment of the outstanding principal amount of each loan is required in quarterly installments commencing on the last day of the fifth quarter following the original loan advance date with the remaining balance of each outstanding loan being payable in full on the last day of the 24th quarter following such original loan advance date. GST SwitchCo's obligations under the Siemens Loan Agreement are secured by the grant to Siemens of a first priority security interest in all products purchased by GST SwitchCo with the proceeds of loans by Siemens and are guaranteed in part by GST USA.

  Nortel Switching Equipment and Related Financing

     The Company, through its wholly-owned subsidiary, GST EquipCo, Inc. ("GST EquipCo"), entered into the Nortel Purchase Agreement pursuant to which GST EquipCo may purchase switching and related equipment and software from Nortel. The Nortel Purchase Agreement provides price protection for 10 years for several categories of Nortel switching equipment and related products and software and requires GST EquipCo to purchase at least $50.0 million of equipment, product and software prior to November 18, 1999.

     The Company has entered into the NTFC Loan Agreement that provides for up to $50.0 million to finance the purchase by GST EquipCo of Nortel equipment and products (of which $44.6 million had been provided as of September 30, 1997). Borrowings under the NTFC Loan Agreement may be made through December 31, 1998. Loans under the NTFC Loan Agreement will bear interest at a floating interest rate equal to 90 day LIBOR plus 3.5%. GST EquipCo is required to pay interest only until December 31, 1998 under the NTFC Loan Agreement and the principal amounts outstanding thereunder will become due and payable in 20 consecutive quarterly installments following such interest only period. GST EquipCo's obligations under the NTFC Loan Agreement are secured by the grant to NTFC of a first priority security interest in all Nortel products purchased by GST EquipCo with the proceeds of such financing and are guaranteed by GST USA.

SENIOR NOTES AND CONVERTIBLE NOTES

     GST USA issued $312.4 million principal amount at maturity of Senior Notes guaranteed by GST, under a senior notes indenture dated December 19, 1995, among GST USA, as issuer, GST, as guarantor, and United States Trust Company of New York, as trustee, and GST issued $39.1 million principal amount at maturity of the Convertible Notes guaranteed by GST USA, under a convertible notes indenture dated December 19, 1995, among GST, as issuer, GST USA, as guarantor, and United States Trust Company of New York, as trustee. The 1995 Notes were issued in units, with each unit consisting of eight Senior Notes and one Convertible Note. Cash interest does not accrue on the 1995 Notes prior to December 15, 2000 at which time the 1995 Notes will have fully accreted to their principal amount at maturity. From and after December 15, 2000, the 1995 Notes will accrue interest, payable semiannually in cash, at a rate of 13 7/8% per annum.

     The Senior Notes and the Senior Notes guarantee are senior, unsecured obligations of GST USA and GST, respectively, ranking pari passu in right of payment with all unsubordinated obligations of GST USA and GST, respectively. The Convertible Notes and the Convertible Notes guarantee are senior subordinated, unsecured obligations of GST and GST USA, respectively, ranking junior in right of payment to all senior obligations of GST and GST USA, respectively, pari passu with all senior subordinated indebtedness of GST and GST USA, respectively.

     The 1995 Notes may be redeemed at any time on or after December 15, 2000, in whole or in part, at 106.938% of their principal amount at maturity plus accrued interest, declining to 100% of their principal amount at maturity plus accrued interest on and after December 15, 2002. In addition, the 1995 Notes are redeemable under certain circumstances in the event of certain changes affecting Canadian withholding taxes.

     The Convertible Notes are convertible, at the option of the holders, into Common Shares at any time after December 19, 1996. The number of Common Shares issuable upon conversion of Convertible Notes is determined by dividing the accreted value on the date of conversion of the Convertible Notes being converted by the conversion price of $7.563, subject to adjustment. In addition, the Convertible Notes will automatically convert under certain circumstances, if the closing price of the Common Shares on the AMEX during any period described below exceeds the price for such period for at least 30 consecutive trading days:

        12 MONTHS BEGINNING                                               CLOSING PRICE
        ----------------------------------------------------------------  -------------
        December 15, 1996...............................................     $ 16.77
        December 15, 1997...............................................     $ 19.80
        December 15, 1998...............................................     $ 22.82
        December 15, 1999...............................................     $ 25.84

     The 1995 Indentures contain certain covenants that affect and in some cases significantly restrict or prohibit, among other things, the ability of GST and its restricted subsidiaries (including GST USA) to incur additional indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of its capital stock, make investments or certain other restricted payments, sell assets, create restrictions on the ability of restricted subsidiaries to make certain payments, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates and consolidate, merge or sell all or substantially all of their assets.

     Upon the occurrence of a Change of Control (as hereinafter defined), GST USA will be required to make an offer to purchase the Senior Notes and GST will be required to make an offer to purchase the Convertible Notes, in each case at a purchase price equal to 101% of their accreted value on the date of purchase plus accrued interest, if any. For purposes of the 1995 Indentures, a "Change of Control" is defined to mean such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act, becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of voting stock representing more than 30% of the total voting power of the voting stock of GST on a fully diluted basis; (ii) individuals who on December 19, 1995 constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by GST's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on December 19, 1995 or whose election or nomination for election was previously approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or (iii) all of the common stock of GST USA is not beneficially owned by GST.

1997 NOTES

     GST Funding issued $265.0 million aggregate principal amount of 1997 Notes, under the 1997 Indenture, dated May 13, 1997, among GST Funding, as issuer, GST USA, GST, and United States Trust Company of New York, as trustee. The 1997 Notes will mature on May 13, 2007. Interest on the 1997 Notes will be paid in cash at a rate of 13 1/4% per annum on each May 1 and November 1, commencing November 1, 1997. Of the net proceeds of the 1997 Notes Offering, as of September 30, 1997, approximately $91.3 million had been used to finance the cost of equipment (including $41.5 million used to refinance intercompany indebtedness incurred in connection with the purchase of equipment), approximately $93.8 million had been used to purchase securities pledges to fund the first six scheduled interest payments on the 1997 Notes and the balance will be used to finance the purchase of equipment such as fiber optic cable, switches and other related equipment.

     The 1997 Notes are senior, secured obligations of GST Funding, and will be unconditionally and irrevocably assumed by GST USA and guaranteed by GST, on May 13, 2000, or earlier if permitted under the terms of GST USA's and GST's outstanding indebtedness. Neither GST USA nor GST will be liable on the 1997 Notes until they are assumed by GST USA. There is a substantial risk that GST USA may be unable to assume the 1997 Notes on or before May 13, 2000. The Notes are secured by (i) the approximately $93.8 million of U.S. government securities (the "Pledged Securities") pledged to secure and fund the first six scheduled interest payments on the 1997 Notes, (ii) a $35.0 million promissory note from GST USA (the "Initial Note"), guaranteed by GST; provided that the amount of the Initial Note will be reduced to the extent the principal amount thereof exceeds the aggregate principal amount of 1997 Notes less (x) the

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aggregate amount of Pledged Securities (other than the Pledged Securities securing the first six scheduled interest payments on the 1997 Notes), including accrued interest thereon, and (y) the aggregate principal amount of all intercompany notes issued by GST USA to GST Funding in payment for the purchase of equipment ($91.3 million as of September 30, 1997), including the amount of interest that will accrue on such intercompany notes by May 13, 2000, and (iii) the remaining proceeds from the 1997 Notes Offering, until such proceeds are used to purchase equipment to be sold to GST USA for intercompany notes. Once the 1997 Notes are assumed by GST USA, they will be senior, secured indebtedness of GST USA and GST USA's obligations under the 1997 Notes will be fully and unconditionally guaranteed on an unsubordinated basis by GST (the "1997 Note Guarantee"). The 1997 Note Guarantee will be senior, unsecured indebtedness of GST.

     The 1997 Notes will be redeemable at the option of GST USA, in whole or in part, at any time or from time to time, on or after May 1, 2002, initially at 106.625% of their principal amount, plus accrued and unpaid interest, declining ratably to 100% of their principal amount, plus accrued and unpaid interest on or after May 1, 2004. If on May 13, 2000 GST USA is prohibited by its outstanding indebtedness from assuming all of the 1997 Notes, GST Funding will redeem, upon not less than 10 nor more than 30 days' notice, the portion of the 1997 Notes that cannot be assumed, at 101% of their principal amount plus accrued and unpaid interest to the date of redemption. In addition, upon a Change of Control (as hereinafter defined), GST Funding or GST USA, as the case may be, will be required to make an offer to purchase the 1997 Notes at a purchase price equal to 101% of their principal amount plus accrued interest. For purposes of the 1997 Indenture, a "Change of Control" is defined to mean such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of voting stock representing more than 30% of the total voting power of the voting stock of GST on a fully diluted basis; (ii) individuals who on May 13, 1997 constituted the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination for election by GST's shareholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on May 13, 1997 or whose election or nomination for election was previously approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office; or (iii) all of the common stock of GST USA or GST Funding is not beneficially owned by GST.

     The 1997 Indenture contains certain covenants that affect and in some cases significantly restrict or prohibit, among other things, the ability of GST and its restricted subsidiaries (including GST USA) to incur additional indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect of its capital stock, make investments or certain other restricted payments, sell assets, create restrictions on the ability of restricted subsidiaries to make certain payments, issue or sell stock of restricted subsidiaries, enter into transactions with stockholders or affiliates and consolidate, merge or sell all or substantially all of their assets.

REDEEMABLE PREFERRED SHARES

     In the Princes Gate Investment, GST issued 500 Redeemable Preferred Shares. The Redeemable Preferred Shares will not pay dividends, except to the extent that cash dividends are paid on the Common Shares. The liquidation and redemption prices of the Redeemable Preferred Shares will accrete at a semi-annual rate of 11 7/8%.

     The Company is required to redeem the Redeemable Preferred Shares on February 28, 2004 (the "Mandatory Redemption Date") in cash at a redemption price of approximately $224,231 per share (the "Mandatory Redemption Price"); provided that to the extent the Company is prohibited from paying such redemption price in cash, the holders of Redeemable Preferred Shares have the option to convert each Redeemable Preferred Share into a number of Common Shares equal to the Mandatory Redemption Price divided by 95% of the then market price for Common Shares. In the event the Company is prevented from paying the redemption price for Redeemable Preferred Shares in cash and any holder of Redeemable Preferred Shares does not exercise such conversion option, the Company has the option of extending the Mandatory Redemption Date to August 28, 2007. The Company has the option of redeeming the Redeemable

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

Preferred Shares at any time after February 28, 2000 in cash at a redemption price per Redeemable Preferred Share equal to the number of Common Shares into which such Redeemable Preferred Share is then convertible multiplied by the price at which such Redeemable Preferred Share would become subject to mandatory conversion. Under the terms of the Redeemable Preferred Shares, the holders thereof are entitled to designate for election one person to the Board of Directors of the Company. In June 1997, Joseph G. Fogg III, designee of the holders of the Redeemable Preferred Shares, was appointed to the Board of Directors of the Company.

     Redeemable Preferred Shares are convertible at the option of the holders into Common Shares at any time after February 28, 2000 or earlier upon a change of control of the Company. The holders of Redeemable Preferred Shares have the right to require the Company to repurchase their shares upon a change of control of the Company after February 28, 2002; prior to that time, holders have a right to convert their Redeemable Preferred Shares into Common Shares upon a change of control. Further, the Redeemable Preferred Shares are subject to mandatory conversion into Common Shares if the market price of Common Shares exceeds $15.925 per share (subject to adjustment) for a specified period after February 28, 2000.

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            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Olshan Grundman Frome & Rosenzweig LLP, the United States tax counsel to the Company, subject to the limitations set forth herein, the following is an accurate summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This summary is based on current provisions of the United States Internal Revenue Code (the "Code"), applicable final, temporary and proposed Treasury Regulations ("Treasury Regulations"), judicial authority, and current administrative rulings and pronouncements of the Service and upon the facts concerning the Company as of the date hereof. There can be no assurance that the Service will not take a contrary view, and no ruling from the Service has been or will be sought by the Company. Legislative, judicial, or administrative changes or interpretations may occur at any time after the issuance of the Notes that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

     This summary and the above referenced opinion do not purport to deal with all aspects of taxation that may be relevant to particular holders of the Notes in light of their personal investment or tax circumstances, or to certain types of investors (including insurance companies, financial institutions, broker-dealers or tax-exempt organizations) subject to special treatment under the United States federal income tax laws. This discussion does not deal with special tax situations, such as the holding of other investments, or situations in which the functional currency of a holder who is a U.S. Holder (as defined below) is not the United States dollar. In addition, this discussion deals only with initial purchasers of the Notes who hold the Notes as capital assets within the meaning of Section 1221 of the Code.

     As used in the discussion which follows, the term "U.S. Holder" means beneficial owner of the Notes that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The term "Non-U.S. Holder" means an initial holder of Notes that is, for United States federal income tax purposes, not a U.S. Holder.

     HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

TAX CONSEQUENCES TO U.S. HOLDERS

     Original Issue Discount. The amount of original issue discount on a debt instrument within the meaning of Section 1273 of the Code, is the excess of its "stated redemption price at maturity" over its "issue price." The "stated redemption price at maturity" of a debt instrument is the sum of its principal amount plus all other payments required thereunder, other than payments of "qualified stated interest" (defined generally as stated interest that is unconditionally payable in cash or in property (other than the debt instruments of the issuer), at least annually at a single fixed rate that appropriately takes into account the length of intervals between payments). The "issue price" of the Notes in this case will be the offering price to the purchasers (not including any sales to a bond house, broker, or similar person or organization acting in the capacity of an underwriter, placement agent or wholesaler) at which a substantial amount of the Notes is sold, even if part of the issue is subsequently sold at a different price. Because interest on the Notes is not payable until May 15, 2003, the stated interest on the Notes will not be treated as qualified stated interest, but will be added to the stated redemption price at maturity of the Notes. In addition, the Notes will be issued at a price that is less than their stated redemption price at maturity. As a result, the Notes will be treated as having been issued with original issue discount equal to the excess of their stated redemption price at maturity over their issue price.

     Each U.S. Holder of a Note (regardless of whether such U.S. Holder is a cash or an accrual basis taxpayer) will be required to include original issue discount in such U.S. Holder's gross income periodically over the term of such Note even though actual payment of cash or other property with respect to such income

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

is not received until a later date. Original issue discount that is included in income by a U.S. Holder generally will be considered "passive" income or "financial services" income, which are treated separately from other types of income in computing the foreign tax credit allowable to U.S. Holders under U.S. federal income tax laws so long as the Company is not considered to be engaged in a U.S. trade or business.

     In general, under Section 1272 of the Code, the amount of original issue discount that a holder of a debt instrument must include in gross income for United States federal income tax purposes will be the sum of the daily portions of original issue discount with respect to such debt instrument for each day during the taxable year or portion of a taxable year in which such holder holds the debt instrument. The daily portion is determined under a constant yield method by allocating to each day of an accrual period (generally, a six month period) a pro rata portion of an amount equal to the "adjusted issue price" of the debt instrument at the beginning of the accrual period multiplied by the yield to maturity of the debt instrument. The yield to maturity of a debt instrument is the discount rate that, when applied to all payments due under the debt instrument, produces a present value equal to the issue price of the debt instrument. The "adjusted issue price" is the issue price of the debt instrument increased by the accrued original issue discount for all prior accrual periods (and decreased by the amount of cash payments made in all prior accrual periods, other than qualified stated interest payments).

     Acquisition Premium. A U.S. Holder who purchases a Note for an amount that is greater than the adjusted issue price of such Note, but that is less than or equal to the sum of all amounts payable on the Note after the purchase date, will be considered to have purchased such Note at an "acquisition premium." Under the acquisition premium rules of the Code and the original issue discount Regulations, the amount of original issue discount which such U.S. Holder must include in its gross income with respect to such Note for any taxable year will be reduced for each accrual period by an amount equal to the product of (i) the amount of original issue discount otherwise includable for the period and (ii) a fraction, the numerator of which is the acquisition premium and the denominator of which is the original issue discount remaining from the date the Note was purchased to its maturity date.

     Market Discount. Section 1276 of the Code generally requires a holder of a debt instrument with "market discount" to treat as ordinary income any gain realized on the disposition of the instrument to the extent that market discount has accrued during the holder's period of ownership. A "market discount" bond is a debt obligation purchased at a discount, subject to a statutory de minimis exception. For this purpose, a purchase of a debt instrument at a market discount includes (i) a purchase at original issue at a price below its "issue price," or (ii) in the case of a debt instrument issued with original issue discount, a purchase at a price below the "adjusted issue price." The accrued market discount generally equals a ratable portion of the bond's market discount, based on the number of days the taxpayer has held the bond at the time of such disposition, as a percentage of the number of days from the date the taxpayer acquired the bond to its date of maturity.

     Absent an election to include market discount in income as it accrues, a holder of a market discount bond generally is not required to include accrued market discount in income until (i) such holder receives a partial principal payment; (ii) such holder sells or otherwise disposes of such market discount bond; or (iii) such market discount bond is retired or redeemed by the issuer. A U.S. Holder who purchased a Note at a market discount and who does not elect to include market discount in income as it accrues may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained by such holder to purchase or carry the Note.

     Elections. A U.S. Holder of Notes, subject to certain limitations, may elect to include all interest and discount on the Notes in gross income under the constant yield method. For this purpose, interest includes stated and unstated interest, acquisition discount, original issue discount, de minimis market discount and market discount, as adjusted by any amortizable bond premium or acquisition premium. Any such election, if made in respect of a market discount bond, will constitute an election to include market discount in income currently on all market discount bonds acquired by such U.S. Holder on or after the first day of the first taxable year to which the election applies. U.S. Holders should consult with their tax advisors regarding any tax elections they intend to make with respect to any Notes.

     Sale or Other Disposition. In general, a U.S. Holder of Notes will recognize gain or loss upon the sale, exchange, redemption, or other taxable disposition of such Notes measured by the difference between (i) the amount of cash and the fair market value of property received (except to the extent attributable to accrued interest on the Notes previously taken into account) and
(ii) the U.S. Holder's tax basis in the Notes, as increased by any accrued original issue discount (net of all amortized acquisition premium) and market discount previously included in income by the U.S. Holder and decreased by amortizable bond premium, if any, deducted over the term of the Notes. Subject to the market discount rules discussed above, any such gain or loss will generally be capital gain or loss, and, with respect to gain, will be taxable at various preferential rates depending upon the extent to which a U.S. Holder's holding period exceeds one year.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     Subject to the discussion of "backup withholding" below, interest on the Notes is currently exempt from United States federal income taxes, including withholding taxes, if paid to a Non-U.S. Holder unless (i) the Non-U.S. Holder is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or (ii) the Non-U.S. Holder is an individual or corporation (a) that has an office or other fixed place of business in the United States to which the interest is attributable, (b) the interest is derived in the active conduct of a banking, financing or similar business conducted within the United States or (c) is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.

     In addition, subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to United States federal income tax on any gain recognized on the sale, exchange or other disposition of a Note, unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds a Note as a capital asset, (a) such holder is present in the United States for 183 or more days in the taxable year and certain other circumstances are present or (b) such holder maintains a "tax home" in the United States as defined in Section 911(d)(3) of the Code.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     In general, certain payments to a non-corporate U.S. Holder of principal and interest (including original issue discount) on the Notes and the gross proceeds of a disposition of the Notes may be subject to United States information reporting requirements. Also, subject to certain exceptions, such payments may be subject, in general, to United States "backup withholding" tax at a rate of 31% if the U.S. Holder does not provide a taxpayer identification number or otherwise establish an exemption.

     In general, any such payments to a Non-U.S. Holder that are effected through a United States office of a custodian or broker or that are otherwise paid or considered to be paid in the United States (through a paying agent or otherwise) will be subject to United States information reporting requirements and, under certain other circumstances, to United States backup withholding tax at a rate of 31% unless the Non-U.S. Holder certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. In addition, information reporting requirements will generally apply to such payments made by a foreign office of a broker that (i) is a U.S. person, (ii) is a U.S. controlled foreign corporation or (iii) is a foreign person that derived at least 50% of its gross income from the conduct of a trade or business within the United States over the three-year period immediately preceding the date of any payment, in each case unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption.

     In October 1997 United States Treasury regulations were issued which alter the foregoing rules in certain respects and which generally will apply to any payments (including original issue discount) in respect of a Note or proceeds from the sale of a Note that are made after December 31, 1998. Among other things, such regulations expand the number of foreign intermediaries that are potentially subject to information reporting and address certain documentary evidence requirements relating to exemption from the general backup withholding requirements. Holders of the Notes should consult their tax advisors concerning the possible application of the final regulations to amounts of original issue discount that they are required to include in income as well as the possible application of such regulations to any payments made on or with respect to the Notes.

     The amount of any backup withholding that is withheld from a payment to a holder will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the Service.

     THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF SECURITIES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM FROM THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

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                      CERTAIN CANADIAN TAX CONSIDERATIONS

     In the opinion of Thorsteinssons, Canadian tax counsel to the Company, the following general summary fairly describes the principal Canadian federal income tax consequences arising under the Canada Act to an investor who acquires the Notes.

     This summary specifically does not apply to an investor that:

     (a) is carrying on an insurance business in Canada or elsewhere;

     (b) is a non-resident in Canada who holds the Notes in the course of carrying on business in Canada;

     (c) is a Canadian financial institution as defined in the Canada Act;

     (d) holds the Notes as mark-to-market property or specified debt obligations as defined in the Canada Act; or

     (e) deals at non-arm's length with GST.

     The income tax consequences will not be the same for all purchasers but may vary depending on a number of factors, including the jurisdiction in which the purchaser is resident and whether the Notes acquired under the Debt Offering will be characterized as capital property. The following discussion of the Canadian federal income tax consequences is, therefore, of a general nature only and is not intended to constitute a complete analysis of the income tax consequences and should not be interpreted as legal or tax advice to any particular purchaser. EACH PROSPECTIVE PURCHASER SHOULD OBTAIN ADVICE FROM HIS OWN TAX ADVISOR AS TO BOTH THE CANADIAN FEDERAL AND PROVINCIAL INCOME TAX CONSEQUENCES OF HIS PARTICIPATION IN THE DEBT OFFERING.

     This summary is based upon the provisions of the Canada Act in force as of the date hereof, the regulations thereunder, any proposals to amend the Canada Act or the regulations announced prior to the date hereof and counsel's understanding of the current administrative and assessing policies of Revenue Canada. This description is not exhaustive of all Canadian federal income tax consequences and does not anticipate any changes in law whether by legislative, governmental or judicial action other than the passage of the proposed amendments in their present form, nor does it take into account provincial or foreign tax considerations.

INTEREST INCOME ON NOTES

     Each Note will have a principal amount of $1,000 and will become due in 2007. Until November 15, 2002, interest will accrue on the Notes and be compounded semi-annually; however, no interest will be paid before May 15, 2003. From and after November 15, 2002, interest will be payable semi-annually on the sum of the principal amount and the interest accrued but unpaid thereon through November 15, 2002.

     A non-resident holder of Notes who deals at arm's length with the Company will be exempt, by virtue of a specific exemption in the Canadian Act, from Canadian withholding tax in respect of any interest payable on the Notes. This exemption generally provides that no Canadian withholding tax is payable in respect of interest paid or credited on a debt owing to a non-resident where there is no requirement, other than upon a bona fide event of default or a conversion of the debt at the option of the holder into common shares of the issuer, for the issuer to pay more than 25% of the principal amount of the debt within five years of its issuance.

     A Canadian resident holder of Notes who is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary, is required to include in income for each taxation year the amount of interest accrued or paid on the Note in that year, to the extent such interest was not included in income for a preceding taxation year. The amounts of accrued but unpaid interest included in such holder's income will be added to the cost base of the Notes to the holder.

     A Canadian resident holder of Notes who is an individual or a trust (other than a unit trust) of which no corporation or partnership is a beneficiary is required to include in income for each taxation year during which interest accrues but is not paid, the amount of interest accrued on the Note to the anniversary date of the issue of the Notes which occurs in that year, to the extent such interest amounts were not included in income for preceding taxation year. These accrued but unpaid amounts will be added to the cost base of the Notes to the holder. For taxation years in which interest is paid on the Notes, such holders must include in income the amount of interest paid in the taxation year.

     Any bonus or premium payable on Notes held by Canadian residents will be deemed to be interest and will be required to be included in the holder's income.

INCOME DENOMINATED IN U.S. CURRENCY

     The amount of interest accrued or paid on a Note which a Canadian resident holder is required to include in income will be the Canadian dollar equivalent of such interest. The terms of the Notes require interest to be denominated in U.S. currency. As a result, a Canadian resident holder of Notes whose income inclusion in respect of accrued interest does not coincide with the stipulated payment dates for interest, may have a foreign exchange gain or loss when interest is paid. Any such gain or loss will be included in the holder's income on income account. Revenue Canada's administrative policy is to accept any method used to determine foreign exchange gains or losses on income transactions provided:

     (a) the method is in accordance with generally accepted accounting principles;

     (b) the same method is used for financial statement purposes and income tax purposes; and,

     (c) no reserve is claimed in respect of known or anticipated foreign exchange gains or losses which have occurred or may occur after the end of a taxation year.

DISPOSITION OF NOTES

     A non-resident holder of Notes who does not hold them in connection with a business carried on in Canada will not be subject to Canadian income tax in respect of a gain realized from the disposition of the Notes.

     A Canadian resident holder of Notes who assigns or transfers the Notes or whose Notes are redeemed or purchased by GST, will be required to include in income for the year in which the disposition occurs, the amount of interest accrued on the Notes to the date of disposition, to the extent such amount has not been included in income for a preceding year. Where a Canadian resident holder of a Notes disposes of such Note for proceeds equal to its fair market value and at the time of disposition the total amount of interest previously included in the holder's income in respect of the Note exceeds the amount that was received or became receivable at or prior to that time in respect of such interest, the holder is entitled to deduct from income an amount equal to the excess interest which was previously included in income and not received by the holder or recouped by him on the disposition of the Note.

     In addition, a Canadian resident holder of Notes who holds them as capital property may realize a capital gain (or capital loss) on the disposition of the Notes equal to the amount by which the proceeds of disposition of such Notes, net of any cost of disposition, exceeds (or is less than) the adjusted cost base of the Notes to that holder. Generally, three-quarters of any capital gain realized on a disposition of the Notes must be included in computing income for that year as a taxable capital gain. Three-quarters of any capital loss realized by a Canadian holder of Notes on a disposition of such Notes in a year may be deducted from the holder's taxable capital gains for that year.

     The adjusted cost base of Note to a Canadian resident holder will be the cost to him of that Note, plus any accrued but unpaid interest which was included in the holder's income.

     Any gain or loss to a Canadian resident who does not hold the Notes as capital property will be on income account and will be fully included or deducted from income, as the case may be.

CANADIAN DEFERRED PLANS

     The Notes will be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds ("Registered Plans"). Registered Plans are not generally subject to tax in respect of qualified investments; however, a Registered Plan that holds foreign property with a total cost in excess of 20% of the cost of all property in the Registered Plan will be subject to a 1% tax on the excess cost in foreign property.

     The Notes will constitute foreign property unless GST employs more than five full time employees in Canada or it incurred, in Fiscal 1996 or Fiscal 1997, in excess of Cdn $250,000 for services rendered in Canada by employees or other individuals. GST has declared that, at the time of issuance of the Notes, it employs more than five full time employees in Canada or has incurred expenses which exceed the Cdn $250,000 threshold described above. As a result, the Notes will not be foreign property to any holders which are Registered Plans.

     If, at any time, the Notes become foreign property, a Registered Plan will not have to include the cost of the Notes in calculating its total cost of foreign property for a period of two years after the Notes became foreign property. After two years, if the Notes remain foreign property, in order to avoid the 1% tax in respect of foreign property, the Registered Plan will have to ensure that the cost of the Notes, plus the cost of any other foreign property held by the Registered Plan, does not exceed the 20% foreign property limit.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named herein (the "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, the respective principal amount of Notes set forth opposite the names of such Underwriters below:

                                                                          PRINCIPAL
                                                                          AMOUNT OF
                                     NAME                                   NOTES
        ---------------------------------------------------------------  ------------
        Morgan Stanley & Co. Incorporated..............................  $ 69,079,000
        Bear, Stearns & Co. Inc. ......................................    49,342,000
        Credit Suisse First Boston Corporation.........................     6,579,000
                                                                         ------------
                  Total................................................  $125,000,000
                                                                          ===========

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the Notes offered hereby if any are taken.

     The Underwriters propose to offer part of the Notes directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of .500% of the public offering price for the Notes. Each Underwriter may allow, and such dealers may reallow, a concession to certain other dealers not in excess of
 .250% of the public offering price for the Notes. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

     In order to facilitate the Debt Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the Debt Offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the Debt Offering, if the syndicate purchases previously distributed Notes in transactions to cover syndicate short positions, in stabilizing transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Underwriters have agreed to reimburse the Company for certain expenses related to the Debt Offering.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Notes offered hereby are being passed upon for the Company by Olshan Grundman Frome & Rosenzweig LLP, New York, New York, counsel to the Company. Stephen Irwin, Esq. is of counsel to Olshan Grundman Frome & Rosenzweig LLP. Mr. Irwin, Vice Chairman of the Board and Secretary of the Company, owns 76,345 Common Shares, and options and warrants to purchase 600,000 Common Shares. In addition, other attorneys affiliated with Olshan Grundman Frome & Rosenzweig LLP hold Common Shares and/or options to purchase Common Shares. Certain regulatory matters are being passed upon for the Company by Swidler & Berlin, Chartered, Washington D.C. Certain Canadian legal matters are being passed upon for the Company by O'Neill & Company, Vancouver, British Columbia. Certain Canadian tax matters are being passed upon for the Company by Thorsteinssons, Vancouver, British Columbia. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of GST Telecommunications, Inc. and its subsidiaries as of September 30, 1996 and 1995 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended September 30, 1996 and 1995, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. The consolidated statements of operations, shareholders' equity and cash flows of GST Telecommunications, Inc. and its subsidiaries for the 13 months ended September 30, 1994 have been included herein in reliance upon the report of KPMG Peat Marwick Thorne, independent chartered accountants, upon the authority of said firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
GST TELECOMMUNICATIONS, INC.
Independent Auditors' Report of KPMG Peat Marwick LLP.................................  F-2
Auditors' Report of KPMG Peat Marwick Thorne..........................................  F-3
Consolidated Balance Sheets at September 30, 1995, 1996 and June 30, 1997
  (unaudited).........................................................................  F-4
Consolidated Statements of Operations for the thirteen months ended September 30,
  1994, the years ended September 30, 1995 and 1996 and the nine months ended June 30,
  1996 and 1997 (unaudited)...........................................................  F-5
Consolidated Statements of Shareholders' Equity (Deficit) for the thirteen months ended September 30, 1994, the years ended September 30, 1995 and 1996 and the nine months ended June 30, 1997 (unaudited)..............................................  F-6
Consolidated Statements of Cash Flows for the thirteen months ended September 30,
  1994, the years ended September 30, 1995 and 1996 and the nine months ended June 30,
  1996 and 1997 (unaudited)...........................................................  F-7
Notes to Consolidated Financial Statements............................................  F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
  GST Telecommunications, Inc.:

     We have audited the accompanying consolidated balance sheets of GST Telecommunications, Inc. as of September 30, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of GST Telecommunications, Inc. as of September 30, 1995 and 1996, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

     Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Canada. Application of accounting principles generally accepted in Canada would have affected results of operations for the year ended September 30, 1995 and 1996, and shareholders' equity as of September 30, 1995 and 1996, to the extent summarized in note 10 to the consolidated financial statements.

                                          KPMG Peat Marwick LLP
Portland, Oregon
November 22, 1996

                                AUDITORS' REPORT

To the Board of Directors
GST Telecommunications, Inc.

     We have audited the consolidated statements of operations, shareholders' equity, and cash flows of GST Telecommunications, Inc. for the thirteen months ended September 30, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and cash flows of the Company for the thirteen months ended September 30, 1994 in accordance with generally accepted accounting principles in the United States.

     Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Canada. Application of accounting principles generally accepted in Canada would have affected results of operations for the thirteen months ended September 30, 1994 and shareholders' equity as at September 30, 1994, to the extent summarized in note 10 to the consolidated financial statements.

                                          KPMG Peat Marwick Thorne

Chartered Accountants
Vancouver, Canada
December 8, 1994

                          GST TELECOMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                               (IN U.S. DOLLARS)

                                                               SEPTEMBER 30,
                                                           ---------------------
                                                             1995         1996       JUNE 30, 1997
                                                           --------     --------     -------------
                                                                                      (UNAUDITED)
                                      ASSETS
  Current assets:
    Cash and cash equivalents............................  $  6,024     $ 61,343       $  38,350
    Restricted investments...............................        --       16,000         128,479
    Accounts receivable, net.............................     4,306        9,472          22,212
    Investments..........................................       871        5,176           2,315
    Inventory............................................       387        2,406           2,852
    Other current assets.................................     1,252        6,151          11,760
                                                           --------      -------       ---------
                                                             12,840      100,548         205,968
                                                           --------      -------       ---------
  Restricted investments.................................        --           --          80,695
  Property and equipment, net............................    38,033      127,575         300,356
  Goodwill, net..........................................    13,004       35,730          38,027
  Other assets, net......................................     9,248       37,848          56,980
                                                           --------      -------       ---------
                                                             60,285      201,153         476,058
                                                           --------      -------       ---------
                                                           $ 73,125     $301,701       $ 682,026
                                                           ========      =======       =========
  LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
  Current liabilities:
    Accounts payable.....................................  $  9,683     $ 12,443       $  15,010
    Accrued expenses.....................................     3,090       26,743          21,085
    Current portion of capital lease obligations.........       223          722           4,640
    Current portion of long-term debt....................       736        4,832           3,700
    Other current liabilities............................       512          726             106
                                                           --------      -------       ---------
                                                             14,244       45,466          44,541
                                                           --------      -------       ---------
  Deferred compensation..................................       151          158             158
  Capital lease obligation, less current portion.........       658        1,453          11,427
  Long-term debt, less current portion...................    19,088      232,674         567,405
  Minority interest......................................     3,279          182          12,065
  Commitments and contingencies
  Preference shares:
       Authorized -- 10,000,000 no par shares; no shares
         issued or outstanding at September 30, 1995 and
         1996, 500 issued and outstanding at June 30,
         1997 (unaudited)................................        --           --          52,968
  Shareholders' equity (deficit):
    Common shares:
       Authorized -- unlimited number of no par common
         shares; issued and outstanding -- September 30,
         1995 -- 18,700,290 shares, September 30,
         1996 -- 21,257,697 shares, June 30,
         1997 -- 27,076,169 (unaudited)..................    50,166       72,647         132,400
    Commitment to issue shares:
       September 30, 1995 -- 336,498 shares, September
         30, 1996 -- 1,922,007 shares, June 30,
         1997 -- 174,906 (unaudited).....................     1,494       25,454           4,707
    Accumulated deficit..................................   (15,955)     (76,333)       (143,645)
                                                           --------      -------       ---------
                                                             35,705       21,768          (6,538)
                                                           --------      -------       ---------
                                                           $ 73,125     $301,701       $ 682,026
                                                           ========      =======       =========

          See accompanying notes to consolidated financial statements.

                          GST TELECOMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
                               (IN U.S. DOLLARS)

                                             THIRTEEN                                                   NINE MONTHS
                                           MONTHS ENDED       YEAR ENDED        YEAR ENDED            ENDED JUNE 30,
                                           SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,     -------------------------
                                               1994              1995              1996             1996           1997
                                           -------------     -------------     -------------     ----------     ----------
                                                                                                        (UNAUDITED)
Revenues:
  Telecommunication services.............    $     112        $    11,118       $    31,726      $   19,452     $   58,738
  Product................................        5,889              7,563             9,573           5,772         16,186
                                              --------           --------           -------      ----------     ----------
          Total revenues.................        6,001             18,681            41,299          25,224         74,924
                                              --------           --------           -------      ----------     ----------
Operating costs and expenses:
  Network expenses.......................          149             10,103            26,580          14,922         48,250
  Facilities administration and
     maintenance.........................           26              2,096            10,317           5,793          9,833
  Cost of product revenues...............        2,137              3,096             3,974           2,803          5,557
  Selling, general and administrative....        3,953             11,373            33,375          20,689         49,395
  Research and development...............          689              1,270             1,352             910          1,739
  Depreciation and amortization..........          384              2,374             8,298           5,385         14,833
                                              --------           --------           -------      ----------     ----------
          Total operating costs and
            expenses.....................        7,338             30,312            83,896          50,502        129,607
                                              --------           --------           -------      ----------     ----------
          Loss from operations...........       (1,337)           (11,631)          (42,597)        (25,278)       (54,683)
                                              --------           --------           -------      ----------     ----------
Other expenses (income):
  Interest income........................         (254)              (303)           (5,549)         (4,209)        (3,377)
  Interest expense, net of amounts
     capitalized.........................           27                838            21,224          14,801         21,321
  Loss from joint venture................        1,099                661             1,495             987             --
  Write-off of pre-operating costs.......          691                 --                --              --             --
  Loss on investments....................           --                526                26              --             --
  Other..................................           87                160               839             547         (6,549)
                                              --------           --------           -------      ----------     ----------
                                                 1,650              1,882            18,035          12,126         11,395
                                              --------           --------           -------      ----------     ----------
          Loss before minority interest
            in income (loss) of
            subsidiary and income tax....       (2,987)           (13,513)          (60,632)        (37,404)       (66,078)
                                              --------           --------           -------      ----------     ----------
Income tax expense:
  Current................................          487                 70               157              31            843
  Deferred...............................           15                 96                --              --             --
                                              --------           --------           -------      ----------     ----------
                                                   502                166               157              31            843
                                              --------           --------           -------      ----------     ----------
          Loss before minority interest
            in income (loss) of
            subsidiaries.................       (3,489)           (13,679)          (60,789)        (37,435)       (66,921)
Minority interest in (income) loss of
  subsidiaries...........................           (2)             2,364               411             335           (391)
                                              --------           --------           -------      ----------     ----------
          Loss for the period............    $  (3,491)       $   (11,315)      $   (60,378)     $  (37,100)    $  (67,312)
                                              ========           ========           =======      ==========     ==========
Loss per share...........................    $    (.35)       $      (.82)      $     (3.18)     $    (2.00)    $    (2.87)
                                              ========           ========           =======      ==========     ==========
Weighted average common and common
  equivalents shares outstanding.........    9,878,704         13,780,796        18,988,127      18,512,988     23,460,468

          See accompanying notes to consolidated financial statements.

                          GST TELECOMMUNICATIONS, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                               (IN U.S. DOLLARS)

                                    COMMITMENT TO
                                    ISSUE COMMON
                                   SHARES (NOTE 6)          COMMON SHARES                          TOTAL
                                ---------------------   ---------------------   ACCUMULATED    SHAREHOLDERS'
                                  SHARES      AMOUNT      SHARES      AMOUNT      DEFICIT     EQUITY (DEFICIT)
                                ----------   --------   ----------   --------   -----------   ----------------
Balance, August 31, 1993.......         --   $     --    9,003,421   $ 10,511    $  (1,149)       $  9,362
  Issuance of common stock for
    services...................         --         --       48,000        183           --             183
  Issuance of common stock,
    net........................         --         --    2,515,479     10,368           --          10,368
  Issuance of common stock
    under option plans.........         --         --      343,750        974           --             974
  Commitment to issues shares
    for business
    combinations...............    551,536      3,038           --         --           --           3,038
  Net loss.....................         --         --           --         --       (3,491)         (3,491)
                                 ---------    -------   ----------    -------     --------        --------
Balance, September 30, 1994....    551,536      3,038   11,910,650     22,036       (4,640)         20,434
  Issuance of common stock for
    services...................         --         --       34,057        150           --             150
  Issuance of common stock in
    business combinations......   (551,536)    (3,038)   1,719,785      8,785           --           5,747
  Issuance of common stock,
    net........................         --         --    4,593,598     17,965           --          17,965
  Issuance of common stock
    under option plans.........         --         --      442,200      1,230           --           1,230
  Commitment to issues shares
    for business
    combinations...............    336,498      1,494           --         --           --           1,494
  Net loss.....................         --         --           --         --      (11,315)        (11,315)
                                 ---------    -------   ----------    -------     --------        --------
Balance, September 30, 1995....    336,498      1,494   18,700,290     50,166      (15,955)         35,705
  Issuance of common stock for
    services...................         --         --       85,627        621           --             621
  Issuance of common stock in
    business combinations......   (168,249)      (747)   1,200,873     11,097           --          10,350
  Issuance of common stock,
    net........................         --         --    1,189,849      9,672           --           9,672
  Issuance of common stock
    under option plans.........         --         --       67,500        293           --             293
  Commitment to issues shares
    for business
    combinations...............  1,753,758     24,707           --         --           --          24,707
  Issuance of common stock
    under employee stock
    purchase plan..............         --         --       13,558        132           --             132
  Accrual of compensation costs
    for stock award and option
    plans......................         --         --           --        666           --             666
  Net loss.....................         --         --           --         --      (60,378)        (60,378)
                                 ---------    -------   ----------    -------     --------        --------
Balance, September 30, 1996....  1,922,007     25,454   21,257,697     72,647      (76,333)         21,768
  Issuance of common stock in
    business combinations...... (1,747,101)   (20,747)   2,792,265     29,195           --           8,448
  Issuance of common stock,
    net........................         --         --    2,595,285     28,330           --          28,330
  Issuance of common stock
    under option plans.........         --         --      367,929      1,634           --           1,634
  Issuance of common stock
    under employee stock
    purchase plan..............         --         --       62,993        400           --             400
  Accrual of compensation costs
    for stock award and option
    plans......................         --         --           --        194           --             194
  Net loss.....................         --         --           --         --      (67,312)        (67,312)
                                 ---------    -------   ----------    -------     --------        --------
Balance, June 30, 1997
  (unaudited)..................    174,906   $  4,707   27,076,169   $132,400    $(143,645)       $ (6,538)
                                 =========    =======   ==========    =======     ========        ========

                See accompanying notes to financial statements.

                          GST TELECOMMUNICATIONS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                               (IN U.S. DOLLARS)

                                                THIRTEEN                                          NINE MONTHS
                                              MONTHS ENDED     YEAR ENDED      YEAR ENDED       ENDED JUNE 30,
                                              SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -------------------
                                                  1994            1995            1996          1996       1997
                                              -------------   -------------   -------------   --------   --------
                                                                                                  (UNAUDITED)
Operations:
Loss for the period.........................    $  (3,491)      $ (11,315)      $ (60,378)    $(37,100)  $(67,312)
Items not involving cash:
  Minority interest in income (loss) of
    subsidiary..............................            2          (2,364)           (411)        (335)       391
  Loss from joint ventures..................        1,099             661           1,495           --         --
  Write-off of pre-operating costs..........          691              --              --           --         --
  Depreciation and amortization.............          557           2,824           9,496        6,218     16,070
  Deferred income taxes.....................           15              96              --           --         --
  Deferred compensation.....................           --             151               7           --         --
  Accretion of interest.....................           --              --          19,978       13,312     13,981
  Write-off of other assets.................           --             122             766          486         --
  Issuance of stock for compensation........           --              --             890           --        446
  Issuance of stock for financing
    commitment..............................          183             150             396          396         --
  Loss on disposal of fixed assets..........           --              --             246           --         --
  Loss on investments.......................           --             526              26          986        796
  Gain on sale of subsidiary shares.........                                                        --     (7,424)
Changes in non-cash operating working
  capital:
  Accounts receivable, net..................         (882)         (1,549)         (1,066)      (1,113)    (8,457)
  Inventory.................................         (163)            (13)         (2,019)      (1,238)       151
  Other current and other assets, net.......         (120)           (417)         (5,304)      (1,150)    (5,435)
  Accounts payable and accrued
    liabilities.............................        2,350            (190)          2,387       (1,427)     5,698
  Other current liabilities.................           53             262             185          233       (370)
                                                 --------        --------       ---------     ---------  --------
         Cash provided by (used in)
           operations.......................          294         (11,056)        (33,306)     (20,732)   (51,465)
                                                 --------        --------       ---------     ---------  --------
Investments:
  Acquisition of subsidiaries, net of cash
    acquired................................       (4,235)            207          (1,441)          11     (1,564)
  Investment in joint ventures..............          (35)             --              --           --         --
  Settlement of notes receivable............       (5,107)          3,367              --           --         --
  Purchase of investment in affiliate.......           --              --            (294)          --         --
  Purchase of investments...................         (843)            848          (9,799)      (4,452)    (3,065)
  Proceeds from sale of investments.........           --              --           5,493           --      5,176
  Purchase of fixed assets..................         (906)        (27,730)        (76,192)     (40,971)  (159,736)
  Proceeds from sale of fixed assets........           --              --               8           --      5,774
  Purchase of other assets..................         (580)         (1,829)         (7,449)      (9,025)   (12,151)
  Change in restricted cash.................           --              --         (16,000)          --         --
  Proceeds from the sales of subsidiary
    shares..................................           --              --              --           --     27,365
  Cash and investments restricted for
    purchase of fixed assets................           --              --              --           --   (110,203)
                                                 --------        --------       ---------     ---------  --------
         Cash used in investing
           activities.......................      (11,706)        (25,137)       (105,674)     (54,437)  (248,404)
                                                 --------        --------       ---------     ---------  --------
Financing:
  Proceeds from long-term debt..............           --          19,857         196,207      193,109    314,850
  Principal payments on long-term debt......         (387)           (816)         (2,112)      (1,026)    (6,765)
  Issuance of common shares, net of issuance
    costs...................................       11,342          19,195          10,098        9,918     24,652

                          GST TELECOMMUNICATIONS, INC.

                                                THIRTEEN                                          NINE MONTHS
                                              MONTHS ENDED     YEAR ENDED      YEAR ENDED       ENDED JUNE 30,
                                              SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   -------------------
                                                  1994            1995            1996          1996       1997
                                              -------------   -------------   -------------   --------   --------
                                                                                                  (UNAUDITED)
  Issuance of preference shares.............           --              --              --           --     50,000
  Deferred debt financing costs.............          (70)           (853)         (9,894)      (9,330)   (11,313)
  Issuance of subsidiary shares.............           --             615              --           --         --
  Purchase of securities to finance interest
    payments................................           --              --              --           --    (94,548)
                                                 --------        --------       ---------     ---------  --------
         Cash provided by financing
           activities.......................       10,885          37,998         194,299      192,671    276,876
                                                 --------        --------       ---------     ---------  --------
         Increase (decrease) in cash and
           cash equivalents.................         (527)          1,805          55,319      117,502    (22,993)
Cash and cash equivalents, beginning of
  period....................................        4,746           4,219           6,024        6,024     61,343
                                                 --------        --------       ---------     ---------  --------
Cash and cash equivalents, end of period....    $   4,219       $   6,024       $  61,343     $123,526   $ 38,350
                                                 ========        ========       =========     =========  ========

          See accompanying notes to consolidated financial statements.

                          GST TELECOMMUNICATIONS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT PER SHARE AND SHARE AMOUNTS)
                          SEPTEMBER 30, 1995 AND 1996
                               (IN U.S. DOLLARS)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Description of the Company

     GST Telecommunications, Inc. (the Company) is a Canadian company in the business of providing competitive local exchange services primarily in the western United States. In addition, the Company provides a range of telecommunications services which include long distance, Internet access and data services. The Company also manufactures telecommunications switching equipment.

     The consolidated financial statements for the thirteen months ended September 30, 1994, and the years ended September 30, 1995 and 1996 have been reported in U.S. dollars, the functional currency of the Company. The Company changed its fiscal year-end to September 30 effective in 1994 (note 10).

  (b) Basis of Consolidation

     These consolidated financial statements include the accounts of the Company and its greater than 50% owned subsidiaries. The Company's investments in unconsolidated companies owned 20% or more are accounted for using the equity method. All significant intercompany accounts have been eliminated.

  (c) Cash and Cash Equivalents

     Cash equivalents consist of short-term, highly liquid investments with original maturities of ninety days or less.

  (d) Restricted Cash

     Pursuant to an agreement between the Company and a vendor relating to a construction in progress as of September 30, 1996, the Company is required to maintain $16 million in a restricted account pending the completion of the project as collateral against payment. Completion of the project is anticipated in the next fiscal year. At September 30, 1996, the Company is committed to purchase approximately $20.7 million relating to this project.

  (e) Accounts and Notes Receivable

     The Company maintains a security interest in the telecommunications systems it sells until the Company is paid in full. Management provides an allowance for doubtful accounts and notes based on current customer information and historical statistics. The allowance for doubtful accounts was $1,401 and $1,264 at September 30, 1995 and 1996, respectively.

  (f) Investments

     The Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115) at October 1, 1994. Under Statement 115, the Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

                          GST TELECOMMUNICATIONS, INC.

     Trading and available-for-sale securities are recorded at fair value. All of the Company's investments comprised primarily of U.S. Treasury Securities and commercial paper, are classified as available-for-sale and mature in periods ranging from 3 to 9 months. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of shareholders' equity until realized. A decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of new cost basis for the security. Dividend income is recognized when earned. Realized gains and losses for securities classified as available-for-sale are included in earnings and are derived using the specific-identification method for determining the cost of securities sold. The amortized cost approximated the market value of these securities at September 30, 1995 and 1996.

  (g) Inventory

     Inventory is stated at the lower of cost (first-in, first-out) or market (net realizable value) and consists of the following:

                                                                      1995       1996
                                                                     ------     ------
        Raw materials..............................................  $  317     $  378
        Work in process............................................      70        346
        Finished and refurbished goods.............................      --      1,682
                                                                     ------       ----
                  Total inventory..................................  $  387     $2,406
                                                                     ======       ====

  (h) Investments in Affiliates

     The Company has a 50% interest in Phoenix Fiber Access, Inc., a competitive access fiber optic telecommunications network in the Phoenix, Arizona metropolitan area. The carrying value of this investment, which is included in other assets in the accompanying consolidated balance sheet, was $2,859 and $1,364 at September 30, 1995 and 1996, respectively.

     The Company has an approximate 40% interest in GST Global Telecommunications, Inc. (GST Global), a publicly traded corporation on the Vancouver Stock Exchange which intends to conduct telecommunications operations on a worldwide basis. The carrying value of this investment, which is included in other assets in the accompanying consolidated balance sheet, was $3,634 at September 30, 1996 (see note 2).

  (i) Property and Equipment

     Property and equipment is recorded at cost and is depreciated on the straight-line basis over their estimated useful lives, which are as follows:

        Telecommunications networks......................................    10 years
        Electronic and related equipment.................................    10 years
        Leasehold improvements...........................................    10 years
        Furniture, office equipment and other............................   3-7 years
        Building.........................................................    40 years

     Construction, engineering and overhead costs directly related to the development of competitive access networks are capitalized. The Company begins depreciating these costs when the networks become commercially operational. Depreciation is provided using the straight-line method over the estimated useful lives of the assets owned.

                          GST TELECOMMUNICATIONS, INC.

  (j) Goodwill

     Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized over periods ranging from five to twenty years using the straight-line method. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through discounted projected future cash flows of the acquired businesses from which the goodwill arose. Amortization charged to operations was $19, $389 and $1,690 for the thirteen month period ended September 30, 1994, and the years ended September 30, 1995 and 1996, respectively.

  (k) Revenue Recognition

     Telecommunication services revenue is recorded upon placing of calls or rendering of other related services. Telecommunication product revenue is recorded upon shipment of product and is presented in the accompanying consolidated statements of operations net of product returns.

     Deferred revenue, of which $373 and $477 are included in other current liabilities in the accompanying balance sheet at September 30, 1995 and 1996, respectively, consists of monthly service contract payments received in advance, warranty payments received in advance and research and development advances. Advance warranty payments are amortized over the length of warranty on the system sold, which is typically one year.

  (l) Loss Per Share

     Loss per share has been calculated using the weighted average number of common and dilutive common equivalent shares assumed to be outstanding during the period (using the treasury stock method for dilutive common equivalent shares). Common equivalent shares consist of options and warrants to purchase common stock.

     Fully diluted loss per share has not been presented for the outstanding options and warrants as they are anti-dilutive.

  (m) Issuance of Subsidiary Stock

     Issuances of subsidiary stock are accounted for as capital transactions in the accompanying consolidated financial statements.

  (n) Segmented Information

     Segmented information has not been presented as the Company is presently operating 100% in the telecommunications industry in the United States and all revenues and operating profits and losses are derived from United States operations and substantially all assets reside in the United States.

  (o) Income Taxes

     The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

                          GST TELECOMMUNICATIONS, INC.

  (p) Foreign Currency

     The functional currency of all of the Company's operations is the U.S. dollar. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", nonmonetary balance sheet items recorded in Canadian dollars are remeasured at historical rates and monetary balance sheet items recorded in Canadian dollars are remeasured at current rates. Exchange gains and losses from remeasurement of monetary assets and liabilities are recognized currently in income.

  (q) Financial Instruments

     The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term investments, short-term borrowings and accounts payable and accrued liabilities approximate fair values due to the short maturity of those instruments.

     The carrying amount of the Company's long-term debt approximates its fair value. The fair value of the Company's long-term debt was determined based on quoted market prices for similar issues or on current rates available to the Company for debt of the same remaining maturities and similar terms.

     Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  (r) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (s) Unaudited Interim Financial Information

     The consolidated financial data for the nine months ended June 30, 1996 and 1997 is unaudited, but in the opinion of the management of the Company, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of results for interim periods.

  (t) Reclassifications

     Certain reclassifications have been made in the accompanying consolidated financial statements for 1995 and 1994 to conform with the 1996 presentation.

(2) ACQUISITIONS

     From September 1, 1993 through September 30, 1996, the Company made the acquisitions set forth below, each of which was accounted for as a purchase, except for Canadian Programming Concepts, Inc., which was accounted for as an equity investment. The consolidated financial statements include the operating results from the effective date of acquisition.

  (a) Call America Business Communications, Inc. (Call America)

     In the fourth quarter of 1996, the Company acquired 100% of the outstanding capital stock of Call America. Call America is a California company that provides long distance and ancillary communications services. The Company acquired Call America for consideration of $14,777, consisting of 1,177,692 shares of

                          GST TELECOMMUNICATIONS, INC.

common stock valued at $12.50 per share, and $56 in legal fees. An additional 130,000 common shares have been placed in escrow and will be issued to the former owners of Call America in one year, subject to certain indemnification clauses contained in the purchase agreement. Up to an additional 114,489 shares could be issued to the former Call America owners if the market price of the Company's common stock is less than $12.50 six months after the closing date. Additionally, $533 in notes receivable due from the former owners of Call America will be forgiven if certain operating milestones are met over the next 10 years. In connection with this acquisition, the Company recorded $21,166 in assets, including $9,798 in goodwill, and $6,389 in liabilities.

  (b) TotalNet Communications, Inc. (TotalNet)

     In the fourth quarter of 1996, the Company acquired 100% of the outstanding capital stock of TotalNet, a long distance service provider. The Company acquired TotalNet for consideration of $7,911, consisting of 401,160 common shares valued at $4,373, a commitment to issue shares valued at $3,498 at the one year anniversary of the agreement, and $40 in legal fees. The number of shares issuable at the one year anniversary will be determined by a share price based on the weighted average market price of the Company's common shares for the ten days preceding the anniversary providing that in no case will the anniversary share price be lower than $7.63 or greater than $20. An additional 80,232 common shares will be issued to the former owners of TotalNet at the anniversary date, subject to certain indemnification clauses contained in the purchase agreement. In connection with this acquisition, the Company recorded $10,149 in assets, including $4,700 in goodwill, and $2,239 in liabilities.

  (c) GST Telecom, Inc. (GST Telecom)

     In the third quarter of 1994, the Company acquired 60% of the shares of GST Telecom in exchange for contributing 60% of the shares of Tucson Lightwave, Inc. (Tucson) and a commitment to provide at least $11,024 in equity financing. GST Telecom develops, constructs, and operates competitive local exchange networks and other communications systems. The shares of Tucson were acquired from Pacwest, LLC (Pacwest) (an entity controlled by the Chief Executive Officer of the Company) in exchange for 100,000 common shares of the Company valued at $447. The Company has made $132,184 in equity contributions to GST Telecom through September 30, 1996.

     In the third quarter of 1995, the Company acquired an additional 20% of GST Telecom for 1,000,000 common shares valued at $5 per share.

     In the first quarter of 1996, the Company acquired the remaining 20% of GST Telecom for consideration of up to a maximum of 1,000,000 common shares (valued at $10.00 per share) based upon the fair market value of a 20% interest in GST Telecom, which was determined by an independent appraisal during September 1996. Currently, 1,000,000 common shares are held in escrow pending the release of such shares. In addition, the parties agreed that the Company has fulfilled all of its obligations relating to the funding of GST Telecom and its subsidiaries.

     In connection with these acquisitions, the Company recorded $40,516 in net assets, including goodwill of $15,330, and liabilities of $3,478.

  (d) National Applied Computers Technologies, Inc. (NACT)

     In the fourth quarter of 1993, the Company purchased 52% of the common shares of NACT. Subsequent to September 1, 1993, at various times, the Company acquired the remaining 48% interest of NACT. NACT is a Utah manufacturer of telecommunications switching and network management equipment for the inter-exchange industry.

                          GST TELECOMMUNICATIONS, INC.

     The consideration paid for 100% of NACT's outstanding common shares consisted of $3,621 in cash, $466 in notes payable, $160 in legal fees and 956,283 common shares valued at $4,832. 15% of the stock acquired from NACT was purchased from NACT's former President, who is also the Company's Chief Technology Officer and a Director of the Company, for 384,195 common shares of the Company. In connection with these acquisitions, the Company recorded $10,122 in net assets, including goodwill of $1,387, and liabilities of $1,203.

  (e) International Telemanagement Group, Inc. (ITG)

     In the third quarter of 1995, the Company acquired 100% of the outstanding capital stock of ITG. ITG is an Ohio company that provides a variety of domestic and international long distance services. The Company acquired ITG for consideration of $75, the assumption of certain liabilities, and an earn out provision. In connection with this acquisition, the Company recorded $7,261 in net assets, including goodwill of $4,025, and liabilities of $7,185.

  (f) Others

     In May 1996, the Company purchased from Tomen America, Inc. the remaining 10% interest in the GST Pacific Lightwave, Inc., a GST Telecom subsidiary which operates a fiber optic competitive local exchange network in southern California. The consideration paid for this acquisition consisted of $1,250 in cash, which was recorded as goodwill.

     In a series of transactions during the third and fourth quarters of 1996, the Company acquired approximately 40% of Canadian Programming Concepts, Inc.
(CPC), a Canadian corporation which is publicly traded on the Vancouver Stock Exchange, for consideration of $3,659. As a result of this investment, CPC's name was changed to GST Global. Concurrent with this investment, four of the Company's directors and one of the Company's employees were appointed to GST Global's six member board of directors. The key officers of GST Global are officers of the Company. Several employees and directors of the Company own shares in GST Global amounting to approximately 5% of GST Global's outstanding shares at September 30, 1996. At September 30, 1996, the market value of GST Global totaled approximately $26,366.

     During 1996, the Company acquired the assets of Reservations, Inc. dba Hawaii Online (HOL), the assets of Texas-Ohio Communications, Inc. (TOC), and 100% of the outstanding capital stock of Tri-Star Residential Communications, Inc. (Tri-Star). HOL is an Internet service provider; TOC is a long distance service provider; and Tri-Star provides shared tenant services consisting of long distance, cable television and security service to tenants of multi-dwelling apartment units. Consideration paid for these acquisitions totaled $3,341 and consisted of 32,624 common shares valued at $350, a commitment to issue common shares valued at $2,115 over the next two years, $599 in accrued payments to be made during 1997, $120 of cash, and $157 in legal fees. In connection with these acquisitions, the Company recorded $5,529 in assets, including $1,085 of goodwill, and $2,278 in liabilities.

     The pro forma results shown below reflect purchase accounting adjustments assuming the acquisitions described above occurred as of the beginning of each of the periods presented:

                                                                YEAR              YEAR
                                                                ENDED             ENDED
                                                            SEPTEMBER 30,     SEPTEMBER 30,
                                                                1995              1996
                                                            -------------     -------------
                                                             (UNAUDITED)       (UNAUDITED)
        Revenues..........................................    $  54,762         $  71,600
        Net loss..........................................      (22,918)          (65,196)
        Net loss per share................................    $   (1.34)        $   (3.05)

                          GST TELECOMMUNICATIONS, INC.

     The pro forma results are not necessarily indicative of what actually would have occurred had the acquisitions been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results that may be achieved from the combined operations.

(3) PROPERTY AND EQUIPMENT

                                                                                     JUNE 30
                                                                                       1997
                                                 SEPTEMBER 30,     SEPTEMBER 30,     --------
                                                     1995              1996
                                                 -------------     -------------     (UNAUDITED)
        Telecommunications networks............    $   9,577         $  25,551       $ 79,707
        Electronic and related equipment.......       10,058            31,547         62,430
        Leasehold improvements.................          300             3,619          9,241
        Furniture, office equipment and
          other................................        2,201             8,746         13,930
        Building...............................        2,134             2,134          3,366
        Construction in progress...............       15,313            62,763        146,312
                                                    --------           -------       --------
                                                      39,583           134,360        314,986
        Less accumulated depreciation..........       (1,550)           (6,785)       (14,630)
                                                    --------           -------       --------
                                                   $  38,033         $ 127,575       $300,356
                                                    ========           =======       ========

     Property and equipment includes $15,313 and $62,763 of equipment which had not been placed in service at September 30, 1995 and 1996, respectively, and accordingly, is not being depreciated. During the years ended September 30, 1995 and 1996, and the nine months ended June 30, 1997, $291, $2,316 and $10,387 (unaudited) of interest, respectively, was capitalized as part of telecommunications networks and networks in progress.

(4) ACCRUED EXPENSES

                                                           SEPTEMBER 30,      SEPTEMBER 30,
                                                               1995               1996
                                                           -------------      -------------
        Fixed asset purchases............................     $   796            $14,153
        Accrued acquisition costs........................          --              4,213
        Carrier costs....................................         680              4,057
        Other............................................       1,614              4,320
                                                              -------             ------
                  Total..................................     $ 3,090            $26,743
                                                              =======             ======

                          GST TELECOMMUNICATIONS, INC.

(5) FINANCING ARRANGEMENTS

  (a) Debt

     The Company's long-term debt at September 30, 1995 and 1996 and June 30, 1997 is as follows:

                                                                                   JUNE 30,
                                                                                     1997
                                                          1995         1996       -----------
                                                         -------     --------     (UNAUDITED)
    Note payable to Tomen, quarterly interest payments
      at the LIBOR rate plus 3% (8.7% at September 30,
      1996) with quarterly principal payments (together
      with interest) beginning in fiscal 1998 through
      2005, collateralized by equipment. The Company
      has the option to convert the interest rate to a
      fixed rate equal to the Treasury index rate plus
      3% during the term of the loan...................  $16,674     $ 31,771      $  32,300
    Senior discount notes, 13 7/8% effective interest
      with semi-annual interest payments due beginning
      June 15, 2001 on a total maturity value of
      $312,448, principal due December 15, 2005........       --      177,760        196,503
    Convertible senior subordinated discount notes
      13 7/8% effective interest with semi-annual
      interest payments due beginning June 15, 2001 on
      a total maturity value of $39,056, principal due
      December 15, 2005................................       --       22,220         24,563
    Senior secured notes, 13 1/4% effective interest
      with semi-annual interest payments due beginning
      November 1, 1997, principal due May 1, 2007......       --           --        265,000
    Notes payable to NTFC, monthly interest payments at
      LIBOR plus 3.5%, quarterly principal payments
      beginning January 1, 1999 through October 1,
      2003.............................................       --           --         44,634
    Other..............................................    3,150        5,755          8,105
                                                         -------     --------       --------
                                                          19,824      237,506        571,105
    Less current portion of long-term debt.............      736        4,832          3,700
                                                         -------     --------       --------
                                                         $19,088     $232,674      $ 567,405
                                                         =======     ========       ========

     The schedule of future principal payments on long-term debt as of September 30, 1996 is as follows:

    1997..........................................................  $  4,832
    1998..........................................................     3,474
    1999..........................................................     4,567
    2000..........................................................     5,438
    2001..........................................................     5,295
    Thereafter....................................................   213,900
                                                                    --------
                                                                    $237,506
                                                                    ========

  (b) Issuance of Debt and Convertible Debt Securities

     In the first quarter of 1996, the Company issued approximately $180 million in 39,056 Units (the Units) each consisting of eight 13.875% (effective interest rate) Senior Discount Notes (the senior notes) and one 13.875% (effective interest rate) Convertible Senior Subordinated Discount Note (the convertible notes) maturing on December 15, 2005. The Units were sold at a substantial discount and there will be no accrual of cash interest prior to December 15, 2000 or payment of interest until June 15, 2001. The Units accrete to a total principal amount of approximately $351.5 million by December 15, 2000. The senior notes will rank in

                          GST TELECOMMUNICATIONS, INC.

right of payment with all unsubordinated indebtedness of the Company while the convertible notes will be junior to all senior Company debt. The senior and convertible notes are subject to certain debt covenants.

     Each of the convertible notes is convertible at the option of the holder into common shares any time after December 15, 1996. The number of shares to be issued upon conversion is based on an accreted value on the conversion date divided by $7.563. In addition, after December 15, 1996, all of the convertible notes may be automatically converted to common shares by the Company if the Company's common shares sustain certain market value levels for 30 consecutive trading days.

     On or after December 15, 2000, the senior and convertible notes will be redeemable at the option of the Company.

  (c) Tomen America, Inc. Facility

     In the first quarter of 1995, the Company entered into a master financing agreement with Tomen America, Inc. (Tomen). Under the agreement, Tomen will loan up to $100 million to subsidiaries of the Company for development and construction of network projects. An upfront fee of 1.50% of the aggregate principal amount of each project loan and a commitment fee of 0.50% per annum on the unused portion of each project loan is payable to Tomen. Tomen will evaluate each network project separately to determine if it will participate in financing the project. The agreement originally provided Tomen the right to purchase a 10% equity interest in each network project it financed. Pursuant to such right, in 1995 Tomen purchased a 10% interest in the Company's southern California project. In May 1996, the Company repurchased the 10% interest in the project and the agreement was amended to cancel Tomen's right to purchase an equity interest in funded projects. As of September 30, 1996, Tomen has agreed to provide a total of $34.45 million in debt financing to the Company's subsidiaries ($31.8 million of which has been drawn down as of September 30, 1996) for construction and operation of its fiber optic networks in Southern California, New Mexico, and Arizona. The Tomen financing agreements are subject to certain debt covenants.

     Concurrent with the signings of the master financing agreement and subsidiary credit agreements, the Company has also signed stock purchase agreements with Tomen wherein Tomen purchased shares of common stock and received warrants to purchase additional shares of common stock. Pursuant to such agreements, through September 30, 1996, Tomen has purchased 1,074,074 shares of common stock at prices ranging from $4.60 to $10.80 per share for total cash consideration of $6,955. Tomen also holds warrants to purchase up to 546,155 additional shares of common stock at prices ranging from $5.52 to $12.96 per share. Such warrants expire at various times between October 1996 and May 1998. Subsequent to September 30, 1996, Tomen exercised a warrant and purchased 250,000 shares of common stock at $5.52 per share for total cash consideration of $1,380.

     The Company's Chief Executive Officer serves as a consultant to Tomen for which he is paid a fee. Simultaneous with the execution of the June 21, 1994 purchase of 60% of GST Telecom from Pacwest. Pacwest contracted with the Company to receive a fee equal to 1% of the aggregate debt and equity financing provided by Tomen to the Company.

  (d) Siemens Stromberg-Carlson Agreement

     In the fourth quarter of 1996, the Company entered into a loan and security agreement with Siemens Stromberg-Carlson (Siemens). Under the terms of the agreement, Siemens will loan up to $226 million to the Company for the purchase and installation of telecommunications switching and related equipment. Amounts borrowed under the agreement will initially bear interest at LIBOR plus 4.5% and will be secured by the equipment. Such interest will decrease to LIBOR plus 3.5% at the time each initial loan is converted to a term

                          GST TELECOMMUNICATIONS, INC.

loan, which conversion will occur at the first calendar quarter following the initial loan. Upon making the first loan request, the Company will be committed to purchase a minimum of $16.5 million in equipment over 3 years. Amounts borrowed under the agreement will be repaid in 24 quarterly installments beginning 5 quarters after the initial loan is converted to a term loan. At September 30, 1996, no amount had been borrowed pursuant to this agreement.

  (e) Northern Telecom, Inc. Purchase Agreement

     In the fourth quarter of 1996, the Company entered into a purchase agreement with Northern Telecom, Inc. (Nortel), pursuant to which the Company is committed to purchase a minimum of $50 million, of which $1.9 million has been purchased as of September 30, 1996, in telecommunications switching equipment over the next three years. The Company is currently negotiating an agreement to finance such equipment purchases with a third party.

  (f) Line of Credit

     At September 30, 1996, the Company was contingently liable under repurchase agreements for a maximum of $1,035 to a financial institution. The financial institution provides lease financing to NACT customers on a recourse basis. The Company has established a $1,000 line of credit with the financial institution to provide funding for payment of these leases, if required. No balance was outstanding under the line of credit at September 30, 1996.

(6) SHAREHOLDERS' EQUITY

  (a) Commitment to Issue Shares

     Pursuant to a final agreement dated January 5, 1995, the Company is committed to issue 168,249 common shares at a fair value of $4.44 per share ($747) to former shareholders of NACT on January 5, 1997. Additionally, pursuant to the terms of the purchase agreements discussed in note 2, the Company is committed to issue a minimum of 1,753,758 shares valued at $24,707 at various times throughout 1997.

  (b) Preference Shares

     The Company's Board of Directors has the authority, without any further vote or action by the Company's shareholders, to issue up to 10,000,000 Preference Shares, without par value (the Preference Shares), in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), conversion rights, voting rights, rights and terms of redemption, redemption price and liquidation preference.

  (c) Escrow Agreements

     Of the 21,257,697 shares outstanding as of September 30, 1996, 750,000 are held pursuant to an escrow agreement, their release being subject to the approval of regulatory authorities. These common shares have been issued by the Company and have rights equal to those of all other common shares except that the holders may not exercise voting rights on a resolution to cancel shares, and have waived their rights to receive dividends or to participate in the assets and property of the Company on a winding-up or dissolution of the Company. In accordance with the escrow provisions of this agreement, these shares cannot be sold or traded by the owner until they are released by the regulatory authorities in accordance with a formula adopted by the regulatory authorities. If the Company has not met the conditions set for the release of these shares by January 16, 2001, these shares will be canceled.

                          GST TELECOMMUNICATIONS, INC.

     Pursuant to the Company acquiring the remaining 20% interest in GST Telecom during 1996, 1,000,000 common shares were put in escrow pending a valuation of GST Telecom. An independent appraisal of GST Telecom was received in September 1996 allowing the release of such shares from escrow (see note 2). On November 7, 1996, such shares were released from escrow.

  (d) 1996 Employee Stock Purchase Plan

     In July 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the Stock Purchase Plan) which provides eligible employees of the Company with an opportunity to acquire common shares of the Company. It is the intention of the Company that the Stock Purchase Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code. Under this Stock Purchase Plan, the Company authorized the issuance of 500,000 common shares to be issued to employees of the Company.

     Employees who own 5% or more of the voting rights of the Company's outstanding common shares may not participate in the Plan.

  (e) Stock Option Plans

     Employee Stock Option Plans

     In January 1995, the Company created a Stock Option Plan (the 1995 Plan) which provides for the granting to employees (including officers and employee directors) of incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, and for the granting of non-statutory stock options to employees (including officers and employee directors), directors and consultants. The options have a term of five years and vest and become exercisable at the discretion of the Board of Directors. Under the plan, no options vest until at least six months after the date of grant.

     In January 1996, the Company created an additional Stock Option Plan (the 1996 Plan) in which the Board of Directors approved and authorized the issuance of 400,000 stock options to be granted to employees of the Company. The terms of the 1996 Plan are identical to those of the 1995 Plan. In January 1996, the Board of Directors also authorized a 1 million increase in the number of common shares reserved for issuance under the Company's 1995 Stock Option Plan.

     1996 Senior Operating and Executive Officer Stock Option Plans

     In May 1996, the Company adopted the 1996 Senior Operating Officer Stock Option Plan (the Senior Operating Plan) and the 1996 Senior Executive Officer Stock Option Plan (the Senior Executive Plan) in which the Board of Directors approved and authorized the issuance of up to 900,000 and 600,000 options, respectively, to be awarded to senior operating and executive management of the Company, at a $10 option exercise price. The options have a term of six years and vest and become exercisable at the discretion of the Board of Directors. All stock options granted under the Senior Executive Plan as of September 30, 1996 vest upon the achievement of certain milestones as were determined by the Board of Directors. It is the intention of the Company that certain options granted pursuant to these Plans shall constitute incentive stock options under Section 422 of the Internal Revenue Code, while certain other options granted pursuant to these Plans shall be nonqualified stock options.

     The exercise price of all incentive stock options granted under these four Plans must be at least equal to the fair market value of the shares on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting rights of the Company's outstanding share capital, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date. The exercise price of all nonqualified stock options granted under the 1995 and 1996 Plans and the Senior Operating and Executive Plans must be at least 80% and 50%, respectively, of the fair market value of the common stock on the date of grant.

                          GST TELECOMMUNICATIONS, INC.

     Activity under the various stock option plans is as follows:

                                                                 NUMBER OF           PRICE
                                                                  SHARES             RANGE
                                                                 ---------     -----------------
    Options outstanding at August 31, 1993.....................    785,250     $1.00   -    3.00
    Options:
      Granted..................................................    435,000      4.25   -    5.00
      Exercised................................................   (343,750)     1.00   -    3.00
      Canceled.................................................         --                    --
                                                                 ---------
    Options outstanding at September 30, 1994..................    876,500      1.00   -    5.00
    Options:
      Granted..................................................  1,190,035      3.55   -    6.75
      Exercised................................................   (442,200)     1.00   -    4.25
      Canceled.................................................    (30,042)     3.55   -    5.00
                                                                 ---------
    Options outstanding at September 30, 1995..................  1,594,293      3.55   -    6.75
    Options:
      Granted..................................................  1,563,373      5.00   -   10.00
      Exercised................................................    (67,500)     3.55   -    6.75
      Canceled.................................................    (32,447)     6.75   -   10.00
                                                                 ---------
    Options outstanding at September 30, 1996..................  3,057,719     $3.55   -   10.00
                                                                 =========

     Of the 3,057,719 options outstanding, 1,208,843 options were vested and exercisable and 966,089 options were available for future grant.

  (f) 1996 Stock Bonus Agreement

     In September 1994, the Company's Board of Directors adopted a Stock Award Plan which provides for the awarding of up to 70,000 common shares of the Company to a certain member of management upon the achievement of certain milestones.

  (g) Warrants Outstanding

     Warrants outstanding and exercisable at September 30, 1996:

  NUMBER OF
COMMON SHARES    EXERCISE           EXERCISE
  ISSUABLE        PRICE         EXPIRATION DATE
-------------    --------     --------------------
   250,000        $ 5.52      October 23, 1996
   125,000        $ 5.62      April 26, 1997
   171,155        $12.96      May 23, 1998
    50,000        $10.00      April 29, 1999
   300,000        $ 6.75      September 30, 2000

     The 546,155 warrants expiring October 23, 1996 through May 23, 1998 were granted to Tomen in conjunction with the Tomen financing agreements (see note
5), of which the 250,000 warrants expiring October 23, 1996 were exercised during October 1996. The 50,000 warrants expiring April 29, 1999 were granted in conjunction with a private placement of common stock during fiscal year ending 1994. The 300,000 warrants expiring September 30, 2000 were granted to a director of the Company. No value has been assigned to any granted warrants as the exercise price exceeded the common stock market price at the time of grant.

                          GST TELECOMMUNICATIONS, INC.

(7) INCOME TAXES

     The provision for income taxes differs from the amount computed by applying the Canadian statutory income tax rate to net income before taxes as follows:

                                                    THIRTEEN
                                                     MONTHS
                                                      ENDED          YEAR ENDED        YEAR ENDED
                                                  SEPTEMBER 30,     SEPTEMBER 30,     SEPTEMBER 30,
                                                      1994              1995              1996
                                                  -------------     -------------     -------------
    Computed expected income tax expense
      (benefit) at Canadian statutory rate......       (39)%             (39)%             (39)%
    Expected state/province income tax expense
      (benefit).................................        (5)               (6)               (4)
    Increase (decrease) in valuation
      allowance.................................        56                38                21
    Amortization of goodwill....................         5                 5                 1
    Minority interest...........................        --                (7)               --
    Effect of difference in United States
      statutory rate............................         6                 5                 5
    Effect of acquisition of new subsidiaries...        --                 1                10
    Non-deductible interest.....................        --                --                 2
    Other.......................................        (6)                4                 4
                                                       ---               ---               ---
         Income tax expense (benefit)...........        17%                1%               --%
                                                       ===               ===               ===

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant items comprising the Company's deferred tax asset and liability are as follows:

                                                                SEPTEMBER 30,     SEPTEMBER 30,
                                                                    1995              1996
                                                                -------------     -------------
    Deferred tax assets:
      United States Federal and state net operating loss
         carryforwards........................................    $   3,325          $16,378
      Canadian net operating loss carryforwards...............        2,533            3,065
      Non-deductible interest.................................           --            4,608
      Canadian non-deductible interest........................           --              798
      Canadian capital loss carryforward......................           --              128
      Other...................................................        1,633            2,063
                                                                    -------           ------
              Total gross deferred tax assets.................        7,491           27,040
      Less valuation allowance................................       (6,734)         (19,429)
                                                                    -------           ------
    Deferred tax liabilities:
      Furniture, fixtures and equipment, due to differences in
         depreciation.........................................          693            2,110
      Capitalized software/intangibles........................           64            5,501
                                                                    -------           ------
              Total gross deferred tax liabilities............          757            7,611
                                                                    -------           ------
              Net deferred taxes..............................    $      --          $    --
                                                                    =======           ======

     The valuation allowance for deferred tax assets as of September 1, 1993 was $593. The net change in total valuation allowance for the thirteen month period ended September 30, 1994, and the years ended September 30, 1995 and 1996, was an increase of $1,795, $4,346, and $12,695, respectively.

                          GST TELECOMMUNICATIONS, INC.

     The Company has non-capital losses for income tax purposes of approximately Canadian $6,811 available to reduce Canadian taxable income of future years, expiring as follows:

                1999..............................................    $  686
                2000..............................................     2,072
                2002..............................................     1,597
                2003..............................................     2,456
                                                                      ------
                                                                      $6,811
                                                                      ======

     Based on a history of recurring losses, it is questionable whether the Company will be allowed to utilize these Canadian losses if the tax authority determines that the Company has no reasonable expectation of profit. As of September 30, 1996, the Company also has a Canadian net capital loss carryforward of $389. Net capital losses can be carried forward indefinitely but can only be utilized to offset taxable capital gain.

     The Company has net operating losses for income tax purposes of approximately $44,985 available to reduce United States taxable income of future years, expiring as follows:

                2007.............................................    $   405
                2008.............................................        455
                2009.............................................      2,717
                2010.............................................      4,939
                2011.............................................     36,469
                                                                     -------
                                                                     $44,985
                                                                     =======

     For United States income tax purposes, utilization of net operating losses may be subject to limitation in the event a change in ownership of the Company has occurred pursuant to IRC Section 382. However, it is the belief of management that the likelihood of incurring such a change in ownership after the Company became publicly held in the U.S. in March 1994 is minimal. The Company does not expect to generate sufficient taxable income so as to utilize all or a substantial portion of such loss carryforwards prior to their expiration and maintains a 100% valuation allowance relating to such deferred tax assets.

(8) LEASES

     The Company is obligated under capital leases for equipment which expire at various dates during the next five years. At September 30, 1995 and 1996, the gross amounts of equipment and related accumulated amortization recorded under capital leases were as follows:

                                                                     1995      1996
                                                                     ----     -------
        Equipment..................................................  $853     $ 2,068
        Less accumulated amortization..............................   (67)       (291)
                                                                     -----
                                                                       --
                                                                                 ----
                                                                     $786     $ 1,777
                                                                     =======     ====

     The Company also has noncancelable operating leases, primarily for facilities, which expire over the next five years. Rental expense under operating leases was $253, $866 and $1,501 for the thirteen month period ended September 30, 1994, and the years ended September 30, 1995 and 1996, respectively.

                          GST TELECOMMUNICATIONS, INC.

     Future minimum lease payments under noncancelable leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of September 30, 1996 are:

                                                                   CAPITAL     OPERATING
                                                                   LEASES       LEASES
                                                                   -------     ---------
        Year ending September 30:
          1997...................................................  $   980      $ 2,777
          1998...................................................      900        2,902
          1999...................................................      494        2,797
          2000...................................................      235        1,960
          2001...................................................        4        1,493
          Thereafter.............................................       --        7,335
                                                                    ------      -------
                  Total minimum lease payments...................    2,613      $19,264
                                                                                =======
          Less amount representing interest (at rates ranging
             from 8.7 to 18.6%)..................................      438
                                                                    ------
                  Net minimum lease payments.....................    2,175
          Less current installments of obligations under capital
             leases..............................................      722
                                                                    ------
                  Obligations under capital leases, excluding
                    current installments.........................  $ 1,453
                                                                    ======

     Under the terms of two noncancelable subleases, the Company will receive $220 over the next ten years.

(9) COMMITMENTS AND CONTINGENCIES

  (a) Pension and Profit Sharing Plans

     In 1995, the Company adopted a defined contribution 401(k) plan (the Plan). Employees are eligible to participate in the Plan upon commencement of service. Participants may defer up to 15% of eligible compensation. Currently, the Company does not provide matching contributions for the Plan.

     NACT also sponsors a defined contribution 401(k) plan for employees who have completed one year of service and attained the age of 21. Participants may defer up to 15% of eligible compensation. The Company, at its discretion, may match 50% of participant contributions up to 7.5% of participant compensation. NACT made employer contributions to this plan of $32, $51 and $60 for the thirteen month period ended September 30, 1994, and the years ended September 30, 1995 and 1996, respectively.

     Through September 30, 1996, NACT provided a discretionary profit sharing program for full time employees who had completed one full year of employment. Under the plan, 10% of the increase in profits based on NACT's previous highest retained earnings balance were allocated among employees determined on length of employment and salary level at the discretion of the Board of Directors. Contributions to the program were $105, $171 and $132 for the thirteen month period ended September 30, 1994, and years ended September 30, 1995 and 1996, respectively. The program was terminated on September 30, 1996.

  (b) Long Distance Carriers

     The Company is party to various contracts with long distance carriers pursuant to which the Company is committed to minimum service fees. The average monthly minimum commitments range from $1.6 million to $5.1 million per month over the next three years. The Company must pay the carriers for differences between the commitment amounts and the actual amounts billed.

                          GST TELECOMMUNICATIONS, INC.

  (c) Legal Proceedings

     On August 24, 1995, Aerotel, Ltd. and Aerotel U.S.A., Inc. (collectively, "Aerotel") filed a patent infringement suit against NACT alleging that telephone systems manufactured and sold by NACT incorporate prepaid calling features which infringe upon a patent issued to Aerotel in November 1987. The complaint further alleges defamation and unfair competition by NACT and seeks various damages. NACT has filed an Answer and Counterclaim denying patent infringement, committing defamation or unfair competition and seeks judgment that the Aerotel patent is invalid and that Aerotel has misused its patent in violation of antitrust laws. Based on information currently available, NACT's management is of the opinion that there will be no material impact of NACT's financial position or results of operations as a result of this suit. Accordingly, no provision for loss has been provided in the accompanying financial statements.

     On April 24, 1996, C.W. Holdings (formerly Martin Holdings Ltd.) filed a damages suit against the Company alleging negligence in failing to safely deliver to C.W. Holdings a share certificate representing 209,738 common shares of the Company. C.W. Holdings has commenced an action in the Supreme Court of British Columbia against the Company, the Company's registrar and transfer agent, and other parties unrelated to the Company. The Company's legal counsel believes that it is improbable that there will be an outcome unfavorable to the Company in the legal proceedings.

     The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the Company's financial position.

  (d) Employment Agreements

     The Company has entered into employment agreements with key members of management. These agreements provide for payments based upon death, disability and change of control. The agreements also contain covenants not to compete.

(10) RECONCILIATION BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES AND IN CANADA

     These financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States (U.S. GAAP). Except for the earnings/loss per share calculations as noted below, these financial statements also conform, in all material respects, with those accounting principles that are generally accepted in Canada (Canadian GAAP).

     For U.S. GAAP purposes, the 750,000 escrow shares disclosed in note 6 are considered contingent shares and are not included in the loss per share calculations. For U.S. GAAP purposes, when these shares are released from escrow, to the extent their fair market value exceeds their issuance price, compensation expense will be recognized by the Company. The loss per share determined in accordance with accounting principles generally accepted in Canada was $(0.33), $(0.78) and $(3.06) for the thirteen month period ended September 30, 1994, and the years ended September 30, 1995 and 1996, respectively.

                          GST TELECOMMUNICATIONS, INC.

     The Company changed its fiscal year-end to September 30 effective in 1994. Accordingly, amounts reported in the consolidated financial statements are for the thirteen-month period ended September 30, 1994. Selected financial information as at and for the year ended August 31, 1994 is as follows:

        Selected information from statement of operations:
          Revenues........................................................  $  5,253
          Operating expenses..............................................     6,147
                                                                            --------
                  Loss from operations....................................       894
          Other expenses..................................................     1,681
                                                                            --------
                  Loss before minority interest and income tax............     2,575
          Income tax expense..............................................       470
                                                                            --------
                  Loss before minority interest...........................     3,045
          Minority interest in income of subsidiaries.....................       126
                                                                            --------
                  Loss for the year.......................................  $  3,171
                                                                            ========
        Selected information from statement of cash flows:
          Operations:
             Loss for the year............................................  $ (3,171)
             Items not involving cash.....................................     2,420
             Changes in non-cash operating working capital................      (154)
                                                                            --------
                  Cash used in operations.................................      (905)
          Financing.......................................................    14,040
          Investing.......................................................   (12,846)
                                                                            --------
                  Increase in cash and cash equivalents...................       289
          Cash and cash equivalents, beginning of year....................     4,745
                                                                            --------
          Cash and cash equivalents, end of year..........................  $  5,034
                                                                            ========

(11) INFORMATION RELATING TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     "Cash provided by (used in) operations" includes cash payments for interest of $24, $364 and $1,813 and cash payments for taxes of $253, $264 and $-0-, for the thirteen month period ended September 30, 1994 and the years ended September 30, 1995 and 1996, respectively.

     Non-Cash Investing and Financing Activities Which Affect the Consolidated Statements of Cash Flows

     Effective May 1, 1995, the Company acquired a 100% interest in ITG. See note 2 for a discussion of the assets and liabilities acquired.

     On January 5, 1995, the Company acquired the remaining 20% of National Applied Computer Technologies, Inc. (see note 2). As a result of this transaction, the Company recorded $2,137 in other assets, $521 in liabilities, $747 in common stock, $1,494 in a commitment to issue common shares and a reduction of $886 to its non-controlling interest in subsidiaries account.

     Effective June 1, 1995, the Company acquired an additional 20% of GST Telecom (see note 2). The Company recorded $5,000 in common stock, $3,226 in other assets, and a reduction of $1,774 to its non-controlling interest in subsidiaries account related to this transaction.

                          GST TELECOMMUNICATIONS, INC.

     As a result of capital contributions made to GST Telecom, Inc. throughout the year ending September 30, 1995, the Company recorded $4,457 in other assets and an increase of $4,457 to its non-controlling interest in subsidiaries account.

     During the year ending September 30, 1995, the Company recorded a $200 reduction in notes receivable and a $200 increase to deferred financing costs pursuant to a loan agreement and promissory note dated July 7, 1994, whereby the Company loaned $200 to Pacwest Network, L.L.C. (Pacwest) which was repaid in full by crediting against fees payable to Pacwest in respect of financing provided by Tomen America, Inc.

     Property and equipment includes amounts in accounts payable and accrued liabilities of $-0-, $4,363 and $18,291 at September 30, 1994, 1995 and 1996,
respectively.

     In September 1996, the Company acquired an additional 1.5 million common shares of GST Global, for consideration of $3,364 (see note 2). The Company recorded $3,364 in other assets and accrued liabilities relating to this transaction.

     During the year ending September 30, 1996, the Company recorded $45,478 in assets, $11,665 in liabilities, a reduction of $2,686 to minority interest, $29,444 in common stock and $5,613 in commitments to issue common stock as a result of the 1996 acquisitions discussed in note 2.

(12) RELATED PARTY TRANSACTIONS

     During the third and fourth quarters of Fiscal 1996, the Company made payments of $5,997 and $2,970 to Magnacom Wireless, LLC (Magnacom), a company controlled by the Chief Executive Officer of the Company, as pre-payments for future PCS services. The $2,970 payment is included as an other current asset in the accompanying balance sheet, whereas the $5,997 payment is included as an other asset in the accompanying balance sheet. The Company is in the process of establishing a non-exclusive twelve year agreement with Magnacom; whereby, the Company will purchase services relating to such licenses from Magnacom for use or resale. As consideration for services provided by Magnacom to the Company, the Company will make lump sum payments to Magnacom in accordance with an agreed to schedule (with the $5,997 payment being the first of such payments) as advanced payments for the services to be provided by Magnacom. Subsequent to September 30, 1996, the Company made an additional payment of $5,426 as a pre-payment for future PCS services to Magnacom. (See note 14).

     The operations of the Company's Hawaiian microwave network require the use of radio licenses from the FCC. Such licenses are owned by PNI, a company controlled by the Company's Chief Executive Officer. Under agreements between the Company and PNI, (1) the Company pays a monthly fee of $3,000 to PNI to utilize PNI's licenses for its communications traffic and (2) PNI pays an equal monthly fee to the Company for the right to utilize the Company's facilities for other communications traffic using up to 10% of PNI's license capacity.

     A bridge loan that was obtained and paid back by the Company during 1995 was guaranteed by five executive officers of the Company. In consideration for the guarantee, such officers were issued 25,000 shares of common stock of the Company.

     The Company paid approximately $396, $770 and $2,264 in legal fees in 1994, 1995 and 1996, respectively, to a firm having a member who is also a director of the Company.

     Under the Tomen facility, Tomen has the right to act as procurement agent for each network project it finances. The Company has purchased equipment through Tomen at competitive prices. (See Note 5(c)).

                          GST TELECOMMUNICATIONS, INC.

(13) GST USA

     In August 1994, the Company formed a wholly-owned subsidiary, GST USA, and transferred all U.S. assets, liabilities and operations into GST USA. Selected financial information is as follows:

     Selected balance sheet information:

                                                                                   JUNE 30, 1997
                                                 SEPTEMBER 30,   SEPTEMBER 30,     -------------
                                                     1995            1996
                                                 -------------   -------------      (UNAUDITED)
        Current assets.........................     $11,415        $  77,506         $ 180,892
        Non-current assets.....................      60,006          168,882           434,996
                                                    -------         --------          --------
                                                    $71,421        $ 246,388         $ 615,888
                                                    =======         ========          ========
        Current liabilities....................     $13,712        $  34,286           101,487
        Non-current liabilities................      19,646          210,243           551,889
        Minority interest......................       3,279              182            12,066
        Share capital..........................      44,471           66,520            75,009
        Accumulated deficit....................      (9,687)         (64,843)         (124,573)
                                                    -------         --------          --------
                                                    $71,421        $ 246,388         $ 615,888
                                                    =======         ========          ========

     Selected information from statement of operations:

                                                                                    NINE MONTHS
                                                                                       ENDED
                                                  YEAR ENDED      YEAR ENDED       JUNE 30, 1997
                                                 SEPTEMBER 30,   SEPTEMBER 30,     -------------
                                                     1995            1996
                                                 -------------   -------------      (UNAUDITED)
        Revenues...............................    $  18,681       $  37,721         $  47,985
        Operating costs and expenses...........      (28,942)        (77,590)          (98,101)
                                                    --------        --------          --------
                  Loss from operations.........      (10,261)        (39,869)          (50,116)
        Other expenses.........................       (1,384)        (15,625)           (8,323)
                                                    --------        --------          --------
                  Loss before minority interest
                    in loss of subsidiaries and
                    income tax.................      (11,645)        (55,494)          (58,439)
        Income tax expense.....................         (166)            (72)             (900)
                                                    --------        --------          --------
                  Loss before minority interest
                    in loss of subsidiaries....      (11,811)        (55,566)          (59,339)
        Minority interest in loss (income) of
          subsidiaries.........................        2,364             411              (391)
                                                    --------        --------          --------
                  Net loss.....................    $  (9,447)      $ (55,155)        $ (59,730)
                                                    ========        ========          ========

                          GST TELECOMMUNICATIONS, INC.

     Selected information from statement of cash flows:

                                                                               NINE MONTHS ENDED
                                                                                   JUNE 30,
                                            YEAR ENDED        YEAR ENDED             1997
                                           SEPTEMBER 30,     SEPTEMBER 30,     -----------------
                                               1995              1996
                                           -------------     -------------        (UNAUDITED)
        Operations:
          Loss for the year..............    $  (9,447)        $ (55,155)          $ (59,730)
          Items not involving cash.......        1,590            29,256              17,828
          Changes in non-cash operating
             working capital.............       (3,419)           (6,400)             (7,815)
                                             ---------          --------           ---------
                  Cash used in
                    operations...........      (11,276)          (32,299)            (49,717)
          Investing......................      (29,684)         (105,090)           (244,429)
          Financing......................       43,544           174,915             271,835
                                             ---------          --------           ---------
                  Increase in cash and
                    cash equivalents.....        2,584            37,526             (22,311)
          Cash and cash equivalents,
             beginning of year...........        1,310             3,894              41,420
                                             ---------          --------           ---------
          Cash and cash equivalents, end
             of year.....................    $   3,894         $  41,420           $  19,109
                                             =========          ========           =========

(14) SUBSEQUENT EVENTS

  Special Warrants Offering

     On October 22, 1996, the Company completed a private placement to non-U.S. investors of 2,000,000 Special Warrants at a purchase price of U.S. $11.125 per Special Warrant. The Special Warrants become exercisable by holders for no additional consideration upon the later to occur of (i) the date upon which approval for a final Canadian prospectus qualifying the common shares and share purchase warrants (the Underlying Warrants) issuable upon exercise of the Special Warrants is received from the securities commission of each of the Canadian provinces where the Special Warrants were sold and (ii) the date that a registration statement filed with the Securities and Exchange Commission registering the resale of the common shares issuable upon exercise of the Special Warrants and Underlying Warrants is declared effective, but in any event, no later than September 22, 1997. Each Special Warrant is exercisable for one common share and one-half of one Underlying Warrant. Each full Underlying Warrant entitles the holder to purchase one additional common share for a purchase price of U.S. $13.00 for one year from the date of issuance. In the event that the requisite regulatory approvals of the Canadian Prospectus are not received by the Company and the U.S. Registration Statement is not declared effective, in each case by February 19, 1997, then each Special Warrant will become exercisable for 1.1 common shares and one-half of one Underlying Warrant.

     The Company received U.S. $9.7 million, constituting 50% of the aggregate purchase price of the Special Warrants (net of placement agency fees and expenses), on October 22, 1996. The balance of the net purchase price of Special Warrants (U.S. $11.1 million) is being held in escrow and is payable to the Company upon the earlier to occur of (x) the date of receipt of final regulatory approval of a preliminary Canadian Prospectus from the securities commissions of the applicable Canadian provinces and (y) the initial filing of the U.S. Registration Statement with the Commission, in each case covering the resale of the Common Shares issuable upon exercise of the Special Warrants and the Underlying Warrants.

                          GST TELECOMMUNICATIONS, INC.

  Magnacom Wireless, LLC

     Magnacom and the Company have entered into a twelve-year reseller agreement (the "Magnacom Reseller Agreement") pursuant to which (i) the Company has been designated a non-exclusive reseller of PCS telephone services in the markets in which Magnacom has obtained licenses, and (ii) Magnacom has agreed to use the Company on an exclusive basis to provide switched local and long distance services, and other enhanced telecommunications services, to all of Magnacom's resellers in markets where the Company has operational networks. Magnacom agreed to sell PCS minutes to the Company at five cents per minute, subject to downward adjustment to equal the most favorable rates offered to Magnacom's other resellers (but in no event less than Magnacom's cost). Subsequent to September 30, 1996, in connection with the Magnacom Reseller Agreement, the Company paid an additional $5.4 million for a total of approximately $14.4 million as pre-payments for future PCS services.

     In addition, the Company has been granted a conditional option to acquire up to a 99% interest in Magnacom, conditioned upon Magnacom and the Company entering into an agreement for the construction and/or operation of Magnacom's facilities. The condition precedent to such option has not yet been met. Such option, if and when the condition precedent is met, shall be subject to compliance with all applicable FCC regulations relating to prior approval of any transfer of control of PCS licenses, including those relating to foreign ownership or control. Accordingly, until such time as may be permitted by FCC regulations or administrative action, the option will be initially limited to a 24% interest in Magnacom.

(15) UNAUDITED DEVELOPMENTS AND SUBSEQUENT EVENTS FOR THE NINE-MONTH PERIOD ENDED JUNE 30, 1997

     (a) ACQUISITION OF REMAINING 50% OF THE PHOENIX FIBER JOINT VENTURE

     In the first quarter of Fiscal 1997, the Company acquired the 50% interest in Phoenix Fiber owned by ICG Telecom Group, Inc. ("ICG") in consideration of
(i) the repayment to ICG at closing of approximately $2.1 million of intercompany indebtedness and the repayment, under certain circumstances, of up to an additional $2.0 million of such intercompany indebtedness and (ii) indemnifying ICG in respect of all indebtedness of Phoenix Fiber to the Company and third parties, other than certain liabilities of Phoenix Fiber that were assumed by ICG.

     (b) NACT PUBLIC OFFERING

     On February 26, 1997 NACT completed an initial public offering of its common stock (the "NACT Offering") pursuant to which the Company and NACT sold one million and two million shares, respectively, of NACT's common stock, resulting in gross proceeds to the Company and NACT of $10 million and $20 million, respectively. As a result of the NACT Offering, the Company's interest in NACT has been reduced to approximately 63%.

     (c) NTFC LOAN AGREEMENT

     In December 1996, the Company entered into a $50 million equipment loan and security agreement with NTFC Capital Corporation to finance the purchase of certain equipment from Nortel. Borrowings under the NTFC Loan Agreement may be made through December 31, 1998, $44.6 million of which had been borrowed by the Company at June 30, 1997.

     (d) SPECIAL WARRANTS

     In January of 1997, the Company filed a registration statement with the U.S. Securities and Exchange Commission covering the resale of the common shares issuable upon the exercise of the special warrants, resulting in the $11.125 million held in escrow relating to the sale of the Special Warrants being released to the Company.

                          GST TELECOMMUNICATIONS, INC.

     (e) REDEEMABLE PREFERRED SHARES

     In February 1997, the Company consummated a private placement of $50.0 million of Redeemable Preferred Shares. The Redeemable Preferred Shares, which are convertible at any time after February 28, 2000 at an imputed conversion price of $11.375 per share, will not pay dividends in cash, except to the extent such dividends are paid on Common Shares. In addition, the liquidation, conversion and redemption prices of the Redeemable Preferred Shares will accrue at a semi-annual rate of 11 7/8%. Under certain circumstances, the Redeemable Preferred Shares will also be subject to mandatory conversion or redemption.

     (f) ISSUANCE OF SENIOR SECURED NOTES

     In May 1997, the Company issued $265 million in senior secured notes due May 1, 2007. The notes bear interest at a rate of 13.25% with semi-annual interest payments due beginning November 1, 1997. Approximately $93.8 million of the proceeds have been set aside to fund the first six scheduled interest payments. The remainder of the net proceeds will be used to purchase and install telecommunications equipment.

     (g) ACQUISITION OF ACTION TELCOM, CO.

     Effective May 31, 1997, the Company acquired 100% of the outstanding capital stock of Action Telcom, Co. (Action), a Texas company which provides long distance and ancillary telecommunications services, and produces software used in the telecommunications industry. The Company acquired Action for consideration of $12,046, consisting of $8,161 in common shares, $1,290 in cash, $2,580 in notes payable and $16 in acquisition costs. In connection with this acquisition, the Company recorded $13,457 of assets, including $4,500 of purchased software technology and $3,622 of goodwill, and $3,991 in liabilities.

     (h) TOMEN FINANCING

     On September 30, 1997, Tomen provided the Company with up to an additional $40.5 million of debt financing (of which $36.8 million was borrowed on such date) under the Tomen Facility for the Hawaiian inter-island submarine network and various other terrestrial installations in the Hawaiian Islands.

                         [GST TELECOMMUNICATIONS LOGO]